As confidentially submitted to the Securities and Exchange Commission on September 22, 2015, pursuant to the Jumpstart Our Business Startups Act of 2012.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BioCancell Ltd.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	2834	Not Applicable
(State or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)
BioCancell Ltd.
1/3 High-Tech Village, Givat Ram, P.O Box 39264
Jerusalem, 9139102 Israel
+972 (2) 548-6555
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vcorp Services, LLC
25 Robert Pitt Drive, Suite 204
Monsey, New York 10952
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anna T. Pinedo James R. Tanenbaum Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 Tel: (212) 468-8000	Shachar Hadar, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center Tel Aviv 67021, Israel Tel: +972 (3) 607-4444	[Underwriters U.S Counsel]	[Underwriters Israeli Counsel]

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1) (2)(3)	Amount of Registration Fee
Ordinary shares, par value NIS 0.10 per share represented by American Depository Shares	$	$

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2) Includes shares granted pursuant to the underwriters’ overallotment option.
(3) American Depository Shares, or ADSs, issuable upon deposit of ordinary shares registered hereby are registered under a separate registration statement on Form F-6 (Registration No.                              ). Each ADS represents                      ordinary shares.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 2015

PRELIMINARY PROSPECTUS

American Depository Shares

BioCancell Ltd.

Representing      Ordinary Shares

This is the initial public offering of our American Depositary Shares, or ADSs. Each ADS represents           of our ordinary shares, par value NIS 0.10. The ADSs will be evidenced by American Depositary Receipts, or ADRs. We expect the initial public offering price will be between $     and $     per ADS.

Our ordinary shares are listed on the Tel Aviv Stock Exchange Ltd., or the TASE, under the symbol “BICL.”  The last reported sale price of our ordinary shares on the TASE on September 21, 2015 was NIS 0.931, or $0.24, per share (based on the exchange rate reported by the Bank of Israel on that date, which was NIS 3.923 = $1.00).

We intend to apply to list the ADSs on the Nasdaq Capital Market under the symbol “BCAN.”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements.

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our ADSs.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option for a period of 30 days to purchase up to        additional ADSs solely to cover over-allotments, if any.

Delivery of the ADSs will be made on or about          , 2015.

Prospectus dated               , 2015.

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment to this prospectus or in any free writing prospectus prepared by us or on our behalf. When you make a decision about whether to invest in our ADSs, you should not rely upon any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ADSs in any circumstances under which the offer or solicitation is unlawful.

Until and including           , 25 days after the date of this prospectus, all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

For investors outside of the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

SUMMARY

This summary does not contain all of the information you should consider before investing in our ADSs. You should read this summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and the related notes included at the end of this prospectus, before making an investment in our ADSs. All references to “BioCancell,” “we,” “us,” “our,” the “Company” and similar designations refer to BioCancell Ltd. and its wholly-owned subsidiary, BioCancell Therapeutics Israel Ltd. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” or “$” refer to U.S. dollars, the lawful currency of the United States. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of NIS                 to $1.00, based on the exchange rates reported by the Bank of Israel on September         , 2015. We report under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

We are a development-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies to treat cancer-related diseases ,with a Phase III-ready lead product candidate.

Our most advanced product candidate, BC-819, is under development as a treatment for non-muscle-invasive bladder cancer, or NMIBC. BC-819 is scheduled to enter two Phase III confirmatory studies in the first half of 2016. We are also developing a second-generation drug, BC-821 for the systemic treatment of advanced malignant neoplasms. We completed preclinical studies for BC-821 in which it showed significant efficacy in different cancer animal models, such as metastatic lung cancer and metastatic liver cancer. Our third product candidate, BC-830, is a “liquid biopsy,” which is intended to replace invasive and costly cystoscopies for the follow-up of NMIBC patients.

Yissum Research Development Company of the Hebrew University of Jerusalem , or Yissum, has granted us an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes. Our latest patent applications were filed in 2015, and their approval would ensure product exclusivity for all our programs through to 2035.

Our Target Market

Bladder cancer is the ninth most common cancer type worldwide and the fourth most common in men in the United States. Bladder cancer is the costliest cancer to treat in the United States. Approximately 75% of bladder cancers are NMIBC, not penetrating into the muscular layer, with a low risk of mortality as long as the cancer remains superficial. The quality of life of NMIBC patients deteriorates following repeated cycles of surgeries, drug treatments and rigorous lifelong follow-up. The primary treatment objective for NMIBC patients is to slow or stop cancer recurrence and progression to muscle invasive disease, or MIBC, as this would increase the risk of mortality considerably.

Currently, BCG dominates the bladder cancer market and there are very few new drugs under development in late-stage clinical studies. Although most patients initially respond very well to BCG, its efficacy tends to diminish upon repeated cycles. Most NMIBC patients (up to 70%) will suffer from recurrences within five years. The risk of MIBC increases substantially as patients fail to respond to BCG treatment. Undergoing more than two induction courses with BCG is not recommended, as there is a 7% risk of progression with each additional course. Cystectomy, or removal of the bladder followed by use of a colostomy bag, is the standard treatment following Bacillus Calmette–Guérin, or BCG, failure; however, many patients are unwilling or unable to undergo cystectomy.

Our Solution

Our lead candidate, BC-819, is a double-stranded DNA plasmid construct that uses the H19 gene to activate the synthesis of diphtheria toxin, or DTA, after entering a cell in which H19 transcription factors exist, destroying only that cell. The result of this mechanism is highly-selective tumor cell destruction.

Clinical Development

We have successfully completed Phase I/IIa and Phase IIb clinical trials for BC-819 as a treatment for bladder cancer, as well as a pilot study of a combination therapy using BC-819 and BCG, the current standard of care. In these trials, BC-819 was found to be effective for the treatment of heavily pre-treated intermediate-risk NMIBC patients and of high-risk patients in combination with BCG. BC-819 was found to be exceptionally safe, both alone and in combination with BCG, lacking the notoriously adverse effects typical of many non-targeted anti-cancer drugs.

We intend to continue development of BC-819 for the treatment of NMIBC through the performance of two Phase III clinical trials. The first trial is an open-label two-arm randomized study for the treatment of BCG failure patients. This trial will determine the superiority of combining BC-819 with BCG over using BCG alone. This study is conducted under a special protocol assessment, or SPA, granted by the United States Food and Drug Administration, or the FDA. We believe that our study will demonstrate the potential for a combination therapy of BCG with H19-based drugs. The second trial is an open–label, single-arm study for the treatment of BCG unresponsive/intolerant NMIBC patients. This trial will attempt to show that more than 17% of all patients entering the study will remain recurrence-free at 18 months, twice our estimate of the recurrence-free rate of the current approved therapy. The following table summarizes our planned Phase III clinical trials:

Study	Phase	Prior BCG Reaction	Combined with BCG	SPA	Number of Patients	Status	Structure
Pivotal Study 301	III	Unresponsive/ Intolerant	No	No	120	Beginning in H1 2016	Single-Arm, Open-Label
Pivotal Study 302	III	Failed	Yes	Yes	235 p/arm	Beginning in H1 2016	Randomized, Open-Label

Our Technology Platform

Our research and development activities build upon the research of Professor Abraham Hochberg of the Hebrew University of Jerusalem. Professor Hochberg isolated the human H19 gene and determined that the gene is expressed in over forty different forms of cancer. The H19 gene plays a key role in embryonic development, and is, therefore, found abundantly in human placenta and in several embryonic tissues. The tumor development process possesses similar characteristics to embryogenesis, or the process by which an embryo is formed and develops. After birth, H19 remains dormant and reappears almost solely in cancer cells, but not in normal adult cells. The H19 gene plays a major role in the development, progress, drug resistance and metastasis of most human cancers. We believe that a significant problem with each current method for cancer treatment is the return of tumors. The most aggressive anti-cancer drugs, such as those used in chemotherapy, destroy tumor cells. However, they do not appear to provide adequate solutions to these devastating problems, despite their destructive side effects.

H19-based therapy combines a highly selective method of killing cancer cells with a strong safety profile. Each of our product candidates relies on our proprietary H19 technology platform.

Our Strategy

We believe that anti-cancer drugs based on the H19 gene have the potential to provide benefits that are competitive with existing cancer treatment methods. H19-based drugs also can be used in combination with existing therapies, improving their efficacy, and can even work synergistically.

Our strategy is to build a specialty biopharmaceutical company that discovers, develops and commercializes drugs and diagnostics to treat cancer based on our H19-based platform technology. We intend to:

•	Continue elucidating the molecular mechanisms of H19;

•	Complete the development of BC-819, our first-generation H19-based therapy for the treatment of intermediate- and high-risk NMIBC patients;

•	Develop BC-830, an H19-based liquid biopsy diagnostic for follow-up with NMIBC patients;

•	Develop BC-821, our next-generation H19-based therapy, for intravenous treatment of advanced malignant neoplasms; and

•	Establish development and commercialization partnerships for these and future products.

Risks Factors

Investing in our ADSs involves risks. You should carefully consider the risks described in “Risk Factors” beginning on page 8 before making a decision to invest in our ADSs. The following is a summary of some of the principal risks we face:

•	The approach that we have adopted to discover and develop prospective therapeutic products is new and may never lead to marketable products;

•	We do not have a history of commercial sales and do not anticipate earning operating income over the coming years;

•
Our business depends on the success of our lead product candidate, BC-819, the development of which will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales;

•	Scientific or technological difficulties may impede our research and development activities;

•	We will require substantial additional funds to complete our research and development activities;

•	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•
Any prospective therapeutic product that we may develop will be required to undergo a time-consuming, costly and burdensome pre-market approval process, and we may be unable to obtain regulatory approval for any of our prospective therapeutic products;

•	The pharmaceutical and biotechnology market is highly competitive; and

•	Patents which we have licensed exclusively from Yissum will expire, and if we cannot obtain extended marketing exclusivity, we may face increased competition from third parties.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and are relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

•
We are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	We are permitted to provide less extensive disclosure about our executive compensation arrangements;

•	We are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	We have elected to use an extended transition period for complying with new or revised accounting standards.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

Corporate information

We were incorporated on September 22, 2011, under the laws of the State of Israel for the purpose of a reincorporation merger, or Reincorporation, which merged BioCancell Therapeutics Inc., or BTI, with and into a wholly-owned subsidiary of the Company. BTI was incorporated in the United States under the laws of the State of Delaware on July 26, 2004, and commenced operations on October 1, 2004. The Reincorporation was consummated on August 14, 2012, and BTI survived as a wholly-owned subsidiary of the Company until it was formally dissolved in the State of Delaware on December 28, 2012. Any information provided in this prospectus prior to the consummation of the Reincorporation relates to BTI, our predecessor. Our principal executive offices are located at 1/3 High-Tech Village, Givat Ram, P.O Box 392649, Jerusalem, 9139102 Israel and our telephone number is +972 (2) 548-6555. Our website address is http://www.biocancell.com. The information contained therein shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

ADSs we are offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full), representing ordinary shares.
Offering price	We currently estimate that the initial public offering price will be between $ and $ per ADS.
Ordinary shares to be outstanding after this offering	ordinary shares, including ordinary shares represented by outstanding ADSs (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
The ADSs	Each ADS represents of our ordinary shares, par value NIS 0.10. The depositary will hold ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.
If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.
You may turn in the ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $       , or approximately $       if the underwriters exercise their option to purchase additional ADSs in full, from the sale by us of ADSs in this offering, based on an assumed initial public offering price of $       per ADS, which represents the mid-point of the range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use the net proceeds from this offering to develop our therapeutic and diagnostic products, namely BC-819, BC-821 and BC-830, and for general corporate purposes, including working capital requirements.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.
Depository	The Bank of New York Mellon
Proposed Nasdaq Capital Market symbol	“BCAN”

The number of ordinary shares to be outstanding after this offering is based on 48,892,176 ordinary shares outstanding as of August 31, 2015 and excludes 816,519 ordinary shares that were issuable upon exercise of options that had been granted and remained outstanding as of August 31, 2015 at a weighted average exercise price of $1.46 per share (See “Management— Equity incentive plans”).

Unless otherwise indicated, all information in this prospectus:
•	assumes an initial public offering price of $ per ADS, which represents the mid-point of the range set forth on the cover of this prospectus;

•	gives effect to a 1-for-10 reverse share split of our ordinary shares, which was effected July 21, 2013; and

•	assumes no exercise by the underwriters of their over-allotment option to purchase up to additional ADSs from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our summary consolidated financial data. You should read the following summary consolidated financial and other data in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB, which differ in certain significant respects from U.S. GAAP.

The summary consolidated statements of profit or loss for each of the years in the two-year period ended December 31, 2014, and the consolidated statement of financial position data as of December 31, 2013 and 2014, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,
	2013	2014	2014
Consolidated Statements of Profit or Loss:	(NIS in thousands unless stated otherwise)		(Convenience translation into USD in thousands)
Operating loss	19,024	21,890	$5,626

Finance expense (income), net	1,961	(369)	(95)
Loss for the year	20,985	21,521	$5,531
Loss per ordinary share (in NIS)	1.59	0.89	$0.23

	As of December 31,
	2013	2014	2014
Consolidated Statement of Financial Position Data:	(NIS in thousands)		(Convenience translation into USD in thousands)
Cash and cash equivalents	8,420	16,822	$4,325
Other investments	-	5,272	1,352
Receivables and other current assets	1,308	1,575	403
Long-term prepaid expenses	45	42	11
Property and equipment, net	314	434	111
Total assets	10,087	24,145	$6,202

Trade accounts payable	404	650	167
Other payables	2,194	3,027	776
Short-term employee benefits	683	440	113
Liability for repayment of grant	818	463	118
Liability for employee benefits, net	47	147	38
Total stockholders' equity	5,941	19,418	4,990
Total liabilities and stockholders' equity	10,087	24,145	$6,202

RISK FACTORS

Investment in our ADSs involves a high degree of risk. You should carefully consider the risks described below and all other information contained in this prospectus before you decide to buy our ADSs. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ADSs would likely decline and you might lose all or part of your investment.

Risks Relating to our Business

The approach that we have adopted to discover and develop prospective therapeutic products is new and may never lead to marketable products.

We have concentrated our efforts on developing therapeutic product candidates utilizing plasmids, such as the H19 and IGF2 genes. This is a new field of drug research and development. To our knowledge, no person has developed any therapeutic product utilizing these plasmids that has been approved for marketing. The scientific discoveries that form the basis for our efforts to develop drugs utilizing plasmids are relatively new. The scientific evidence to support the feasibility of developing such drugs based on these discoveries is both preliminary and limited. Our focus solely on developing therapeutic products utilizing plasmids as opposed to more proven technologies to develop therapeutic products increases the risks associated with the ownership of our ADSs. If we are unsuccessful in developing drugs utilizing plasmids, we may be required to change the scope and direction of our product development activities. In that case, if we are not able to identify and successfully implement an alternative product development strategy, our business may fail.

Scientific or technological difficulties may impede our research and development activities.

Our research and development activities to develop drugs utilizing plasmids may be impeded due to scientific or technological difficulties or our lack of complete understanding of plasmids. There is no certainty that research and development of plasmids will give rise to a marketable drug or that we will succeed in developing a marketable drug in a timely manner or in accordance with our estimated budgets. Even if we are successful in developing such drugs, there is no certainty that the drugs, when developed, will be found to be sufficiently effective and safe for use to receive regulatory approval for marketing, which would adversely impact our potential revenues, results of operations and financial condition.

Our business depends on the success of our lead product candidate, BC-819. Further development of BC-819 will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales.

We do not have any products that have gained regulatory approval. Our business and future success depend on our ability to obtain regulatory approval of and then successfully commercialize our lead product candidate, BC-819. We are currently preparing for Phase 3 trials. Our ability to develop, obtain regulatory approval for, and successfully commercialize BC-819 effectively will depend on several factors, including the following:

•	successful completion of our current clinical trial or other clinical trials, which will depend substantially upon the satisfactory performance of third-party contractors;

•	successful achievement of the objectives of planned clinical trial(s), including the demonstration of a non-recurrence benefit and a favorable risk-benefit outcome;

•	receipt of marketing approvals for BC-819 from the FDA, and similar regulatory authorities outside the United States;

•	establishing commercial manufacturing and supply arrangements;

•	establishing a commercial infrastructure;

•	acceptance of the product by patients, the medical community and third-party payors;

•	establishing market share while competing with other therapies;

•	successfully executing our pricing and reimbursement strategy;

•	a continued acceptable safety and adverse event profile of the product following regulatory approval; and

•	qualifying for, identifying, registering, maintaining, enforcing and defending intellectual property rights and claims covering the product.

BC-819 will require additional clinical and non-clinical development, regulatory review and approval in multiple jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before we can generate any revenue from product sales. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval for any of our product candidates. If we are unable to develop or receive marketing approval for BC-819 in a timely manner or at all, we could experience significant delays or an inability to commercialize the product, which would materially and adversely affect our business, financial condition and results of operations.

We do not have a history of commercial sales and do not anticipate earning operating income over the coming years, and our failure to receive marketing approval for any of our prospective therapeutic products or our failure to otherwise achieve and sustain profitability would negatively impact our ability to continue our business operations.

Our predecessor, BTI, was formed on July 26, 2004, and since then we have been a development-stage company in the early stage of drug development. We have not yet received marketing approval for any of our prospective therapeutic products and, as a result, have not recorded any sales. We expect that we will operate at a loss over the coming years, as we do not expect to generate any revenue from operations in the near term. We may not be able to develop, or receive marketing approval for, drugs from our research and development efforts. In addition, even if we obtain all necessary approvals to market any of our prospective therapeutic products, there is no certainty that there will be sufficient demand to justify the production and marketing of any such product. The market for any drug based on plasmids may be small or may not develop, and the creation and growth of a market for any such drug depends on a number of factors including:

•	regulatory approvals;

•	physicians accepting the benefits of the use of drugs utilizing plasmids;

•	perceived risks generally associated with the use of new medical products;

•	the availability of alternative treatments or procedures that are perceived to be or are more effective, safer, easier to use or less costly than drugs that utilize plasmids;

•	availability of adequate reimbursement by patients’ third-party insurers for drugs that utilize plasmids; and

•	marketing efforts and publicity regarding any drug that we may develop utilizing plasmids.

If our prospective therapeutic products utilizing plasmids do not gain wide market acceptance, we may not be able to achieve our anticipated growth, revenues or profitability and we may not be able to continue our business operations.

We will require substantial additional funds to complete our research and development activities and, if additional funds are not available, we may need to significantly scale back or cease our operations.

We will require substantial funds to discover, develop, protect and conduct research and development for our plasmid-based prospective therapies, including pre-clinical testing and clinical trials of any of our prospective therapeutic products, and to manufacture and market any such product that may be approved for commercial sale. From inception, we have raised $50,567,000. However, these funds may prove to be insufficient for these activities. Our financing needs may change substantially because of the results of our research and development, competition, clinical trials and costs arising from additional regulatory approvals. We may not succeed in raising additional funds if needed. The timing of our need for additional funds will depend on a number of factors, which factors are difficult to predict or may be outside of our control, including:

•
the resources, time and costs required to initiate and complete our research and development and to initiate and complete pre-clinical and clinical studies and to obtain regulatory approvals for our prospective therapeutic products;

•	progress in our research and development programs;

•	the timing, receipt and amount of milestone, royalty and other payments from future collaborators, if any; and

•	costs necessary to protect our intellectual property.

If our estimates and predictions relating to any of these factors are incorrect, we may need to modify our operating plan. Additional funds may not be available to us when needed on acceptable terms, or at all.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through equity offerings, debt financings, government contracts, government and/or other third-party grants or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. We will require substantial funding in addition to the net proceeds of this offering to fund our commercialization efforts and fund our operating expenses and other activities. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our clinical research or development programs, which would adversely impact our potential revenues, results of operations and financial condition.

There is substantial doubt as to whether we can continue as a going concern.

Our consolidated financial statements as of December 31, 2014 contain an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments to the value of our assets or the classification of our liabilities that might result if we would be unable to continue as a going concern. We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2014, totaled NIS 155,497,000 and we expect to continue to incur substantial losses in future periods while we continue to test and prepare our product candidates for the market.

We have limited funding sources for our research and development activities and a lack of adequate funding may cause us to cease or delay all or part of our research and development activities.

A significant portion of our research and development activities has been financed by the issuance of equity. There is no certainty that we will be able to obtain additional sources of funding for our research and development activities. A lack of adequate funding may cause a cessation of all or part of our research and development activities and business operations.

Risks related to development, clinical testing and regulatory approval of our prospective therapeutic products

Any prospective therapeutic product that we may develop will be required to undergo a time-consuming, costly and burdensome pre-market approval process, and we may be unable to obtain regulatory approval for any of our prospective therapeutic products.

Any prospective therapeutic products that we may develop will be subject to extensive governmental regulations relating to development, clinical trials, manufacturing and commercialization. Rigorous pre-clinical testing and clinical trials and extensive regulatory approval processes are required to be successfully completed in the United States and in many foreign jurisdictions such as the European Union and Japan before a new therapeutic product may be offered and sold in any of these countries or regions. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

In the United States, the prospective therapeutic products that we intend to develop and market are regulated by the FDA under its drug development and review process. The time required to obtain FDA and other approvals for our prospective therapeutic products is unpredictable. Before such prospective therapeutic products can be marketed, we must obtain clearance from the FDA first through submission of an investigational new drug application, or IND, then through successful completion of human testing under three phases of clinical trials and finally through submission of a Biologics License Application, or BLA. Even after successful completion of clinical testing, there is a risk that the FDA may request further information from us, disagree with our findings or otherwise undertake a lengthy review of our BLA submission.

There can be no assurance that the FDA will grant a license for any BLA that we may submit. It is possible that none of the prospective therapeutic products that we may develop will obtain the appropriate regulatory approvals necessary for us to commence the offer and sale of such products. Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from a particular prospective product.

Because we intend to market any drug that we may develop in jurisdictions in addition to the United States, such as the European Union and Japan, we will likely incur the same costs or more in satisfying foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing and commercialization of our prospective therapeutic products. Approval by the FDA by itself does not assure approval by regulatory authorities outside the United States. Each of these foreign regulatory approval processes includes all of the risks associated with the FDA approval process, as well as risks attributable to having to satisfy local regulations within each of these foreign jurisdictions. Our inability to obtain regulatory approval outside the U.S. may adversely compromise our business prospects.

If the pre-clinical and clinical studies that we are required to conduct to gain regulatory approval are delayed or unsuccessful, we may not be able to market our prospective therapeutic products.

We may experience delays in any phase of the development of our prospective therapeutic products and their commercial launch, including during research and development and clinical trials. Implementing a clinical study is time-consuming and expensive, and the outcome of any clinical study is uncertain. The completion of any of these studies may be delayed or halted for numerous reasons, including, but not limited to, the following:

•
the FDA, institutional review boards, or IRBs, the European Union regulatory authorities (EMA and national authorities), the Israeli Ministry of Health, or other regulatory authorities do not approve a clinical study protocol or place a clinical study on hold;

•	patients do not enroll in a clinical study or results from patients are not received at the expected rate;

•
patients discontinue participation in a clinical study prior to the scheduled endpoint set forward in the clinical protocol at a higher than expected rate, especially if such discontinuations interfere with our ability to assess the efficacy of our drug candidate;

•	patients experience adverse events from our drug candidate;

•
patients die during a clinical study for a variety of reasons that may or may not be related to our prospective therapeutic products, including the advanced stage of their disease and other medical problems;

•
third-party clinical investigators do not perform the clinical studies in accordance with the anticipated schedule or consistent with the clinical study protocol and good clinical practices or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

•
third-party clinical investigators engage in activities that, even if not directly associated with our clinical studies, result in their debarment, loss of licensure, or other legal or regulatory sanction;

•	regulatory inspections of manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend the clinical studies;

•	changes in governmental regulations or administrative actions;

•	the interim results of the clinical study, if any, are inconclusive or negative; and

•	the study design, although approved and completed, is inadequate to demonstrate effectiveness and safety.

Our dependence upon clinical trials in developing our prospective therapeutic products may impede us from reaching advanced stages of development, and might cause termination of all or part of our commercial operations. To date, the aforementioned situations regarding potential delays in research and development activities and clinical trials have yet to occur in a manner which adversely affects our research and development activities.

Clinical trials are expensive, time-consuming and difficult to design and implement.

Human clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because our product candidates are based on new technologies, we expect that they will require extensive research and development and have substantial manufacturing and processing costs. In addition, costs to treat potential side effects that may result from our product candidates may be significant. Accordingly, our clinical trial costs could be significantly higher than for more conventional therapeutic technologies or drug products.

We have limited experience in conducting and managing clinical trials.

We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals for our prospective therapeutic products. We may rely on third parties for clinical development activities and our reliance on third parties will reduce our control over these activities. Accordingly, third-party contractors may not complete activities on schedule, or may not conduct clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them, which may delay the affected trial.

We may experience difficulties in identifying and recruiting suitable patients for clinical studies, which may significantly compromise our ability to develop our product candidates.

We may experience difficulties in identifying and recruiting suitable patients for clinical studies because of the high demand for such patients’ involvement in current and future clinical trials for potential drugs or because the supply of suitable patients may be low because of strict inclusion criteria requirements. The realization of any of the foregoing risks may significantly compromise our ability to develop our product candidates, which would adversely impact our potential revenues, results of operations and financial condition.

If serious adverse or inappropriate side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some of our product candidates.

All of our product candidates are still in preclinical or clinical development and their risk of failure is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. If our product candidates are associated with undesirable side effects or have characteristics that are unexpected, we may need to abandon their development or limit development to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In addition, such effects or characteristics could cause an IRB or regulatory authority to interrupt, delay or halt clinical trials of one or more of our product candidates, require us to conduct additional clinical trials or other tests or studies, and could result in a more restrictive label, or the delay or denial of marketing approval by the FDA or comparable foreign regulatory authorities.

We might not commence additional clinical testing for any of our prospective therapeutic products and the commercial value of any clinical study that we may commence and conduct in the future will significantly depend upon our choice of medical indication and our selection of a patient population for our clinical study of an indication, and our inability to commence clinical testing or our choice of clinical strategy may significantly compromise our business prospects.

Our ability to commence clinical studies depends upon successful completion of, and positive scientific results from, pre-clinical studies. If we successfully complete a clinical study, the commercial value of any such study will depend significantly upon our choice of indication and our selection of a patient population for that indication. Because our plasmids are expected to be expressed in various types of cancer, our prototype molecules may have the ability to treat many different kinds of cancer. Thus, we may incorrectly assess the market opportunities of an indication or may incorrectly estimate or fail to appreciate fully the scientific and technological difficulties associated with treating an indication. Furthermore, the quality and robustness of the results and data of any clinical study that we may conduct in the future will depend upon our selection of a patient population for clinical testing. Our inability to commence clinical testing or our choice of clinical strategy may significantly compromise our business prospects.

Our inability to address the chemistry, manufacturing and control concerns of regulatory bodies would significantly compromise our business prospects.

If we commence additional clinical studies for any of our prospective therapeutic products, our ability to complete such clinical studies successfully and to apply for and obtain regulatory approval for marketing will depend upon our ability to develop an established manufacturing process assuring consistent production of a therapeutic product of a defined quality for all phases of clinical testing and for commercial production in accordance with current Good Manufacturing Practices. Our inability to satisfy the chemistry, manufacturing and control concerns of regulatory bodies such as the FDA would either prevent us from completing clinical studies or prevent us from obtaining regulatory approval for marketing, either of which would significantly compromise our business prospects.

If we, or if our service providers or any third-party manufacturers, fail to comply with regulatory requirements, we or they could be subject to enforcement actions, which could affect adversely our ability to market and sell our prospective therapeutic products.

If we, or if our service providers or any third-party manufacturers, fail to comply with applicable federal, state or foreign laws or regulations, we could be subject to enforcement actions, which could adversely affect our ability to develop, market and sell our prospective therapeutic products successfully and could harm our reputation and lead to reduced acceptance of our prospective therapeutic products. These enforcement actions may include:

•	restrictions on, or prohibitions against, marketing our prospective therapeutic products;

•	restrictions on importation of our prospective therapeutic products;

•	suspension of review or refusal to approve new or pending applications;

•	suspension or withdrawal of product approvals;

•	product seizures;

•	injunctions; and

•	civil and criminal penalties and fines.

If we, or if our service providers or any third-party manufacturers,  fail to comply with laws regulating the protection of the environment and health and human safety, we or they could be subject to enforcement actions and our business prospects could be adversely affected.

Our research and development activities, and the research and development activities of our service providers and third-party manufacturers, may involve the use of hazardous materials and chemicals or the maintenance of various flammable and toxic chemicals. If we, or they, fail to adequately handle and dispose of these materials, we may be held liable for resulting damages, which could be substantial. We also may be subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of bio-hazardous materials. We may incur substantial costs to comply with these laws or regulations, and substantial fines or penalties if we violate any of them, which could significantly compromise our business prospects.

Risks related to competition and commercialization of our prospective therapeutic products

The pharmaceutical and biotechnology market is highly competitive. If we are unable to compete effectively with existing products, new treatment methods and new technologies, we may be unable to commercialize any therapeutic products that we may develop in the future.

The biotechnology market is highly competitive, is subject to rapid technological change and is significantly affected by existing rival drugs and medical procedures, new product introductions and the market activities of other participants. Pharmaceutical and biotechnology companies, academic institutions, governmental agencies and other public and private research organizations may pursue the research and development of technologies, drugs or other therapeutic products for the treatment of some or all of the diseases that we are targeting, or that we expect to target, including NMIBC. We also may face competition from products which have already been approved and accepted by the medical community for the treatment of these same indications. We believe a number of products are currently under development, and may become commercially available in the future, for the treatment of some or all of the diseases that we are targeting or that we expect to target.

Our competitors may develop products more rapidly or more effectively than us. Many of our competitors have:

•	much greater experience and much greater financial, technical and human resources than we have at every stage of the discovery, development, manufacture and commercialization process;

•	more extensive experience in pre-clinical testing, conducting clinical trials, obtaining and maintaining regulatory approvals and in manufacturing and marketing therapeutic products;

•	products that have been approved or are in late stages of development;

•	established distribution networks;

•	collaborative arrangements in our target markets with leading companies and research institutions; and

•	entrenched and established relationships with healthcare providers and payors.

As a result of any of the foregoing factors, our competitors may develop or commercialize products with significant advantages over any therapeutic products that we may develop. If our competitors are more successful in commercializing their products than us, their success could adversely affect our competitive position and harm our business prospects.

We may be unsuccessful in utilizing abbreviated regulatory pathways for marketing approval of our lead product candidate in the United States and Europe.

For our current lead product candidate, we are currently pursuing regulatory pathways that would provide accelerated marketing approval in the United States. Although we believe that we have developed our clinical trials based on a framework that would allow for expedited approval, the FDA, may prohibit us from utilizing expedited regulatory approval pathways or require us to conduct additional, large clinical trials.

In our leading indication, bladder cancer, we face competition from the current standard of care. The current standard of care has severe side effects. However, our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products, treatments or procedures that improve the standard of care and have fewer or less severe side effects. If such products are approved, the demand for our product candidates may be significantly reduced.

Even if we receive regulatory approval to market our prospective therapeutic products, the market may not be receptive to our prospective therapeutic products upon their commercial introduction, which would prevent us from becoming profitable.

We may have difficulties convincing the medical community and third-party payors to accept and use any of our prospective therapeutic products that may be approved for commercialization in the future. Key participants in pharmaceutical marketplaces, such as physicians, third-party payors and consumers, may not accept therapies utilizing plasmids. Even if such therapies are accepted by these participants, the medical community may not consider effectiveness and safety alone as a sufficient basis for prescribing our prospective therapeutic products in lieu of other alternative treatment methods and medications that are available. Other factors that we believe will affect market acceptance of our prospective therapeutic products include:

•	the timing of our receipt of any marketing approvals, the terms of any approvals and the countries in which approvals are obtained;

•	safety, efficacy and ease of administration;

•	the success of physician education programs;

•	the availability of government and third-party payor reimbursement;

•	the pricing of our prospective therapeutic products, particularly as compared to alternative treatment methods and medications; and

•	the extent to which alternative treatment methods and medications are more readily available as compared to the availability of any prospective therapeutic products that we may develop in the future.

Any therapeutic products that we may develop may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, thereby adversely affecting the profitability of our business.

The regulations that govern pricing for new medical products vary widely from country to country. As a result, we might obtain regulatory approval for a product in a particular country, but then be subjected to pricing regulations in that country that delay the commercial launch of the product and negatively impact the revenues we are able to generate from the sale of the product in that country. In addition, our ability to commercialize any approved products successfully will depend in part on the extent to which reimbursement for these products will be available from government health administration authorities, private health insurers and other organizations. Even if we succeed in bringing one or more therapeutic products to market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell them on a competitive basis. If the price we are able to charge for therapeutic products is inadequate in light of our development and other costs, our profitability could be adversely affected.

Risks related to our dependence on third parties

We rely on a limited number of third parties for the supply of plasmids, polyethylenimine and other raw materials required for our research and development activities. If we are unable to reach agreements with these third parties, or if we are unable to maintain our contractual relationships with these third parties, our research and development activities would be delayed.

We rely on third parties to provide materials required for our research and development activities. Obtaining these materials requires various approvals as well as reaching a purchase or commercial agreement on acceptable terms with the provider of the materials. We may not be able to reach agreements with a sufficient number of suppliers or do so on terms acceptable to us. If we are unable to reach acceptable agreements with a sufficient number of suppliers of materials, our research and development activities will be delayed and our ability to implement our business plan will be compromised.

The manufacture of plasmids in particular is a complicated and expensive process, which requires months of advance planning. We rely on a limited number of manufacturers for our supply. If we are unable to acquire the necessary amount of plasmid to complete our clinical trials, our progress could be delayed substantially.

We have no manufacturing experience or resources and we must incur significant costs to develop this expertise or rely on third parties to manufacture our prospective therapeutic products.

We have no manufacturing experience. In order to develop products, apply for regulatory approvals and commercialize our prospective therapeutic products, we will need to develop, contract for or otherwise arrange for the necessary manufacturing capabilities. Manufacturing of our prospective therapeutic products must comply with the current Good Manufacturing Practice, or cGMP, requirements set forth in the FDA’s Code of Federal Regulations. The manufacturing process for our prospective therapeutic products is an element of the FDA approval process and we will need to contract with manufacturers who can satisfy the FDA requirements on an ongoing basis before we seek to obtain FDA approval. In addition, if we receive the necessary regulatory approval for any of our prospective therapeutic products, we also expect to rely on third parties, including our collaborators, to manufacture our therapeutic products in quantities sufficient for clinical trials and commercial marketing. We may experience difficulty in obtaining adequate and timely manufacturing capacity for clinical trials and our commercial needs. If we are unable to obtain or maintain contract manufacturing for our prospective therapeutic products, or are unable to do so on commercially reasonable terms, we may not be able to successfully develop and commercialize our prospective therapeutic products.

Risks related to our operations

If we are unable to retain qualified employees, our ability to implement our business plan may be adversely affected.

The loss of the service of principal members of our scientific and clinical development teams may delay our achievement of product development and our other business objectives. Following an initial trial period, our employment agreements with our executive officers are terminable by the employee upon the provision of 90 days or three months advance written notice to us. We do not carry key man life insurance on any of our executive officers.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Under applicable employment laws, we may not be able to enforce covenants not to compete.

Our employment agreements generally include covenants not to compete. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli courts have required employers seeking to enforce covenants not to compete to demonstrate that the competitive activities of a former employee will harm one of a limited number of material interests of the employer, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such an interest will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our competitiveness may be diminished.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees, including our senior management, were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. We are not aware of any threatened or pending claims related to these matters or concerning the agreements with our senior management, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

We are exposed to a risk of substantial loss due to claims that may be filed against us in the future because our insurance policies may not fully cover the risk of loss associated with our operations.

We are exposed to the risk of having claims seeking monetary damages being filed against us for loss or harm suffered by participants of our clinical studies or for loss or harm suffered by users of any drug that may receive approval for commercialization in the future. In either event, the FDA or the regulatory authorities of other countries or regions may commence investigations of the safety and effectiveness of any such clinical trial or commercialized drug, the manufacturing processes and facilities or marketing programs utilized in respect of any such trial or drug, and may result in mandatory or voluntary recalls of any commercialized drug or other significant enforcement action such as limiting the indications for which any such drug may be used, or suspension or withdrawal of approval for any such drug. Investigations by the FDA or any other regulatory authority in other countries or regions also could delay or prevent the completion of any of our other clinical development programs. In the event that we are required to pay damages for any such claim, we may be forced to seek bankruptcy or to liquidate because our asset and revenue base may be insufficient to satisfy the payment of damages and any insurance that we have obtained or may obtain for product or clinical trial liability may not provide sufficient coverage against potential liabilities. Our current clinical trials insurance policy provides coverage in the amount of up to $5 million in the aggregate.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our contract research organizations, or CROs, and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Risks related to government regulation

We may be subject to U.S. federal and state and also foreign healthcare fraud and abuse laws and regulations and other regulatory reforms, and a finding of our failure to comply with such laws, regulations and reforms could have a material adverse effect on our business.

Our operations may be directly or indirectly affected by various broad U.S. federal and state healthcare fraud and abuse laws. These include the U.S. federal anti-kickback statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in return for or to induce the referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of an item or service, for which payment may be made under U.S. federal healthcare programs, such as the Medicare and Medicaid programs. The U.S. federal anti-kickback statute is very broad in scope, and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, many states have adopted laws similar to the U.S. federal anti-kickback statute, and some of these laws are broader than that statute in that their prohibitions are not limited to items or services paid for by a U.S. federal healthcare program but, instead, apply regardless of the source of payment. Violations of these laws could result in fines, imprisonment or exclusion from government-sponsored programs.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, program exclusion, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors play a primary role in the recommendation of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•
the federal healthcare anti-kickback statute, as mentioned above, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

•
the federal False Claims Act imposes civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•
the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•
the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

•
the federal transparency requirements under the Health Care Reform Law will require manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

•
analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Risks related to our intellectual property and potential litigation

Patents which we have licensed exclusively from Yissum will expire, and if we cannot obtain extended marketing exclusivity, whether through the use of additional patents or government exclusivity regulations, we may face increased competition from third parties who will be able to use the patents that we have used in our research and development activities.

Significant patents underlying our lead product, BC-819, included in the exclusive license that Yissum has granted to us, will expire beginning in 2017, after which time, any one or more of our competitors could develop generic alternatives to our prospective drugs, to the extent that these are not subject to additional protections, such as orphan drug status, exclusivity of biological drugs in the United States and elsewhere, and patent restoration.

We are required, and may be required in the future, to license patent rights from third-party owners in order to develop our prospective therapeutic products. If we cannot obtain such licenses, or if such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We currently license patents in conducting our research and development activities, and may be required to obtain additional licenses in the future if we believe it is necessary or useful for our business and our research and development efforts to use third-party intellectual property or if our efforts would infringe upon the intellectual property rights of third parties.

Should we succeed in obtaining any such license, our business prospects will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property. Our licensors may terminate our license, may not successfully prosecute or may fail to maintain their patent applications which we have licensed, may determine not to pursue litigation against other persons that are infringing these patents or may pursue such litigation less aggressively than we would. Without protection for the intellectual property that we have licensed and that we may license in the future, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive position and harm our business prospects.

If we fail to comply with our obligations under our license with Yissum or other licenses or related agreements to which we are currently a party or may be in the future, we could lose license rights that may be necessary for developing our plasmid-based therapeutic products.

The exclusive license granted to us by Yissum and any license that we may enter into in the future in connection with our efforts to develop drugs utilizing plasmids may impose various development, commercialization, funding, royalty, diligence, sublicensing, insurance and other obligations on us. Our obligations under any of these license agreements could include, without limitation:

•	royalty payments;

•	annual maintenance fees;

•	providing progress reports;

•	maintaining insurance coverage;

•	paying fees related to prosecution, maintenance and enforcement of patent rights;

•	minimum annual payments; and

•	undertaking diligent efforts to develop and to introduce therapeutic products into the commercial market as soon as practicable.

If we were to breach any of our material obligations as described above, the licensor may have the right to terminate the license which could result in our being unable to develop, manufacture and sell products that are covered by the licensed technology or a competitor’s gaining access to the licensed technology. Under the terms of the exclusive license granted to us by Yissum, Yissum has the right to terminate the license if we become bankrupt or insolvent, or if our business is placed in the hands of a receiver, assignee or trustee. In addition, Yissum has the right to terminate the license for any material breach of the license by us if we fail to remedy such material breach within ninety days of Yissum’s notice of our material breach and its intent to terminate, provided that the material breach is curable within ninety days. If the material breach cannot be remedied within ninety days, Yissum may not terminate the license if we take reasonable commercial action to cure such breach as promptly as practicable. The Israeli Contract Law (Remedies for Breach of Contract) 1970, defines the term “material breach” as a breach, with regards to which, it may be assumed that a reasonable person would not have entered into the specific agreement had that person foreseen the breach and the outcome thereof, or a breach which is specifically defined as material in the agreement. Acts which may constitute a material breach of the license agreement by us may include, for example: the granting of sublicenses not in compliance with the provisions of the license agreement, a breach of our obligations to pay royalties and provide the necessary reports with respect thereto, a breach of our obligations not to disclose or misuse certain confidential information of Yissum, and a breach of our obligations to develop and commercialize the licensed technology (including our obligation to fund certain research and development activities) and to conduct patent prosecution and maintenance, as further described below.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We currently rely, and intend to rely in the future, on trade secrets, know-how and technology that are not protected by patents to maintain our competitive position. In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position and harm our business prospects.

If we are unable to obtain and enforce patent protection for our inventions, our ability to develop and commercialize our prospective therapeutic products will be harmed.

Our success depends, to a considerable extent, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we may prevent others from unlawfully using our inventions and proprietary information. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office, or the PTO, and its foreign counterparts use to grant patents are not always applied predictably or uniformly and may change. There also is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Even if our rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of our intellectual property rights. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed with respect to any patents issued to us or to others. Additionally, the mere issuance of a patent does not guarantee that it is valid or enforceable against third parties.

We may become involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

A third-party may sue us for infringing its patent rights or may claim that we have improperly obtained or used its confidential or proprietary information. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of third-party proprietary rights. In addition, during an infringement proceeding, a court may decide that the patent rights we are asserting are invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, our licensors may have rights to file and prosecute such claims and we are reliant on them. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be significant, and the litigation would divert our management’s efforts. From a financial perspective, there is a risk that we would not be able to sustain the costs of any such litigation and would be forced to seek bankruptcy or to liquidate because of our limited asset and revenue base.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Recent decisions by the Committee (which have been upheld by the Israeli Supreme Court on appeal) have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a recent decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights and have specifically waived their right to receive any special remuneration for such assignment beyond their regular salary and benefits, we may face claims demanding remuneration in consideration for assigned inventions.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed.

•	We or our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions.

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights.

•	It is possible that our pending patent applications will not lead to issued patents.

•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

•
Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	We may not develop additional proprietary technologies that are patentable.

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

Risks Related to Our Operations in Israel

If there are significant shifts in the political, economic and military conditions in Israel, it could have a material adverse effect on our operations.

Our headquarters and research and development are located in Israel. In addition, our employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel, causing casualties and disruption of economic activities. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Further, our operations could be disrupted by the obligations of personnel to perform military service. As of August 31, 2015, we had 17 employees based in Israel, certain of which may be called upon to perform up to 54 days in each three-year period (and in the case of non-officer commanders or officers, up to 70 or 84 days, respectively, in each three-year period) of military reserve duty until they reach the age of 40 (and in some cases, depending on their specific military profession, up to 45 or even 49 years of age) and, in certain emergency circumstances, may be called to immediate and unlimited active duty. Our operations could be disrupted by the absence of a significant number of employees related to military service, which could materially adversely affect our business and results of operations.

Several countries, principally in the Middle East, restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise.

Because a substantial portion of our revenues is expected to be generated in U.S. Dollars and Euros, our potential revenue may be affected due to currency exchange rate fluctuations.

In the future, we expect that a substantial portion of our revenues will be generated in U.S. Dollars and Euros. We maintain our financial records in NIS, which is our functional currency. As a result, our financial results might be affected by fluctuations in the exchange rates of currencies in the countries in which our prospective therapeutic products may be sold.

Currency exchange controls may restrict our ability to utilize our cash flows.

We intend to receive proceeds from sales of any prospective therapeutic product we may develop and also to pay our operational costs and expenses in U.S. Dollars, Euros and other foreign currencies. However, we may be subject to existing or future rules and regulations on currency conversion. In 1998, the Israeli currency control regulations were liberalized significantly, and there are currently no currency controls in place. Legislation remains in effect, however, pursuant to which such currency controls could be imposed in Israel by administrative action at any time. We cannot assure that such controls will not be reinstated, and if reinstated, would not have an adverse effect on our operations.

Any Israeli government grants that we receive for research and development expenditures limit or prohibit our ability to manufacture products and transfer know-how outside of Israel and require us to satisfy specified conditions.

We have received grants from the Israeli government through the Office of the Chief Scientist of the Ministry of Economy, or the OCS, for the financing of a significant portion of our research and development expenditures. Israeli law requires that the manufacture of products developed with government grants be carried out in Israel, unless the OCS approves otherwise. Such approval, if given, is generally conditioned on an increase in the total amount to be repaid to the OCS, to an amount of up to 300% of the funds received, plus interest (the exact amount would depend on the extent of the manufacturing to be conducted outside of Israel). Transfer of OCS-funded technologies and know-how outside of Israel is restricted, and must be conducted in accordance with the restrictions set forth under Israeli law. Israeli law further specifies that both the transfer of know-how and the transfer of intellectual property rights in such know-how are subject to the same restrictions, namely the approval of the OCS. Such approval, if given, might be subject to a special redemption fee which may be required to be paid to the Government of Israel.

If we fail to comply with the conditions imposed by the OCS, we may be subject to certain sanctions which are set forth under Israeli law, including the possible refund of any payments previously received, together with interest and penalties and in certain circumstances we may also be subject to criminal charges. The difficulties in obtaining the approval of the OCS for the transfer of manufacturing rights, technology, know-how and intellectual property rights in such know-how, outside of Israel, could prevent us from entering into strategic alliances or other transactions that provide for such a transfer which in turn could adversely affect our business, results of operations and financial condition.

Enforcing a U.S. judgment against our Company and our executive officers and directors, or asserting U.S. securities law claims in Israel may be difficult.

We are incorporated in Israel. Our executive officers and directors reside in Israel and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the U.S., including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the U.S. and may not be enforced by an Israeli court. It may also be difficult to affect service of process on these persons in the United States or to assert U.S. securities laws claims in original actions instituted in Israel.

Even if an Israeli court agrees to hear such a claim, it may determine that Israeli, and not U.S., law is applicable to the claim. Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce civil claim against us and our executive officers and directors.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us. However, Israeli law does not define the substance of this duty of fairness. Since Israeli corporate law underwent extensive revisions approximately 15 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to those of our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no actual disposition of the shares has occurred.

These and other similar provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

We have received Israeli government grants for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of grants and loans. Such grants and loans may be terminated or reduced in the future, which would increase our costs.

Risks related to our ADS and the offering

The ADSs have no prior trading history in the United States, and an active market may not develop, which may limit the ability of our investors to sell the ADSs in the United States.

There is no public market for the ADSs or our ordinary shares in the United States. An active trading market for the ADSs may never develop or may not be sustained if one develops. If an active market for the ADSs does not develop, it may be difficult for you to sell your ADSs.

You will experience immediate and substantial dilution in the net tangible book value of the ADSs you purchase in this offering.

The initial public offering price of our ADSs will substantially exceed the net tangible book value per share of our ordinary shares immediately after this offering. Therefore, based on an assumed public offering price of $ per ADS (the midpoint of the price range set forth on the cover page of this prospectus), if you purchase our ADSs in this offering, you would suffer, as of  , 2015, immediate dilution of $        per ADR, or $ if the underwriters exercise their option to purchase additional ADSs, in net tangible book value after giving effect to the sale of           ADSs in this offering at an initial public offering price of $           per ADS less underwriting discounts and commissions and the estimated expenses payable by us, and the application of the net proceeds as described in “Use of proceeds.” As a result of this dilution, as of          , 2015, investors purchasing ADSs from us in this offering will have contributed         % of the total amount of our total gross funding to date but will own only         % of our equity. In addition, if outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution.

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

Our ordinary shares are currently traded on the TASE and following the offering, our ADSs, representing our ordinary shares, will be listed for trading on Nasdaq Capital Market. This may result in price variations. Our ADSs and ordinary shares will be traded on these markets in different currencies, U.S. dollars on Nasdaq Capital Market and New Israeli Shekels on the TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

Our ADS price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ADSs sold in this offering will be determined by negotiation between us and the representative of the underwriters. This price may not reflect the market price of our ADSs following this offering and the price of our ADSs may decline. In addition, the market price of our ADSs could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in distributor relationships, acquisitions or expansion plans;

•	changes in the prices of our raw materials or the products we sell;

•	our involvement in litigation;

•	our sale of ADSs, ordinary shares or other securities in the future;

•	market conditions in our industry;

•	changes in personnel;

•	the trading volume of our ADSs;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ADSs, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs could decline.

The trading market for our ADSs will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ADSs could decline if one or more securities analysts downgrade our ADSs or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

As a foreign private issuer whose ADSs are listed on the Nasdaq Capital Market we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs will be listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the rules of the Nasdaq Capital Market. As permitted under the Israeli Companies Law 1999, or Companies Law, pursuant to our articles of association to be effective upon closing of this offering, the quorum for an ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders) instead of 33 1/3% of our issued share capital as required under Nasdaq corporate governance rules. We also intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. We intend to follow Israeli corporate governance practices instead of Nasdaq requirements with regard to, among other things, the composition of our board of directors and nominating committee, and director nomination procedures. In addition, we will follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors of domestic issuers. See “Management — Corporate governance practices.”

As a foreign private issuer we will not be subject to U.S. proxy rules and will be exempt from certain Exchange Act reports.

As a foreign private issuer, we will be exempt from the rules and regulations under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We have broad discretion as to the use of the net proceeds from this offering and may not use them effectively.

We currently intend to use the net proceeds from this offering to develop our therapeutic and diagnostic products, namely BC-819, BC-821 and BC-830, and for general corporate purposes, including working capital requirements. For more information, see “Use of Proceeds.” However, our management will have broad discretion in the application of the net proceeds. Our shareholders may not agree with the manner in which our management chooses to allocate the net proceeds from this offering. The failure by our management to apply these funds effectively could have a material adverse effect on our business, financial condition and results of operation. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income.

The market price of our ADSs could be negatively affected by future sales of our ADS.

After this offering, there will be  ordinary shares and       ADSs outstanding. Sales by us or our shareholders of a substantial number of our ordinary shares or ADSs in the public markets following this offering, or the perception that these sales might occur, could cause the market price of our ADSs to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all of the ADSs sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or Rule 144.

Following the closing of this offering, approximately  of our outstanding ordinary shares and       ADSs will be beneficially owned by shareholders that have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares or ADSs, or cause a registration statement covering any ADSs to be filed, without the prior written consent of , which may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the corresponding lock-up agreements. After the expiration of the lock-up period, these shares can be resold into the public markets in accordance with the requirements of Rule 144, subject to certain volume limitations.

Upon the filing of the registration statements and following the expiration of the lock-up restrictions described above, the number of ordinary shares or ADSs that are potentially available for sale in the open market will increase materially, which could make it harder for the value of our ordinary shares and ADSs to appreciate unless there is a corresponding increase in demand for our ordinary shares and ADSs. This increase in available shares could result in the value of your investment in our ADSs decreasing.

In addition, a sale by the company of additional ordinary shares, ADSs or similar securities in order to raise capital might have a similar negative impact on the share price of our ordinary shares. A decline in the price of our ordinary shares or ADSs might impede our ability to raise capital through the issuance of additional ordinary shares, ADSs or other equity securities, and may cause you to lose part or all of your investment in our ordinary shares or ADSs.

We do not intend to pay dividends in the foreseeable future.

We do not anticipate paying any cash dividends on our ADSs for at least the next several years following this offering. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, capital appreciation, if any, of our ordinary shares will be the investors’ sole source of gain for the next several years. In addition, Israeli law limits our ability to declare and pay dividends, and may subject us to certain Israeli taxes.

You may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, or the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited ordinary shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to affect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our ordinary shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

Holders of the ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law and our articles of association, the minimum notice period required to convene a shareholders’ meeting is no less than 35 or 14 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

We will incur significant additional increased costs as a result of the listing of the ADSs for trading on the Nasdaq Capital Market and thereby becoming a public company in the United States as well as in Israel, and our management will be required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

Upon the successful completion of this offering and the listing of our ADSs on the Nasdaq Capital Market, we will become a publicly traded company in the U.S. As a public company in the U.S., we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC and the Nasdaq Capital Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the Nasdaq Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC.

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes.  We were a PFIC in 2014 and, based on estimates of our gross income and gross assets, our intended use of the proceeds of this offering, and the nature of our business, it is likely that we will be classified as a PFIC for the taxable year ending December 31, 2015.  Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In any taxable year in which we are characterized as a PFIC for U.S. federal income tax purposes, a U.S. Holder, as defined in “Taxation and Government Programs — U.S. federal income tax consequences,” that owns ADSs could face adverse U.S. federal income tax consequences, including having gains realized on the sale of the ADSs classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. Holders, and having interest charges apply to distributions by us and the proceeds of ADS sales. Certain elections exist that may alleviate some adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs. If we are a PFIC in any year, U.S. Holders may be subject to additional Internal Revenue Service, or IRS, filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. See “Taxation and Government Programs — U.S. federal income tax consequences.”

We may be treated as a U.S. corporation for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a corporation generally is considered tax resident in the place of its incorporation. We are incorporated under the laws of the State of Israel and, therefore, we should be a non-U.S. corporation under this general rule. However, Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), contains rules that may result in a foreign corporation being treated as a U.S. corporation for U.S. federal income tax purposes. The application of these rules is complex and there is little guidance regarding certain aspects of their application.

Under Section 7874 of the Code, a corporation created or organized outside the U.S. will be treated as a U.S. corporation for U.S. federal tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) the former shareholders of the acquired U.S. corporation hold at least 80% of the vote or value of the shares of the foreign acquiring corporation by reason of holding stock in the U.S. acquired corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not have “substantial business activities” in the foreign corporation’s country of incorporation relative to its expanded affiliated group’s worldwide activities. For this purpose, “expanded affiliated group” generally means the foreign corporation and all subsidiaries in which the foreign corporation, directly or indirectly, owns more than 50% of the stock by vote and value, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of our expanded affiliated group are based, located and derived, respectively, in the country of incorporation.

We do not believe that we should be treated as a U.S. corporation as a result of the Reincorporation under Section 7874 of the Code because we believe that we have substantial business activities in Israel. However, the IRS may disagree with our conclusion on this point. In addition, there could be legislative proposals to expand the scope of U.S. corporate tax residence and there could be changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder that could result in us being treated as a U.S. corporation.

If it were determined that we should be treated as a U.S. corporation for U.S. federal income tax purposes, we could be liable for substantial additional U.S. federal income tax on our taxable income since the Reincorporation. In addition, payments of dividends to non-U.S. holders may be subject to U.S. withholding tax.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of the ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal controls, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of the ADSs. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make the ADSs less attractive to investors.

For as long as we are deemed an emerging growth company, we are permitted to and intend to take advantage of specified reduced reporting and other regulatory requirements that are generally unavailable to other public companies, including:

•	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act; and

•
an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements.

We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ADSs pursuant to an effective registration statement, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act.

We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the market price of the ADSs may be more volatile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	The approach that we have adopted to discover and develop prospective therapeutic products is new and may never lead to marketable products;

•	We do not have a history of commercial sales and do not anticipate earning operating income over the coming years;

•
Our business depends on the success of our lead product candidate, BC-819, the development of which will require significant additional clinical testing before we can seek regulatory approval and potentially launch commercial sales;

•	Scientific or technological difficulties may impede our research and development activities;

•	We will require substantial additional funds to complete our research and development activities;

•	Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our technologies or product candidates;

•
Any prospective therapeutic product that we may develop will be required to undergo a time-consuming, costly and burdensome pre-market approval process, and we may be unable to obtain regulatory approval for any of our prospective therapeutic products;

•	The pharmaceutical and biotechnology market is highly competitive; and

•	Patents which we have licensed exclusively from Yissum will expire, and if we cannot obtain extended marketing exclusivity, we may face increased competition from third parties.

The preceding list is not intended to be an exhaustive list of any forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements. In particular, you should consider the rules provided under “Risk Factors” in this prospectus.

You should review carefully the risks and uncertainties described under the heading “Risk Factors” in this prospectus for a discussion of these and other risks that relate to our business and investing in our ADSs. The forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

PRICE RANGE OF OUR ORDINARY SHARES

Prior to this offering, there has been no public market for the ADSs. We cannot assure you that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market subsequent to this offering at or above this initial public offering price. Each ADS will representordinary shares. We will apply to list our ADSs for trading on the Nasdaq Capital Market under the symbol “BCAN.”

Our ordinary shares have been trading on the TASE under the symbol “BICL” since August 14, 2012. No trading market currently exists for our ordinary shares in the United States.

Trading History of our Ordinary Shares

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars.

	NIS		U.S. dollar ($)
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual
2014	2.86	1.03	0.82	0.26
2013	11.51	2.07	3.12	0.59
2012	6.25	2.09	1.55	0.56

Quarterly
Second Quarter 2015	1.08	0.93	0.27	0.24
First Quarter 2015	1.32	1.00	0.34	0.25
Fourth Quarter 2014	1.81	1.03	0.49	0.26
Third Quarter 2014	2.39	1.76	0.70	0.48
Second Quarter 2014	2.69	2.41	0.77	0.70
First Quarter 2014	2.86	2.02	0.82	0.57
Fourth Quarter 2013	4.30	2.07	1.22	0.59
Third Quarter 2013	6.17	3.54	1.70	0.97
Second Quarter 2013	8.39	5.50	2.34	1.51
First Quarter 2013	11.51	3.98	3.12	1.05

Most Recent Six Months
September 2015 (through September 21, 2015)	0.95	0.91	0.25	0.24
August 2015	1.00	0.82	0.26	0.22
July 2015	1.04	0.95	0.27	0.25
June 2015	1.01	0.93	0.27	0.24
May 2015	1.05	0.93	0.27	0.24
April 2015	1.08	0.95	0.27	0.24
March 2015	1.20	1.00	0.30	0.25

As of the date of this registration statement, there is one shareholder of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as all shares we have issued are currently recorded in the name of our Israeli share registrar, Mizrahi-Tefahot Nominees Co. Ltd. As of the date of this registration statement, there were no record holders of our ordinary shares in the United States.

EXCHANGE RATES

Since our inception, our functional and presentation currency was the NIS. No representation is made that NIS amounts referred to in this prospectus could have been or could be converted into dollars at any particular rate or at all.

Fluctuations in the exchange rates between the NIS and the dollar will affect the dollar amounts received by owners of our ordinary shares on payment of dividends, if any, paid in NIS.

The following table sets forth information regarding the exchange rates of NIS per dollars for the periods indicated. Average rates are those reported by the Bank of Israel for the periods presented.

	NIS per dollar
Year Ended December 31,	High	Low	Average	Period End
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471
2012	4.084	3.700	3.858	3.733
2011	3.821	3.363	3.579	3.821
2010	3.894	3.549	3.732	3.549

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per dollar
Month	High	Low	Average	Period End
September 2015 (through September 21, 2015)	3.934	3.863	3.906	3.923
August 2015	3.930	3.772	3.845	3.930
July 2015	3.825	3.765	3.789	3.783
June 2015	3.872	3.761	3.825	3.769
May 2015	3.890	3.819	3.862	3.876
April 2015	4.014	3.861	3.938	3.861
March 2015	4.053	3.926	3.998	3.980

On September 21, 2015, the representative rate was $1.00 to NIS 3.923, as reported by the Bank of Israel.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $  million, or approximately $  million if the underwriters exercise in full their option to purchase additional ADSs, based on an assumed initial public offering price of $     per ADS, which represents the mid-point of the range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds we receive from this offering by $      , assuming that the number of ADSs offered, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses.

The primary purposes of this offering are to raise additional capital to further the development of our pipeline projects, general research and development and for general corporate purposes, as well as to create a U.S. public market for our ADSs, allow potential future access to the U.S. public markets should we need more capital in the future and increase the profile and prestige of our company with existing and possible strategic partners.

Specifically, we will use the net proceeds from this offering to advance our Phase III program for our lead product candidate, BC-819, advance our second-generation product candidate, BC-821, to Phase I/IIa clinical trials and continue the development of our product candidate, BC-830.

Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty any or all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts, if any, that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress of our clinical studies and changes we may make to our clinical development plan. As a result, our management will have broad discretion in the application of the net proceeds, which may include uses not set forth above, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

        Pending their use, we plan to invest the net proceeds from this offering in investment-grade instruments and/or to hold such proceeds as cash or interest-bearing deposits, in the currencies in which we expect to make payment.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our shares and we anticipate that, for the foreseeable future, we will retain any future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends for at least the next several years.

The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent fiscal years, whichever is higher, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. As of December 31, 2014, we did not have distributable earnings pursuant to the Companies Law. Our articles of association provide that dividend distributions may be determined by our board of directors, without the need for shareholder approval.

CAPITALIZATION

The following table sets forth our total capitalization, together with our cash, cash equivalents and marketable securities, as of June 30, 2015, as follows:

•	on an actual basis; and

•
on an as adjusted basis to reflect the issuance and sale of ADSs in this offering at an assumed initial public offering price of $         per ADS, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	As of June 30, 2015
	Actual	As Adjusted
	(in thousands)
Shareholders’ equity
Ordinary shares, par value NIS 0.10 per share: 75,000,000 shares authorized, 48,892,176 shares authorized issued and outstanding (actual); shares issued and outstanding (as adjusted)	$1,256
Accumulated losses	(45,520)
Share Premium and other reserves	48,331
Total Capitalization	$4,067
______________

A $1.00 increase (decrease) in the assumed initial public offering price of $         per ADS, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total equity and total capitalization by approximately $         million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our ADSs in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the attributed initial public offering price per ordinary share is substantially in excess of the book value per ordinary Share attributable to the existing shareholders for our presently outstanding ordinary shares. Our consolidated net tangible book value as of December 31, 2014 was $5 million, or $0.17 per ordinary share or $         per ADS (using the ratio of        ordinary shares to one ADS), as of such date.

Consolidated net tangible book value per ordinary share or ADS was calculated by:

•	subtracting our consolidated liabilities from our consolidated tangible assets; and

•	dividing the difference by the number of ordinary shares or ADSs outstanding, as applicable.

After giving effect to adjustments relating to this offering, our consolidated  pro forma net tangible book value on December 31, 2014, would have been approximately $         million, equivalent to $       per ordinary share or $      per ADS. The adjustments made to determine our consolidated net tangible book value are as follows:

•	an increase in consolidated tangible assets to reflect the net proceeds of this offering received by us as described under “Use of proceeds;” and

•
the addition of the ADS offered in this prospectus, assuming an initial public offering price of $      per ADS, which represents the midpoint of the price range set forth on the cover page of this prospectus.

The following table illustrates the immediate increase in our consolidated net tangible book value of $      per ADS and the immediate pro forma dilution to new investors:

Assumed initial public offering price per ADS
Pro forma consolidated net tangible book value per ADS as of December 31, 2014
Increase in consolidated net tangible book value per ADS attributable to the offering
Pro forma as adjusted net tangible book value per ADS after this offering
Dilution per ADS to new investors
Percentage of dilution per ADS to new investors

A $1.00 increase (decrease) in the assumed initial public offering price of $     per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the consolidated net tangible book value attributable to this offering by $     per ADS, the consolidated net tangible book value after giving effect to this offering by $      per ADS and the dilution per ADS to new investors in this offering by $    assuming that the number of ADSs offered remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

If the underwriters’ over-allotment option to purchase additional ADSs from us is exercised in full, and assuming an initial public offering price of $    per ADS, the midpoint of the price range set forth on the cover page of this prospectus, the consolidated net tangible book value attributable to this offering would be $    per ADS, the consolidated net tangible book value after giving effect to this offering would be $    per ADS and the dilution per ADS to new investors in this offering would be $   , after deducting underwriting discounts and commissions and estimated offering expenses.

The table below summarizes, on a pro forma as adjusted basis as of December 31, 2014, the differences for our existing shareholders and new investors in this offering, with respect to the number of ADSs purchased from us, the total consideration paid to us and the average per ADS price paid in this offering in purchase of the ADSs from us before deducting fees and offering expenses.

	Shares purchased		Total consideration		Average price per share
	Number	%	Amount	%
Existing shareholders
New investors
Total

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with IFRS as issued by the IASB.

The selected consolidated statements of profit or loss data for each of the years in the two-year period ended December 31, 2014, and the consolidated statement of financial position data as of December 31, 2013 and 2014, are derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

	Year Ended December 31,
	2013	2014	2014
Consolidated Statements of Profit or Loss:	(NIS in thousands unless stated otherwise)		(Convenience translation into USD in thousands)
Research and development expenses	14,454	17,636	$4,533
General and administrative expenses	4,570	4,254	1,093
Operating loss	19,024	21,890	5,626

Finance income	(56)	(705)	(181)
Finance expense	424	336	86
Net change in fair value of financial instruments designated as fair value through Profit or Loss	1,593	-	-
Finance expense (income), net	1,961	(369)	(95)
Loss for the year	20,985	21,521	$5,531
Loss per ordinary share (in NIS)	1.59	0.89	$0.23

	As of December 31,
	2013	2014	2014
Consolidated Statement of Financial Position Data:	(NIS in thousands)		(Convenience translation into USD in thousands)
Cash and cash equivalents	8,420	16,822	$4,325
Other investments	-	5,272	1,352
Receivables and other current assets	1,308	1,575	403
Long-term prepaid expenses	45	42	11
Property and equipment, net	314	434	111
Total assets	10,087	24,145	$6,202

Trade accounts payable	404	650	167
Other payables	2,194	3,027	776
Short-term employee benefits	683	440	113
Liability for repayment of grant	818	463	118
Liability for employee benefits, net	47	147	38
Total stockholders' equity	5,941	19,418	4,990
Total liabilities and stockholders' equity	10,087	24,145	$6,202

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”

Introduction

We are a development-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies to treat cancer-related diseases ,with a Phase III-ready lead product candidate.

Our most advanced product candidate, BC-819, is under development as a treatment for non-muscle-invasive bladder cancer, or NMIBC. BC-819 is scheduled to enter two Phase III confirmatory studies in the first half of 2016. We are developing a second-generation drug, BC-821 for the systemic treatment of advanced malignant neoplasms. We completed preclinical studies for BC-821 in which it showed significant efficacy in different cancer animal models such as metastatic lung cancer and metastatic liver cancer. Our third product candidate, BC-830, is a “liquid biopsy,” which is intended to replace invasive and costly cystoscopies for the follow-up of NMIBC patients.

Yissum Research Development Company of the Hebrew University of Jerusalem , or Yissum, has granted us an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes. Our latest patent applications were filed in 2015, and their approval would ensure product exclusivity for all our programs through to 2035.

Financial overview

We have incurred operating losses since inception, have not generated any product sales revenues and have not achieved profitable operations. Our net loss, accumulated during the development stage through December 31, 2014, totaled NIS 155,497,000 and we expect to continue to incur substantial losses in future periods while we continue to test and prepare our product candidates for the market.

Revenue

To date, we have not generated any revenue. We do not expect to receive any revenue from our product candidates unless and until we obtain regulatory approval and commercialize our products or enter into collaborative agreements with third parties. There can be no assurance that we will receive such regulatory approvals, and if our product candidates are approved, that we will be successful in commercializing them.

Operating Expenses

Our operating expenses consist of two components:  research and development expenses and general and administrative expenses. We anticipate that the costs for developing our products will increase in future years as we expand our clinical development to include Phase III trials of our drug candidate BC-819.

Research and development expenses

Research and development expenses consist of costs incurred for research and clinical trials. Research expenses include:

•	employee-related expenses, including salaries and share-based compensation;

•	expenses of developing manufacturing processes;

•	expenses relating to outsourced and contracted services, such as external laboratories and consulting and advisory services;

•	costs associated with pre-clinical and clinical activities and regulatory compliance;

•	patent application and maintenance expenses;

•	expenses incurred in operating our laboratories and small-scale equipment; and

•	clinical trial expenses, including:

•	supply, development and manufacturing costs relating to clinical trial materials;

•	employee-related expenses, including salaries and share-based compensation and others; and

•	costs associated with clinical activities and regulatory compliance.

Research and development activities are our primary focus. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase as we prepare for, and commence, Phase III clinical trials of BC-819, as well as advance the clinical development of our other product candidates, BC-821 and BC-830.

We recognize research and development expenses as we incur them. An intangible asset arising from the development of our product candidates is recognized if certain capitalization conditions are met. As of December 31, 2013 and 2014, we did not have any capitalized development costs.

We have received grants from the Office of the Chief Scientist (OCS) of the Israel Ministry of the Economy, in the framework of research and development programs for BC-819. These grants are subject to repayment through future royalty payments on any products resulting from these research and development programs. We must pay royalties of 3% to 3.5% on the revenues derived from sales of products developed in whole or in part using these OCS grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants we have received, plus annual interest generally equal to the 12-month LIBOR applicable to U.S. Dollar deposits, as published on the first business day of each calendar year. The total gross amount of grants we have received from the OCS, including accrued LIBOR interest as of December 31, 2014, totaled $3.6 million (NIS 14 million). As of December 31, 2014, we had not paid any royalties to the OCS.

General and administrative expenses

General and administrative expenses consist primarily of salaries, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, lease payments, maintenance and insurance, board of directors’ fees and business development expenses.

Share-based compensation is based on the fair value of the options granted, as measured by the Black-Scholes option pricing model, with expected volatility determined based on the historical volatility of our share price, and the risk-free interest rate determined based on the yield to maturity of State of Israel bonds with an NIS-linked exercise price and duration to maturity equal to the expected life of the warrants.

We anticipate that our general and administrative expenses will increase following the completion of this offering principally associated with the costs of being a public company in the United States. For example, we anticipate that we will incur increased expenses related to legal and accounting services and increased insurance premiums.

Financial expense (income), net

Financial expense and income consist of interest earned on our cash, cash equivalents and short-term bank deposits, bank fees and costs and interest expense. In addition, we record expense or income resulting from fluctuations of currencies we hold, primarily U.S. dollars and Euros, against the NIS (our functional currency). A portion of our assets are held in foreign currency and a portion of our liabilities is denominated in these currencies.

Taxes on Income

The standard corporate tax rate in Israel for the 2014 tax year and thereafter is 26.5% and was 25% for the 2013 tax year.

We have not generated taxable income since inception, and have carryforward tax losses as of  December 31, 2014, of  NIS 4.3 million and capital loss carryforwards totaling NIS 46 million, resulting from the liquidation of BioCancell Therapeutics Inc., following our reorganization as an Israeli corporation.

Our wholly-owned subsidiary, BioCancell Therapeutics Israel Ltd., had carryforward tax losses of NIS 107.5 million as of December 31, 2014 and capital loss carryforwards of NIS 5 million.

We anticipate that we will be able to carry forward these tax losses indefinitely. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carryforward tax losses.

We recognize deferred tax assets on losses for tax purposes carried forward to subsequent years if utilization of the related tax benefit against a future taxable income is expected. We have not created deferred taxes on our tax loss carryforward since their utilization is not expected in the foreseeable future.

Critical accounting policies and estimates

We describe our significant accounting policies and estimates in Note 3 to our consolidated financial statements contained elsewhere in this prospectus. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB.

In preparing these consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in our consolidated financial statements. Actual results may differ from these estimates.

Functional Currency

Our functional currency is the NIS. As we have not recorded revenues since our inception, we consider the primary economic environment currency to be the currency in which we expend the greatest amounts of cash, in which a significant portion of our expenses and capital expenditures were incurred, and in which almost all of our financing has been denominated.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to utilize this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. In addition, as an emerging growth company, we are entitled to present only two years of financial data. As a result of these elections, our future financial statements may not be comparable to those of public companies that are not emerging growth companies and are required to comply with public company effective dates for new or revised accounting standards.

Funding by the Office of the Chief Scientist of the Israeli Ministry of Economy

For information about grants we have received from the OCS, see “Government Regulation – Regulations in Israel.”

Results of operations

Year ended December 31, 2014 compared to Year ended December 31, 2013

Below is a summary of our results of operations for the years indicated:

	Year Ended December 31,
	2013	2014	2014
	(NIS in thousands)		(Convenience translation into USD in thousands)
Research and development expenses	14,454	17,636	$4,533
General and administrative expenses	4,570	4,254	1,093
Operating loss	19,024	21,890	$5,626
Finance income	(56)	(705)	(181)
Finance expense	424	336	86
Net change in fair value of financial instruments designated as fair value through Profit or Loss	1,593	-	-
Finance expense (income), net	1,961	(369)	(95)
Loss for the year	20,985	21,521	$5,531

Research and development expenses

Research and development expenses increased 22% from NIS 14.5 million for the year ended December 31, 2013 to NIS 17.6 million for the year ended December 31, 2014. Our research and development expenses are highly dependent on our clinical trials and the development phases of our projects, and, therefore, our research and development expenses fluctuate significantly from year to year. The aforementioned increase was primarily the result of our preparation for Phase III clinical trials, as well as increased development costs as we prepare for clinical trials of our second-generation drug-candidate, BC-821, and employee costs, all partially offset by lower expenses for clinical materials for our drug product, lab materials and patent expenses.

General and administrative expenses decreased from NIS 4.6 million for the year ended December 31, 2013 to NIS 4.3 million for the year ended December 31, 2014, a decrease of NIS 0.3 million, or 7%. The decrease resulted from reduced professional and consultant expenses as a result of our expense reduction efforts, offset by an increase in business development expenses, incurred in identifying potential strategic partners in order to continue development of our products, especially the advancement of BC-819 into Phase III trials.

Finance expense, net

Finance income increased from NIS 0.06 million for the year ended December 31, 2013 to NIS 0.7 million for the year ended December 31, 2014. The increase resulted primarily from foreign currency fluctuations against our functional currency, the NIS. A portion of our assets are held in foreign currency, primarily U.S. dollars and Euros, as a portion of our liabilities is denominated in these currencies.

Finance expense remained stable as a proportion of our overall expenses at NIS 0.4 million for the year ended December 31, 2013 and NIS 0.3 million for the year ended December 31, 2014.

Net change in fair value of financial instruments designated as fair value through the Profit or Loss

In July 2008, we issued warrants to three investors, which were revalued on a quarterly basis, in accordance with IFRS rules, until they were exercised in July 2013. The revaluation led to an expense of NIS 1.6 million for the year ended December 31, 2013 (prior to exercise), primarily due to changes in the standard deviation of the price of our shares, and changes in the USD/NIS exchange rate. No fair value revaluation loss or gain was recorded after the exercise of the warrants.

Liquidity and Capital Resources

We are a development-stage company and have not generated significant revenue since our formation. We have incurred operating losses for each year since our inception in 2004. To achieve operating profit, we must successfully identify, develop and market product candidates, alone or together with others. Our principal activities since inception have been research and product development and capital-raising in order to support our research and development activities. We have financed our operations from inception primarily through various private placement transactions, public offerings of our common stock in Israel, and option exercises.

As we are in the development stage, and our planned activities depend on future events, including our ability to raise additional funds through offerings, our recurring losses from operations raise substantial doubt about our ability to continue as a going concern.

In the near term, we expect to continue to incur significant and increasing operating losses as a result of the research and development expenses we expect to incur as we further the development of our product candidates. We do not anticipate generating operating income over the coming years given that we will incur significant costs associated with clinical trials and there is no assurance that we will obtain marketing approval for our products and that, if such approval is obtained, our lead product will achieve market acceptance.

Cash flows

The table below shows our cash flow activities for the periods indicated:

	Year Ended December 31,
	2013	2014	2014
	(NIS in thousands)		(Convenience translation into USD in thousands)
Net cash used in operating activities	(19,930)	(20,380)	$(5,240)
Net cash provided by (used in) investing activities	1,859	(5,370)	(1,380)
Net cash provided by financing activities	20,806	34,247	8,803
Total	2,735	8,497	$2,183

Operating Activities

Cash used in operating activities for the year ended December 31, 2014 totaled NIS 20.4 million, similar to the NIS 19.9 million cash used in operating activities for the year ended December 31, 2013, and consisting primarily of research and development expenses and general and administrative expenses.

Investing Activities

Net cash used in investing activities was NIS 5.4 million for the year ended December 31, 2014. This cash was invested in short-term bank deposits and money market funds.

Net cash provided by investing activities was NIS 1.9 million for the year ended December 31, 2013. This cash was provided by withdrawal of short-term bank deposits.

Financing Activities

The net cash provided by financing activities was NIS 34.2 million for the year ended December 31, 2014, from public offerings of short-term rights to purchase our ordinary shares, and NIS 20.8 million for the year ended December 31, 2013, from a public offering of our ordinary shares and private placements, primarily the issuance of full ratchet anti-dilution shares, and the exercise of warrants issued to private investors in 2008.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2014:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total	Total
	(NIS in thousands)					(Convenience translation into USD in thousands)
Operating Lease Obligations	351	336	-	-	691	$178
Other Liabilities*	14,600	-	-	-	14,600	3,753

* Not including prospective repayments to the OCS of grants, valued at $3.6 million as of December 31, 2014, which we do not record as liabilities, due to the uncertainty regarding whether we will be required to repay them.

Our primary liability is for manufacturing expenses payable to Boehringer-Ingelheim, or BI, with whom we have contracted to supply us with BC-819 drug substance for Phase III. For more information, see “Business – Manufacturing.”

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities as to which we have financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that would expose us to material continuing risks, contingent liabilities or any other obligation under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market risk or credit risk support.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Foreign Currency Exchange Risk

Our market risk exposure is primarily a result of foreign currency exchange rates. We are exposed to currency risk mainly from purchases for development expenses that are denominated in Euros or U.S. dollars. We take action to reduce the currency risk by retaining liquid resources in currencies compatible with our future needs.

Approximately 20% of our expenses in 2014 were denominated in U.S. dollars and 36% in Euros. Changes of 5% and 10% in the US$/NIS or the Euro/NIS exchange rate would have increased or decreased our operating expenses by up to 3% and 6%, respectively. However, as noted, we attempt to maintain cash or cash equivalents substantially denominated in the currencies in which they are budgeted to be spent in order to mitigate our currency risk.

The following table presents information about the representative exchange rate of the U.S. dollar and Euro against NIS, as published by the Bank of Israel on December 31, 2013 and December 31, 2014:

	December 31,
	2013	2014
	(NIS value)
1 U.S. Dollar	3.471	3.889
1 Euro	4.782	4.725

Equity Price Risk

In 2014, we invested a portion of our assets in money market funds comprised of short-term securities representing high-quality liquid debt and monetary instruments as an alternative to short-term bank deposits. As we do not invest our funds in any riskier instruments, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares or ADSs could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a development-stage biopharmaceutical company focused on the discovery, development and commercialization of novel therapies to treat cancer-related diseases, with a Phase III-ready lead product candidate.

Our most advanced product candidate, BC-819, is under development as a treatment for non-muscle-invasive bladder cancer, or NMIBC. BC-819 is scheduled to enter two Phase III confirmatory studies in the first half of 2016. We are developing a second-generation drug, BC-821 for the systemic treatment of advanced malignant neoplasms. We completed preclinical studies for BC-821 in it showed significant efficacy in different cancer animal models, such as metastatic lung cancer and metastatic liver cancer. Our third product candidate, BC-830, is a “liquid biopsy,” which is intended to replace invasive and costly cystoscopies for the follow-up of NMIBC patients.

Yissum Research Development Company of the Hebrew University of Jerusalem , or Yissum, has granted us an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes. Our latest patent applications were filed in 2015, and their approval would ensure product exclusivity for all our programs through to 2035.

Our Target Market

Bladder cancer is the ninth most common cancer type worldwide and the fourth most common in men in the United States. Bladder cancer is the costliest cancer to treat in the United States. Approximately 75% of bladder cancers are NMIBC, not penetrating into the muscular layer, with a low risk of mortality as long as the cancer remains superficial. The quality of life of NMIBC patients deteriorates following repeated cycles of surgeries, drug treatments and rigorous lifelong follow-up. The primary treatment objective for NMIBC patients is to slow or stop cancer recurrence and progression to muscle-invasive disease, or MIBC, as this would increase the risk of mortality considerably.

Currently, BCG dominates the bladder cancer market and there are very few new drugs under development in late-stage clinical studies. Although most patients initially respond very well to BCG, its efficacy tends to diminish upon repeated cycles. Most NMIBC patients (up to 70%) will suffer from recurrences within five years. The risk of MIBC increases substantially as patients fail to respond to BCG treatment. Undergoing more than two induction courses with BCG is not recommended, as there is a 7% risk of progression with each additional course. Cystectomy, or removal of the bladder followed by use of a colostomy bag, is the standard treatment following Bacillus Calmette–Guérin, or BCG, failure; however, many patients are unwilling or unable to undergo cystectomy.

Our Solution

Our lead candidate, BC-819, is a double-stranded DNA plasmid construct that uses the H19 gene to activate the synthesis of diphtheria toxin, or DTA, after entering a cell in which H19 transcription factors exist, destroying only that cell.

Clinical Development

We have successfully completed Phase I/IIa and Phase IIb clinical trials for BC-819 as a treatment for bladder cancer, as well as a pilot study of a combination therapy using BC-819 and BCG, the current standard of care.

In these trials BC-819 was found to be effective for the treatment of heavily pre-treated intermediate-risk NMIBC patients and of high-risk patients in combination with BCG.. BC-819 was found to be exceptionally safe, both alone and in combination with BCG, lacking the notoriously adverse effects of many non-targeted anti-cancer drugs.

We intend to continue development of BC-819 for the treatment of NMIBC through the performance of two Phase III clinical trials. The first trial is an open–label, two-arm randomized study for the treatment of BCG failure patients. This trial will determine the superiority of combining BC-819 with BCG over BCG alone. This study is conducted under a special protocol assessment, or SPA, granted by the United States Food and Drug Administration, or FDA. We believe that our study will demonstrate the potential for a combination therapy of BCG with H19-based drugs.  The second trial is an open–label, single-arm study for the treatment of BCG unresponsive/intolerant NMIBC patients. This trial will attempt to show that more than 17% of all patients entering the study will remain recurrence-free at 18 months, twice the recurrence-free rate of the current approved therapy. The following table summarizes our planned Phase III clinical trials:

Study	Phase	Prior BCG Reaction	Combined with BCG	SPA	Number of Patients	Status	Structure
Pivotal Study 301	III	Unresponsive/ Intolerant	No	No	120	Beginning in H1 2016	Single-Arm, Open-Label
Pivotal Study 302	III	Failed	Yes	Yes	235 p/arm	Beginning in H1 2016	Randomized, Open-Label

Our Technology Platform

Our research and development activities build upon the research of Professor Abraham Hochberg of the Hebrew University of Jerusalem. Professor Hochberg isolated the human H19 gene and determined that the gene is expressed in over forty different forms of cancer. The H19 gene plays a key role in embryonic development, and is, therefore, found abundantly in human placenta and in several embryonic tissues. The tumor development process possesses similar characteristics to embryogenesis, or the process by which an embryo is formed and develops. After birth, H19 remains dormant and reappears almost solely in cancer cells, but not in normal adult cells. The H19 gene plays a major role in the development, progress, drug resistance and metastasis of most human cancers. We believe that a significant problem with each current method for cancer treatment is the return of tumors. The most aggressive anti-cancer drugs, such as those used in chemotherapy, destroy tumor cells. However, they do not appear to provide adequate solutions to these devastating problems, despite their destructive side effects.

H19-based therapy combines a highly selective method of killing cancer cells with a strong safety profile. Each of our product candidates relies on our proprietary H19 technology platform.

Our Strategy

We believe that anti-cancer drugs based on the H19 gene have the potential to provide benefits that are competitive with existing cancer treatment methods. H19-based drugs can also be used in combination with existing therapies, improving their efficacy, and can even work synergistically.

Our strategy is to build a specialty biopharmaceutical company that discovers, develops and commercializes drugs and diagnostics to treat cancer. We intend to:

•	Continue elucidating the molecular mechanisms of H19;

•	Complete the development of BC-819, our first-generation H19-based therapy for the treatment of intermediate- and high-risk NMIBC patients;

•	Develop BC-830, an H19-based liquid biopsy diagnostic for follow-up with NMIBC patients;

•	Develop BC-821, our next-generation H19-based therapy, for intravenous treatment of advanced malignant neoplasms; and

•	Establish development and commercialization partnerships for these and future products.

Product Pipeline

The chart below summarizes our current product pipeline and the stage of development for each product candidate.

BC-819

Our first drug candidate, BC-819, is a double-stranded DNA plasmid that carries the gene sequence for diphtheria toxin’s A chain under the regulation of the H19 gene promoter. Both healthy and cancerous cells in the bladder are transfected with BC-819. Once BC-819 enters the cells, H19 transcription factors (which exist only in cancer cells) initiate the synthesis of the DTA, which is carried in by BC-819. DTA inhibits the synthesis of critical proteins within cancer cells, ultimately resulting in cell death. Unlike cancer cells, healthy adult cells do not express the H19 gene and, therefore, do not contain the H19 transcription factors necessary to initiate the synthesis of the DTA. If DTA is released from a cancerous cell, it cannot enter neighboring healthy cells since the DTA does not contain the B chain of diphtheria toxin. As a result, healthy adult cells are unaffected by BC-819. The diagrams below illustrate the structure of our product candidate.

BC-819 is intended for the treatment of NMIBC, specifically BCG Unresponsive and Intolerant, and BCG Failure NMIBC patients.

Preclinical Efficacy and Toxicology

We have performed the following animal studies:

•
Extensive animal studies with BC-819, in which BC-819 was given to both rats (orthotopic model) and mice (heterotopic model) with bladder carcinoma. We observed significant tumor growth inhibition after treatment.

•
Toxicology studies in rats and mice, in accordance with Good Laboratory Practices regulations. The studies included repeated injections at increasing dosages into the peritoneal cavity of mice and intravesical administration into the urinary bladder of rats. The equivalent dosage given to the animals was higher than the expected human dosage. No gross pathological findings were evident in the intravesical administration study, and mild to moderate side effects were evident in the intraperitoneal administration study.

•
In studies of BC-819 administered alone as a treatment for pancreatic cancer, a group of hamsters suffering from pancreatic cancer was treated with BC-819, and compared to a control group. The treated group displayed an average reduction of approximately 50% in the primary tumor volume, and a significant slowing in tumor progression compared to the control group. In addition, only one-third of the treated group showed metastatic growth, while all the animals in the control group developed metastases.

•	In other studies, mice with lung cancer were treated with BC-819. More tumor growth inhibition was observed in mice treated with BC-819 than in mice that did not receive treatment.

•
Studies of BC-819 used in sequence with the FDA-approved drug Gemzar, or gemcitabine, compared to the use of Gemzar alone, as treatment for pancreatic cancer, showed that in animals treated with the sequence of BC-819 and Gemzar, the volume of cancerous growths declined significantly, compared with animals treated with Gemzar alone. In addition, there was no appearance of metastases in the animals treated with the combination of BC-819 and Gemzar, while approximately 63% of animals treated with Gemzar alone showed metastatic growths.

•
In a pre-clinical experiment to evaluate the therapeutic potential of BC-819 to treat ovarian cancer, a group of mice suffering from ovarian cancer was treated with BC-819, and compared with a control group. Results showed that BC-819 treatment resulted in a reduction of tumor growth of approximately 40%. In another experiment, mice with ovarian ascites were injected with BC-819 and compared with a control group. After six days, five of the six control mice (83%) had died, compared to only two of the six mice (33%) treated with BC-819.

Non-Muscle-Invasive Bladder Cancer – the disease and current treatments

Bladder cancer is the ninth most common cancer type worldwide and the fourth most common in men in the United States. In 2012, there were an estimated 577,403 people living with bladder cancer in the United States. As most cases are detected early, mortality due to bladder cancer is relatively low (16,000 bladder cancer-related deaths expected in 2015). However, annual incidence has been rising; estimated incidence for 2015 in the United States was 74,000. Approximately 75% of bladder cancers are NMIBC, not penetrating into the muscular layer. Prognosis and treatment depend on stage (the depth of penetration into, or through, the bladder wall) and other parameters, including prior recurrences, number and size of tumors, tumor grade (the abnormality of the cells) and presence (or absence) of carcinoma in situ (cancer that has stayed in the place where it began and has not spread to neighboring tissues). Once the tumor progresses and becomes invasive, the risk of mortality increases considerably as the depth of penetration increases and the lymph nodes become involved. Treatment of invasive bladder cancer requires either partial or total cystectomy (bladder removal) with attendant morbidity.

Bladder cancer is the costliest cancer to treat in the United States. Diagnosis, treatment and continued surveillance all contribute to the economic burden of bladder cancer. The quality of life of NMIBC patients deteriorates following repeated cycles of surgeries, drug treatments and rigorous lifelong follow-up. The primary treatment objective for NMIBC patients is to slow or stop cancer recurrence and progression to MIBC. This is commonly achieved through repeated transurethral resection of the bladder tumors, or TURBT, followed by repeated cycles of adjuvant therapy. TURBTs are invasive procedures accompanied by significant discomfort and other side effects.

Only four drugs are approved in the United States for the treatment of NMIBC. The most recent, valrubicin, was approved in 1998 for the treatment of a small sub -population of NMIBC patients. Novel, safe and effective treatments are needed for the treatment of NMIBC, especially for the reduction of the recurrence rate of patients who have failed or become non-responsive to BCG therapy. BCG is, by far, the dominant drug in the market, and has been the mainstay of treatment of intermediate and high-risk NMIBC for several decades. It is used as an adjuvant after resection of papillary carcinomas and for treatment of carcinoma in situ. BCG has been shown to decrease progression as well as recurrence. Although most patients initially respond very well to BCG, its efficacy tends to diminish upon repeated cycles. Most NMIBC patients (up to 70%) will suffer from recurrences within five years. The risk of progression to MIBC increases substantially as patients fail to respond to BCG treatment (e.g., from 7% at entry to 30% after two BCG failures). Furthermore, 5% of patients are intolerant to BCG at the beginning of treatment and 20% are intolerant during maintenance therapy. Several chemotherapeutic agents, including mitomycin, also have shown efficacy in certain groups of patients with NMIBC, but their use is quite limited due to lower efficacy in high-risk patients. Interferons are another treatment for NMIBC. Interferons are human proteins that are introduced into the body in order to stimulate the host’s immune system to thwart the growth of cancerous cells. A national multicenter Phase II clinical trial was conducted to examine the relative effectiveness of the interferon/BCG combined therapy as compared to each treatment on a standalone basis. The fourth alternative, Synergo, is a technology that combines local microwave-induced hyperthermia with chemotherapy for the treatment of NMIBC. It has not been approved by the FDA. There are only a small number of new drugs undergoing clinical development. Most are monotherapies intended to replace BCG. BC-819 is the only one (except for Heat Biologics’ ImPACT HS-410) intended to be given in combination with BCG.

According to market research performed on our behalf, approximately 66,000 NMIBC patients were treated with drugs in 2011 in the United States (more recent data are less reliable, due to a recent shortage in BCG supply). The vast majority of these (over 85%) were treated by BCG. In the summary of a workshop organized by the FDA, leading urologists, and industry and advocacy groups at the annual conference of the AUA in 2013, it was claimed that, “For the urologic oncology community, the massive unmet need for therapeutics in bladder cancer throughout the disease spectrum is widely recognized.” These unmet needs more specifically include new treatments for:  intermediate/high-risk NMIBC patients failing BCG therapy; high-risk patients who become unresponsive to BCG; and high-risk patients who cannot tolerate BCG.

We estimate that the market potential of these patient categories is about 70% of all treatable NMIBC patients, or about 50,000 per year in the United States, with more than 100,000 around the world. The value of the market will depend on the penetration rate of the new therapies and the new drug treatment cost per patient. An estimate of the total world market may reach $2-$3 billion of annual sales. This is more than ten times the current value of the NMIBC generic drug market, typical of similar situations where new innovative specialty products dramatically changed existing generic markets.

Clinical Trial History

Phase I/IIa Clinical Trials

Phase I/IIa Bladder Cancer Trial. In 2006 and 2007, we sponsored a Phase I/IIa, dose-escalation, safety and proof of concept study of intravesical BC-819 in patients with non-invasive bladder cancer. We used escalating doses of 2 mg, 4 mg, 6 mg, 12 mg and 20 mg of BC-819. No serious adverse effects definitely related to the drug occurred, other than in one case for which the reason was uncertain. This patient was hospitalized following complaint of urination urgency. The patient was released after two days and did not suffer additional adverse side effects during the treatment. No dose limiting toxicity was discovered. As a result of the Phase I/IIa study, we concluded that the optimal dose to be used in Phase II trials would be 20 mg. At the beginning of treatment, all of the bladder tumors were removed, except for one (the diameter of which was 0.5 cm to 1 cm), which was left as a marker lesion to gauge the influence of the treatment, despite the fact that the standard of care for bladder cancer patients involves removing all tumors. The parameters for examination of the initial efficacy include the reappearance of tumors, elimination or decrease in the size of the marker lesion, and the aggravation of the disease. We examined efficacy in all patients participating in the trial, including patients who did not receive the optimal dose.

Approximately 56% of the patients completed the study without tumor recurrence after three months, with 44% showing no recurrence after one year, and 29% after two years. Reappearance of tumors was detected mainly in patients who received doses substantially lower than the optimal dose. Intravesical administration of BC-819 resulted in complete ablation (removal) of the marker tumor without any new tumors in four of the 18 patients. The marker was eliminated, or reduced by at least 50%, in approximately 44% of the patients in the study. Only one patient reported aggravation of the disease, meaning aggravation of the stage or the appearance of high grade tumors. Additional details regarding the Phase IIb clinical trial of this therapy are discussed below.

Phase I/IIa Ovarian Cancer Trial. We commenced a Phase I/IIa clinical trial for treatment of ovarian cancer in May 2009. The trial included 11 evaluable participants in three different treatment groups (60 mg, 120 mg and 240 mg), all of whom had failed treatment with platinum-based chemotherapy and possibly other types of treatment. Each participant received a cycle of three weekly intraperitoneal treatments, and if there was no disease progression a month later, the patient received an additional treatment cycle. In March 2012, we announced the achievement of the primary endpoint of this trial, with the safety profile of the drug found to be satisfactory, even at the highest dosage (240 mg), which was administered three times. Patients receiving the highest dosage showed a decrease, and eventually absence, of ascites (a fluid containing cancerous cells that gathers in the abdominal cavity). This effect continued as long as the patients received treatment. Ascitic fluid is a significant side effect for ovarian cancer patients, which adversely affects their quality of life and indicates patient deterioration.

Phase I/IIa Pancreatic Cancer Trial. We commenced a Phase I/IIa clinical trial for intratumoral treatment (under imaging) of pancreatic cancer in November 2009, and completed the trial in October 2010. The trial took place at sites including the University of Maryland, Baltimore and was partly funded by a $320,000 loan from the Israel-U.S. Binational Industrial Research and Development Fund. The trial included nine patients with unresectable, locally advanced pancreatic cancer, some of whom had received standard treatments prior to their inclusion in the trial, each of whom received four treatments over the course of two weeks. Three patients were included in a lower dosage cohort, each receiving four milligrams per treatment, while six others were included in a higher dosage cohort, each receiving eight milligrams per treatment. The results show that no toxicity limited the dose, and no patient reported pain or discomfort as a result of the drug, and, therefore, the optimal dose was fixed as the maximum dose given in the trial.

A statistical analysis of the results of this trial showed that the higher dosage given in the trial demonstrated greater efficacy than the lower dosage, and that the effect was stronger after three months from commencement than after one month. Specifically, within a month from commencement, the local tumor had not increased in size in eight out of the nine patients, but rather remained stable in both dosage cohorts. Six of the nine patients showed a reduction in the size of the local tumor when examined three months after the commencement of treatment. The reduction was significant (30% or more) in three out of six patients of the higher-dose cohort. These three patients also showed no metastatic disease, despite the fact that the clinical trial was aimed at the local tumor only. In addition, three months after commencement of treatment, two additional patients displayed stable tumor size and no metastatic disease, despite the length of time that had elapsed. In total, five patients displayed stable disease or a significant response after three months from commencement of treatment.

In general, an operation to remove pancreatic tumors (known as the Whipple procedure) offers patients the best chance for survival, but most patients are not operable due to the complexity, location and size of the tumor. Following treatment with BC-819, two patients in the higher dosage cohort that were non-resectable, became resectable as a result of tumor shrinkage. The first had the tumor successfully removed at the University of Maryland Medical Center, Baltimore. The second was operated on, but the surgeon halted the operation upon discovery of liver metastases, in order to prevent unnecessary risk to the patient.

Phase I/IIa Bladder Cancer Trial – Combination Therapy. In preparation for our planned Phase III pivotal study of BCG failure patients, in June 2013 we initiated a pilot clinical trial using a combination of BC-819 and BCG in intermediate- and high-risk patients. 38 patients were recruited and divided into two groups. The first group, comprised of six patients, received sequential weekly treatments (a course of BC-819/PEI followed by a course of BCG). In the second group, 32 patients received alternating treatments of BC-819 followed by BCG, once or twice weekly (87% were classified as high-risk and 34% were pre-treated). We intend to utilize an alternating-treatment regime in our Phase III pivotal studies.

Our analysis of the results received from all patients shows that the combination treatment is safe. No severe adverse events occurred related to BC-819/PEI, in which patients received the combination therapy. 77% (23/30) of the alternating-treatment patients who completed three months from the commencement of treatment were recurrence-free. Only one additional patient of the 12 alternating-treatment patients (8%) who have already completed six months from the commencement of treatment, experienced recurrence.

Phase IIb Clinical Trials

Phase IIb Bladder Cancer Trial. Between 2008 and 2012, we conducted a Phase IIb clinical pilot trial with patients suffering from NMIBC who had failed previous treatment (80% of patients were pretreated with BCG, 45% of patients received more than one kind of treatment, and 67% of patients had two or more recurrences in the two years before entering the study). The trial was conducted in a U.S.-based medical center in Arizona at BCG Oncology, PC and at six medical centers in Israel. It included 39 evaluable patients, with an interim analysis performed between treatment of the first 18 and last 21 patients. Each participant received six weekly treatments of BC-819. Patients responding to the treatment were offered nine additional maintenance treatments over nine months.

The results of the trial showed that approximately 64% (25/39) of participants showed no disease recurrence three months after commencement of treatment. In addition, based on the Kaplan Meier curve, approximately 46% (18/39) showed no disease recurrence after one year, and 33% (13/39) after two years. The mean recurrence-free survival period was 12.1 months. The annual recurrence rate of the 39 evaluable patients dropped by 28% compared to their own annual recurrence rate in the two years before entering the trial. More than 80% of participants retained quality of life throughout the clinical trial, as measured by the Karnofsky scale of patient performance, rather than the characteristic decline for bladder cancer patients receiving standard treatments. Of all the participants in the clinical trial, one patient experienced one serious adverse event (hematuria) that may have been related to the treatment (the administration of BC-819 to the bladder). Overall, the study concluded that the safety profile of BC-819 was good.

Phase IIb Pancreatic Cancer Trial. Between 2011 and 2012, we conducted a Phase IIb pancreatic cancer clinical trial. The trial was designed to examine the effect of BC-819 in sequence with the FDA-approved drug gemcitabine in patients with locally-advanced, unresectable pancreatic cancer. This clinical trial included 11 evaluable patients, with five patients receiving a low dose of 8 mg, and six patients receiving a higher dose of 12 mg. The primary trial endpoint was progression-free survival. In February 2013, we reported results of the first stage of this clinical trial, in which nine of the 11 patients showed no disease progression three months after the commencement of treatment. Of these, none of the six patients in the high dose group showed disease progression, while two of the five in the low dose group did. The trial’s data and safety monitoring board, or DSMB, determined that no serious adverse events were related to BC-819 (any serious adverse events were a result of the disease itself, the use of gemcitabine or the manner of injection of BC-819 into the pancreatic growth), and that there was no difference in safety between the two dosage groups.

Future Clinical Trials

A joint FDA and AUA workshop convened in May 2013 identified three NMIBC patient populations with a high unmet medical need:

•	Patients who are unresponsive to BCG;

•	Patients who are intolerant to BCG; and

•	Patients who have failed BCG therapy.

In line with this, we plan to initiate two Phase III studies in 2016, assessing the safety and efficacy of BC-819 for the treatment of NMIBC patients, one for patients who failed initial treatment with BCG, or BCG Failures, and the second for patients unresponsive to, or intolerant of, treatment with BCG:

•
The BCG Failure trial is a controlled, open-label study that will include two treatment arms – 470 patients will be randomized to receive either a combination of BC-819 and BCG, or BCG alone. Each group is expected to include 235 patients. The goal of the trial is to demonstrate that the combined administration is superior to giving BCG alone.

•
The BCG Unresponsive trial is an open-label, single-arm study, with about 120 patients receiving BC-819. The primary success criterion of this trial is the number of patients with no disease recurrence 18 months after commencement.

Regulatory Status

For the BCG Failure trial we have received SPA concurrence from the FDA, meaning that if the trial achieves its goals, the FDA will consider the data adequate to support a license application for BC-819 in this indication. Due to the nature of the trial design and the lack of historical control data, the BCG Unresponsive trial was deemed ineligible for SPA approval. Instead, the FDA recommended that the trial be performed as designed, and we agreed with the FDA to have ongoing contact during the course of the trial in order to maximize the possibility of bringing this drug to market. We received Fast Track designation from the FDA for both indications, and have recently applied for Breakthrough Therapy designation for the BCG Failure indication. We intend to meet with the FDA later this year to discuss different CMC aspects of the development program. In addition, we have met with the regulatory authorities in Germany and Spain to discuss our clinical programs. Both authorities were supportive of the performance of the trials as planned.

Novel Formulation Development

The treatment method indicated for BC-819 demands preparation of an active complex which consists of plasmid DNA and the transfection reagent polyethelenamine, or PEI, a polymer that aids in drug transfection into mammalian cells. In 2015, we announced the development of a new formulation for our drug BC-819 as a ready-to-use powder designed to simplify treatment preparation. Previously our drug preparation required mixing BC-819 with PEI at the patient’s bedside immediately before administration. This was a complicated and sensitive procedure, which required training and skill on the part of the medical team. We have developed a formulation for this active complex as a ready-to-use powder. We believe that the new formulation matches accepted drug preparation procedures, and its use is expected to improve market penetration, once the drug is approved for marketing. We filed a priority patent request for the new formulation in 2015, as a “composition of matter” product claim, which is considered the strongest type of protection. If approved, it is expected to provide 20 years of intellectual property protection.

BC-821

Product Description

In addition to pursuing clinical trials of BC-819 for the treatment of bladder cancer, we are performing pre-clinical research related to the use of our second-generation prospective therapy, BC-821. BC-821’s active sequence is based on the BC-819 plasmid (containing the H19 promoter and a subsequent DTA-coding sequence), but extends the potential efficacy of BC-819 by harboring a dual DTA expression system, driven by two distinct core promoters: the H19 promoter as well as the IGF2-P4 promoter segment (which is also selective to cancerous cells). The diagram below illustrates the structure of BC-821.

As both H19 and IGF2 appear in all stages of cancer, from the very early stages through to the formation of metastasis, BC-821 can be used against both primary and metastatic cancer. In addition, by successfully developing an intravenous administration method, we have the potential to treat a wide range of cancer patients suffering from systemic disease.

BC-821 has the potential to treat a large and varied cancer patient population, due to the following  characteristics:

•	H19 and IGF2 are key genes in most cancer types;
•	H19 and IGF2 are involved in all the major processes of cancer development;
•	BC-821 seems to have the same favorable safety profile as BC-819; and
•	Similar to most other cancer therapies, BC-821, is designed to be administered intravenously.

The market for BC-821 has the potential to be substantial due to the following considerations:

•	BC-821 can potentially treat advanced lung, liver, ovarian, gastric and pancreatic cancers that have no effective treatments;
•	BC-821 can potentially treat both primary and metastatic tumors; and
•	Due to its favorable safety profile it can be administered in combination with the standard of care, providing additive or even synergistic benefit.

At this preliminary stage, it is not possible to gauge accurately the true market potential of BC-821.

Preclinical Efficacy

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BC-821 has been shown to inhibit a range of cancer cell lines in tissue-culture experiments (in vitro). Representative examples of cancer indications include brain, gastric, hepatocellular, lung, ovarian, and colon carcinoma.

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We have tested BC-821 in several animal models. In both heterotopic and orthotopic models of bladder cancer, BC-821 has been shown to repress tumor growth, after intratumoral and intravesical administration, respectively.

•	BC-821 has shown promising results in heterotopic model of brain cancer, in which IGF2 is widely expressed.

•	In BC-821 biodistribution studies following intravenous administrations, BC-821’s highest retention was in the lung and liver, substantially higher than in the rest of the tissues.

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BC-821 has been studied using two metastasis models. In a liver metastasis model, nude mice were injected with human colon adenocarcinoma cells into their spleen. The spleen was then removed from each mouse after a number of minutes, followed by metastases formation in the liver. In a metastatic lung cancer model, the tail veins of BALB/C mice were injected with mammary gland cancer cells following which metastases formed in the lungs.

In both cases, a treatment group received BC-821, administered intravenously while a negative control group received a placebo and a positive control group received standard chemotherapy. The treatment groups showed significant inhibition of metastasis formation (84%-85% reduction in lung weight compared to the negative control group), and similar efficacy to the positive control group (receiving chemotherapy), but without the attendant side effects suffered by the positive control group (decrease in weight and deterioration of overall wellbeing that would have become fatal to the mice, had the trials continued).

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BC-821 has also been tested in a third metastasis model, in which mammary gland cancer cells were injected to the flank of BALB/C mice spontaneously metastasizing to the lung, mimicking the natural development of cancer. In this model, animals treated with BC-821 showed a decrease in the growth rate and volume of the primary flank tumors, as well as in the number of lung metastases formed as compared to a negative control group (placebo-treated mice).

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BC-821 was tested in a heterotopic model with ovarian cancer cells, and presented very good efficacy results after intratumoral injections. Currently BC-821 is undergoing preclinical studies to test its efficacy and safety in an orthotopic ovarian cancer model.

•	In preliminary toxicology studies, BC-821 has shown good safety results, similar to those of BC-819.

BC-821 Development Plan

We are preparing to study the safety and preliminary efficacy of BC-821 in a Phase I/IIa clinical trial, currently scheduled to commence in 2016. Based on biodistribution studies showing a high level of delivery of BC-821 after intravenous administration to the lung and liver, we expect that our primary indication will be lung and liver metastases (the common metastasis sites of most cancers). Depending on the outcome of preclinical ovarian cancer efficacy studies, we will also consider including the ovarian cancer indication in clinical testing. This development program can be broadened later to include other deadly diseases, such as gastric and pancreatic cancer.

BC-830

NMIBC patients require frequent, lifelong follow-ups to monitor tumor recurrence, currently performed by cystoscopy and cytology. Based on positive cystoscopy observation supported by cytology a patient undergoes biopsy in order to confirm recurrence and determine the stage and grade of the tumor.

Cystoscopy is highly sensitive for the detection of papillary tumors, correctly identifying over 90%, however, it is substantially less sensitive for the detection of carcinoma in situ. In addition, cystoscopy is an invasive procedure, which is very unpleasant for the patient, and accompanied by comorbidities. It is also expensive. By contrast, urine cytology is quite specific but its low sensitivity, ranging from 19% for low-grade tumors to 60% for high-grade tumors, prevents it from being adopted as an alternative to cystoscopy.

The medical community has a longstanding desire to replace cystoscopies with so-called “liquid biopsies,” which are diagnoses of easily obtainable bodily fluids, such as blood and/or urine. BC-830 has been designed for the follow-up of bladder cancer recurrence. Only BC-830-positive patients will need to undergo cystoscopy or biopsy, so the use of BC-830 could replace a large proportion of existing follow-up tests, while also improving diagnoses, reducing healthcare costs and improving patient quality of life.

Initial tests have shown that BC-830’s sensitivity reaches 95.5%, and its negative predictive value (the probability that there is no bladder cancer given a negative result) is 98.3%. The high levels of sensitivity and negative predictive values suggest that BC-830 has the possibility of reducing the non-identification of bladder cancer recurrence to a rare occurrence.

Clinical Study

We plan to initiate the next “proof of concept” clinical trial with BC-830 during the first half of 2016. This trial will compare the specificity/sensitivity of BC-830 with that of cystoscopy and cytology in patients called for follow-up visits. Specifically, the trial will try to determine that BC-830 has a negative predictive value (the probability that a patient who received a negative result does not have the disease) of over 95%, and will also determine the rate of false positive outcomes for BC-830, which is the percentage of positive results obtained from patients not actually suffering the disease.

BC-830 Development Plan

Upon successful completion of the proof of concept trial with BC-830, we intend to develop, alone or in cooperation with an experienced partner in the diagnostics field, a full development plan for the approval and commercialization of BC-830.

Manufacturing

We do not own or operate manufacturing facilities for the production of our product candidates, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We rely on third-party contract manufacturers for all of our required raw materials and finished products for our preclinical research and clinical trials. We do not have any current contractual relationships for the manufacture of commercial supply of our product candidates. However, our current contract manufacturing partners have the ability to manufacture commercial quantities of our product candidates, and have expressed their interest in doing so.

We intend to enter into agreements with third-party contract manufacturers for the commercial production of BC-819. We currently use a platform manufacturing process for our BC-819 drug substance developed by BI, a leading provider of contract manufacturing services to the global pharmaceutical industry based in Austria. BC-819 is manufactured according to cGMP, and tested by a validated analytical toolbox in accordance with regulations of the International Conference on Harmonization, or ICH. Stability studies of BC-819 are ongoing in order to ensure appropriate shelf life and storage conditions. We believe that the manufacturing process of BC-819 is scalable and has been developed to support a suitable commercial manufacturing process. We have a long-term agreement with BI for the manufacture of BC-819, with no fixed expiration date. The agreement can be terminated by us on six months’ advance written notice, or by BI, with at least 24-months’ advance written notice. The agreement can also be terminated for other reasons (including bankruptcy, change of control, scientific failure) with advance written notice.

PEI is a polymer manufactured in a series of chemical reactions. PEI is manufactured under cGMP conditions by a German contractor on behalf of Polyplus Transfection SA of France, the license holder for this product. Pursuant to a framework supply agreement with Polyplus, we place orders of PEI batches from time to time. Our supply agreement expires in November 2019 and can be terminated upon the occurrence of certain breaches of the agreement.

The BC-819 drug product is manufactured by a method that forms an active complex of plasmid DNA with PEI. The complex is then freeze-dried into a ready-to-use powder which will be reconstituted at the patient’s bed-side with water. We have engaged GP Pharm of Spain to manufacture the BC-819 final powdered drug product.

We currently use the platform manufacturing process of Cobra Biologics Ltd. of the United Kingdom for our BC-821 product clinical trials. Cobra Biologics has advised us that it is compliant with cGMP.

We intend to enter into agreements with third-party contract manufacturers for the supply of product needed for the late-stage clinical development and commercial production of BC-821. In addition, we are also attempting to adapt the processes of the new formulation of BC-819 (described above in “– Novel Formulation Development”) for BC-821.

Development and commercial quantities of any products that we develop need to be manufactured in facilities utilizing processes that comply with the requirements of the FDA and the regulatory agencies of other jurisdictions in which we are seeking approval. We currently employ internal resources to manage our manufacturing contractors. The manufacturers with whom we have contracted have advised us that they are compliant with cGMP. We and our contract manufacturers are subject to extensive governmental regulation, and must ensure that all of the processes, methods and equipment are compliant with cGMP for drugs on an ongoing basis, in accordance with the requirements relevant for the clinical development phase.

Intellectual Property

Our intellectual property and proprietary technology are crucial to the development, manufacture, and sale of our therapeutic and diagnostic products. We seek to protect our intellectual property, core technologies and other know-how through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, licenses, assignments of invention and other contractual arrangements with our employees, consultants, scientific advisors, contractors and commercial partners. Additionally, we rely on our research and development program, clinical trials, know-how and marketing and distribution programs to advance our products. We have been granted a total of 73 patents (including allowed patents) and have five pending national phase applications. The family of patents that covers BC-819 specifically includes 22 granted patents worldwide and no pending applications. Our latest patent applications were filed in 2015, and their approval would ensure product exclusivity for all of our programs until 2035.

We have submitted initial applications under the Patent Cooperation Treaty, or PCT, which is an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the member states. Although a PCT application itself is not examined and does not result in a patent, it allows the applicant to seek protection in any of the member states through national-phase applications.

Pursuant to a license agreement with Yissum, described below, we have an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 gene. All of our patents and patent applications were licensed to us from Yissum and are subject to the Yissum license agreement.

While our policy is to obtain patents by application, license or otherwise, to maintain trade secrets and to seek to operate without infringing on the intellectual property rights of third parties, technologies related to our business have been rapidly developing in recent years. Additionally, patent applications that we may file or license from third parties may not result in the issuance of patents, and our issued patents and any issued patents that we may receive in the future may be challenged, invalidated or circumvented. Therefore, we cannot predict the extent of claims that may be allowed or enforced against our patents nor be certain of the priority of inventions covered by pending third-party patent applications. If third parties prepare and file patent applications that also claim technology or therapeutics to which we have rights, we may have to engage in proceedings to determine priority of invention, which could result in substantial costs to us, even if the eventual outcome is favorable to us. Moreover, because of the extensive time required for clinical development and regulatory review of a product we may develop, it is possible that, before our products can be commercialized in additional jurisdictions and/or before any of our future products can be commercialized, related patents will have expired or will expire a short period following commercialization, thereby reducing the advantage of such patent. Loss or invalidation of certain of our patents, or a finding of unenforceability or limited scope of certain of our intellectual property, could have a material adverse effect on us. See “Risk Factors — Risks related to our intellectual property and potential litigation.”

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, such agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or others.

Exclusive License Agreement with Yissum

On November 14, 2005, we entered into a license agreement with Yissum, which was subsequently amended several times, most recently in November 2013. Yissum has granted us an exclusive, worldwide license for the development, use, manufacture and commercialization of products arising out of patents owned by, and patent applications filed by, Yissum in connection with the H19 and IGF2-P4 genes. Yissum retains right, title and interest in the products, technologies or other inventions arising out of our research and development of these patents and patent applications, except for intellectual property developed with funding from the OCS, which will be owned by us and transferred to Yissum only upon our dissolution or upon a decision by the OCS that it no longer requires us to own the intellectual property developed with its funding. We have the right to grant sub-licenses to third parties in accordance with the terms set forth in the Yissum license agreement.

We have agreed to provide research and development funding to Yissum in connection with the license, which we may terminate upon 90 days’ prior written notice to Yissum. In such event, we are required to compensate Yissum for all expenses incurred by it prior to the notification date in connection with its research efforts and all additional expenses for which Yissum had assumed the obligation prior to the notification date. The research and development funding was initially set for a period of two years with the possibility to extend the term by mutual agreement. We have been extending the funding period on a yearly basis, and it is currently valid until December 2016.

We have agreed to pay Yissum 4% of all “net sales” as royalties and 10% of the income that we receive from granting sub-licenses to third parties. We will pay half of these royalties on sales in countries in which no patent has been granted and a third party is selling identical products.

We are required to indemnify Yissum, the Hebrew University of Jerusalem, their employees, their executive officers, delegates and any other persons acting on their behalf under the license against any liability, including product liability, damages, losses, expenses, fees and reasonable legal expenses arising out of our actions or omissions in performing the Yissum license, including the use, development and manufacturing of patents arising out of it and the granting of sub-licenses thereunder, provided that any such loss was not caused by the intentional misconduct or gross negligence of the indemnitees.

We have the right to terminate the Yissum license upon three months’ prior written notice provided that we have paid all amounts owing to Yissum under the license. Yissum has the right to terminate the license in the event that we become bankrupt or insolvent, or if our business is placed in the hands of a receiver, assignee or trustee. In addition, Yissum has the right to terminate the license for any material breach of it by us in the event that we fail to remedy such material breach within ninety days of Yissum’s notice of our material breach and its intent to terminate, provided that the material breach is curable within ninety days. In the event that the material breach cannot be remedied within ninety days, Yissum may not terminate the license if we take reasonable commercial action to cure such breach as promptly as practicable. The termination of the license also entails termination of all licenses granted thereunder. Any termination of the license shall not terminate any of our obligations, including our obligation to pay royalties that matured prior to the effective date of termination.

Contract Research Organizations

We intend to outsource certain clinical trial activities, including the administration of treatments, to one or more CROs. We create and implement the drug development plans and will manage the CROs according to the specific requirements of the drug candidate under development. To the extent clinical research is conducted by the CROs (or us in the future), compliance with certain federal regulations, including but not limited to 21 CFR parts 50, 54, 56, 58, 312 and 601, as well as ICH S6, which pertain to, among other things, IRBs, informed consent, financial conflicts of interest by investigators, good laboratory practices, good clinical practice and submitting IND applications may be required.

Marketing, Sales and Distribution

Given our stage of development, we do not have any internal sales, marketing or distribution infrastructure or capabilities. In the event we receive regulatory approval for our products, we intend, where appropriate, to pursue commercialization relationships, including strategic alliances and licensing, with pharmaceutical companies and other strategic partners, which are equipped to market and/or sell our products, if any, through their well-developed sales, marketing and distribution organizations in order to gain access to global markets. In addition, we may out-license some or all of our worldwide patent rights to more than one party to achieve the fullest development, marketing and distribution of any products we develop. Over the longer term, we may consider ultimately building an internal marketing, sales and commercial infrastructure.

Competition

The pharmaceutical industry is characterized by rapidly evolving biotechnology and intense competition, which we expect will continue. Many companies are engaged in research and development of products that are similar to ours. In the event that one or more of our competitor’s programs are successful, the market for some of our drug products could be reduced or eliminated. Any product for which we obtain FDA approval must also compete for market acceptance and market share.

Based on Industry Standard Research, 2014, the following prospective therapies are undergoing development for NMIBC.

Drug	Phase	Developing Company	Mechanism of Action
EOquin (apaziquone) (Low risk patients only)	III	Spectrum Pharma	bioreductive
Urocidin	III	Bioniche (now - Telesta)	Immunotherapeutic
CG0070	II/III	Cold Genesys Inc	Gene Therapy
VB4-845	II complete	Viventia Biotech	mAb-immunotoxin
Apatorsen (OGX-427)	II	Oncogenix Technologies	Hsp27 inhibition
DN24-02	II	Dendreon	Cancer vaccine(HER2+ve)
Dovitinib	II	Novartis	FGFR TKI
Instiladrin (SCH721015)	II	FKD Therapies Oy	Gene therapy
ABI-009	I/II	Aadi	mTOR inhibitor
ALT-801	I/II	Altor Bioscience	Recombinant fusion protein

Government Regulation

Our operations are subject to many governmental regulations. If we complete our Phase III clinical trials successfully and are in a position to manufacture and market our prospective therapeutic products, the marketing of such products would be conditioned upon obtaining the consent of health authorities in each country in which they would be marketed, including the FDA and the European Medicines Agency, or EMA. In order to market our products outside of the United States, we would have to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in countries outside of the United States might differ from that required to obtain FDA approval. The regulatory approval process in other countries may involve all of the risks detailed below regarding FDA approval as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively influence the regulatory process in others.

U.S. Food and Drug Administration. We must obtain FDA approval to market any drugs developed in the United States, as well as adhere to other U.S. and state regulations. If we seek to market BC-819, we will be required to file a BLA and obtain FDA approval. FDA regulations govern the following activities that we may perform, or that have been performed on our behalf, to ensure that any drugs that we develop are safe and effective for their intended uses:

•	pre-clinical (animal) testing including toxicology studies;

•	submission of an IND;

•	human testing in clinical trials, Phases I, II and III;

•	recordkeeping and retention;

•	pre-marketing review through submission of a BLA;

•	drug manufacturing, testing and labeling, which must comply with cGMP regulations;

•	drug marketing, sales and distribution; and

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post-marketing study commitments (Phase IV), post-marketing pharmacovigilance surveillance, complaint handling, reporting of deaths or serious injuries, product sample retention, manufacturing deviation reporting and repair or recall of drugs.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•	disqualification of clinical investigator and/or sponsor from current and future studies;

•	clinical hold on clinical trials;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to approve a BLA;

•	post-marketing withdrawal of approval; and

•	criminal prosecution.

The FDA’s Pre-clinical and IND Requirements. The first step to obtaining FDA approval of a new drug involves development, purification and pre-clinical testing of a pharmaceutically active agent in laboratory animals. Once sufficient pre-clinical data has been collected to demonstrate that the drug is reasonably safe for initial testing in humans, an IND can be prepared and submitted to the FDA for review. In the IND review process, FDA physicians and scientists evaluate the proposed clinical trial protocol, chemistry and manufacturing controls, pharmacologic mechanisms of action of the drug and toxicological effects of the drug in animals and in vitro. Within 30 days of the IND submission, the drug review division of the FDA may contact the filer regarding potential concerns and, if necessary, implement a clinical hold until certain issues are resolved satisfactorily. If the FDA does not take any action, the filer may proceed with clinical trials on the 31st day.

Clinical Trials. Clinical trials represent the pre-market testing ground for unapproved drugs, generally taking several years to complete. Before testing can begin, an IRB must have reviewed and approved the use of human subjects in the clinical trial. During clinical trials, an investigational compound is administered to humans and evaluated for its safety and effectiveness in treating, preventing or diagnosing a specific disease or condition. The clinical trials consist of Phase I, Phase II, and Phase III testing. During clinical trials, the FDA and IRB closely monitor the studies and may suspend or terminate trials at any time for a number of reasons, such as finding that patients are being exposed to an unacceptable health risk. The results of clinical trials are critical factors in the approval or disapproval of a new drug.

BLA Review. A BLA, requesting approval to market the drug for one or more indications, may be submitted to the FDA once sufficient data has been gathered through pre-clinical and clinical testing. A BLA includes all animal and human testing data and analyses of the data, as well as information about how the drug behaves in the human body and how it is manufactured. The BLA is reviewed by a team of FDA physicians, chemists, statisticians, microbiologists, pharmacologists and other experts, who evaluate whether the studies submitted show that the drug is safe and effective for its proposed use. The FDA reviewers may request further information, consult with outside experts or disagree with the filer’s findings or interpretation of the data. Each reviewer prepares a written evaluation, and the reviewing team discusses the evaluations. The FDA may ask an external Advisory Committee to review and provide an opinion on whether the product under review has an acceptable safety and efficacy profile. Advisory Committee opinions are not binding on the FDA, but often have significant influence on the final FDA decision. Accelerated approval may be given to some new drugs for serious and life-threatening illnesses that lack satisfactory treatments. At the end of its review, the FDA may approve the new drug to be marketed or provide a “complete response” letter, in which case, the filer may meet with FDA officials to discuss and correct deficiencies.

Expedited Review and Approval. We have requested and received Fast Track Designation for the development of BC-819 to treat bladder cancer. NDAs and BLAs receive either standard or priority review. A drug representing a significant improvement in the treatment, prevention or diagnosis of a disease may receive priority review. The FDA has various specific programs, including Fast Track, Breakthrough Therapy, Accelerated Approval and Priority Review, each of which is intended to expedite the process for reviewing drugs, and in certain cases involving Accelerated Review, permit approval of a drug on the basis of a surrogate endpoint. Even if a drug qualifies for one or more of these programs, the FDA may later decide that the drug no longer meets the conditions for qualification or that the time period for FDA review or approval will be shortened.

Fast Track designation facilitates the development and expedites the review of drugs to treat serious or life-threatening diseases or conditions and fill unmet medical needs. Although this designation does not affect the standards for approval, the FDA will attempt to facilitate early and frequent meetings with a sponsor of a Fast Track designated drug.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases, subpopulations, and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require us to conduct Phase IV testing, which involves clinical trials designed to further assess a drug’s safety and/or effectiveness after BLA approval, and may require testing and surveillance programs to monitor the safety of approved products which have been commercialized.

Pervasive and Continuing Regulation in the United States. After a drug is approved for marketing and enters the marketplace, numerous regulatory requirements continue to apply. These include, but are not limited to:

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The FDA’s cGMP regulations require manufacturers, including third party manufacturers, to follow stringent requirements for the methods, facilities and controls used in manufacturing, processing, testing and packing of a drug product;

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Labeling regulations and the FDA prohibitions against the promotion of drug for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide adequate information on both risks and benefits during promotion of the drug;

•	Clearance or approval of product modifications or use of the drug for an indication other than approved in the BLA;

•	Adverse drug experience regulations, which require companies to report information on rare, latent or long-term drug effects not identified during pre-market testing;

•	Post-market testing and surveillance requirements, including Phase IV trials, when necessary, to protect the public health or to provide additional safety and effectiveness data for the drug; and

•	The FDA’s recall authority, whereby it can ask, or under certain conditions order, drug manufacturers to recall from the market a product that is in violation of governing laws and regulations.

After a drug receives approval, any modification in conditions of use, active ingredient(s), route of administration, dosage form, strength or bioavailability, will require a new clearance or approval, for which it may be possible to submit a 505(b)(2) BLA, referring to pre-clinical and certain clinical studies presented in the drug’s original BLA, accompanied by additional clinical data necessary to demonstrate the safety and effectiveness of the product with the proposed changes. Additional clinical studies may be required for proposed changes.

Fraud and Abuse Laws in the United States. A variety of U.S. federal and state laws apply to the sale, marketing and promotion of drugs that are paid for, directly or indirectly, by U.S. federal or state healthcare programs such as Medicare and Medicaid. The restrictions imposed by these laws are in addition to those imposed by the FDA, the U.S. Federal Trade Commission and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by drug manufacturers. Violation of these laws may result in significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from United States federal and state healthcare and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded or debarred by U.S. federal agencies.

Anti-Kickback Statutes in the United States. The U.S. federal anti-kickback statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or in part under a United States federal healthcare program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that, if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal healthcare programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other United States federal healthcare programs. In addition, some kickback allegations have been claimed to violate the United States False Claims Act (as discussed below).

The federal anti-kickback statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the statute is broad and may technically prohibit many innocuous or beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services, or OIG, has issued a series of regulations, known as “safe harbors.” These safe harbors set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the anti-kickback statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG or the United States Department of Justice.

Many states have adopted laws similar to the U.S. federal anti-kickback statute. Some of these state prohibitions are broader than the U.S. federal statute, and apply to the referral of patients and recommendations for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs. Government officials have focused certain enforcement efforts on marketing of healthcare items and services, among other activities, and have brought cases against individuals or entities with sales personnel who allegedly offered unlawful inducements to potential or existing physician customers in an attempt to procure their business.

U. S. False Claims Act. The U.S. False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement in order to have a false claim paid. The federal government’s interpretation of the scope of the law has in recent years grown increasingly broad. Most states also have statutes or regulations similar to the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment. Several drug manufacturers have been prosecuted under the false claims laws for allegedly providing free drugs to physician customers with the expectation that the physician customers would bill federal programs for the product. In addition, several recent cases against drug manufacturers have alleged that the manufacturers improperly promoted their products for “off-label” use, outside of the scope of the FDA-approved labeling.

United States Health Insurance Portability and Accountability Act of 1996. HIPAA created a new federal healthcare fraud statute that prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government-sponsored programs. Among other things, HIPAA also imposes new criminal penalties for knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services, along with theft or embezzlement in connection with a healthcare benefits program and willful obstruction of a criminal investigation involving a federal healthcare offense.

United States Affordable Care Act Section 6002 (the Sunshine Act). Enacted in 2010, the US Sunshine Act is a national disclosure program that promotes transparency by publishing data on the financial relationships between the healthcare industry (applicable manufacturers) and healthcare providers (physicians and teaching hospitals) on a publicly accessible website. The Sunshine Act requires that certain manufacturers of drugs, devices, biologicals, or medical supplies report payments or other transfers of value made to physicians and teaching hospitals as well as certain ownership or investment interests held by physicians or their immediate family members to the Centers for Medicare & Medicaid Services (CMS). A violation of this act may result in fines and/or civil liabilities. Any payment or transfer of value that is currently prohibited under the Anti-Kickback Statute, the False Claims Act, or other health care fraud and abuse laws may still be subject to fines, sanctions, or lawsuit.

Regulations in Europe. In Europe, a company must obtain authorization from the EMA before marketing medicinal products. Authorization can be obtained through one of the following pathways: (i) the “centralized” procedure, described in greater detail below, with applications made directly to the EMA leading to the grant of a European marketing authorization by the European Commission, (ii) the “decentralized procedure”, whereby companies may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country, or do not fall within the mandatory scope of the centralized procedure, (iii) the “mutual recognition” procedure, in which applications are made to one or more member states, leading to national marketing authorizations mutually recognized by other member states, or (iv) a “national authorization” application made to a single EU member state. Based on the nature of our products, the marketing authorization will be through the centralized procedure.

The EMA is responsible for the centralized procedure, which results in a single marketing authorization that is valid across the European Union. Applications through the centralized procedure are submitted directly to the EMA. The procedure consists of three milestones: (i) Evaluation by a scientific committee for up to 7 months, at the end of which the committee adopts an opinion on whether the drug should be approved for marketing. During this period, the EMA may send questions to the company, at which time the aforementioned review clock stops until answers are provided. (ii) Formal decision by the EMA’s Committee for Medicinal Products for Human Use, which is transmitted to the European Commission, which issues a formal decision on the authorization of the product. (iii) Marketing authorization: Once a European Community marketing authorization has been granted, the marketing-authorization holder can begin to make the medicine available to patients and healthcare professionals in all EU countries.

Even after a company receives marketing authorization, EU law regulates the distribution, classification for supply, labeling and packaging, and advertising of medicinal products for human use. The EU also regulates the manufacture of medicinal products, requiring cGMP, set forth in the EU Guidelines to Good Manufacturing Practice – Medicinal Products for Human and Veterinary Use. EU pharmacovigilance directives and regulations require a company to establish post-market surveillance systems that include individual adverse reaction case reports, periodic safety update reports, and company-sponsored post-authorization safety studies. If a medicinal product’s overall risk and benefit profile is found to have changed significantly for any reason, it may be required to be varied, withdrawn, or have its use suspended.

Regulations in Israel. Our clinical operations in Israel also are subject to approval by Israel’s Ministry of Health, as well as the Helsinki Committee of each medical institution in which a clinical study is conducted. All phases of clinical studies conducted in Israel must be conducted in accordance with the Public Health Regulations (Medical Studies Involving Human Subjects, 1980), including amendments and addenda thereto, the Guidelines for Clinical Trials in Human Subjects issued by the Israel Ministry of Health, or the Guidelines, and the International Conference for Harmonized Tripartite Guideline for Good Clinical Practice. The regulations and the Guidelines stipulate that a medical study on humans will only be approved after the Helsinki Committee at the hospital intending to perform the study has approved the medical study and notified the relevant hospital director in writing. In addition, certain clinical studies require the approval of the Ministry of Health. The Helsinki Committee will not approve the performance of the medical study unless it is satisfied that it has advantages to the study participants and society at large that justify the risk and inconvenience for the participants and that the medical and scientific information justifies the performance of the requested medical study. The relevant hospital director, and the Ministry of Health, if applicable, also must be satisfied that the study is not contrary to the Helsinki Declaration or to other regulations. The Ministry of Health also licenses and regulates the marketing of pharmaceuticals in Israel, requiring the relevant pharmaceutical to meet internationally recognized cGMP standards. A mutual recognition agreement, known as the Conformity Assessment and Acceptance of Industrial Products Agreement, or ACAA, covering inter alia medicinal products for human use, has been signed and became effective in 2013 between Israel and the European Community.

Under the Israeli Law for the Encouragement of Industrial Research and Development, 1984 and related regulations, or the Research Law, recipients of grants from the OCS, or Recipient Companies, are subject to certain obligations under the Research Law. The pertinent obligations currently are as follows: (i) the Recipient Company, is obligated to pay the OCS royalties from the revenues generated from the sale of  products (and related services) or services developed (in all or in part) according to, or as a result of, a research and development program funded by the OCS (at rates which are determined under the Research Law, up to the aggregate amount of the total grants received by the OCS, plus annual interest (as determined in the Research Law); (ii) Products developed as a result of OCS funded R&D must, as a general matter, be manufactured in Israel. The Recipient Company is prohibited from manufacturing products developed using these OCS grants outside of the State of Israel without receiving the OCS prior approval (except for the transfer of less than 10% of the manufacturing capacity in the aggregate). If the Recipient Company receives approval to manufacture the products developed with government grants outside of Israel, it may be required to pay an increased total amount of royalties to OCS, up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel, as well as at a possibly increased royalty rate. A Recipient Company also has the option of declaring in its OCS grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval for manufacture abroad and increased royalty amounts. Even where approval has been granted to manufacture outside Israel within the framework of approval of an R&D plan and in the case of the transfer of manufacturing at a rate that does not require the approval of the research committee (i.e. at a rate of up to 10%), a company is obligated to pay increased royalties to the State of Israel, at the rates set forth in the Research Law, with regard to the transfer of manufacturing outside of Israel; (iii) under the Research Law, the Recipient Company is prohibited from transferring OCS-financed technologies and related intellectual property rights outside of the State of Israel except under limited circumstances, and only with the approval of the Research Committee of the OCS and subject to certain payment to the OCS calculated according to formulae provided under the Research Law (as further detailed below); and (iv) any change of control in the Recipient Company and any change of ownership of the Recipient Company’s ordinary shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the OCS.

The restrictions under the Research Law will continue to apply even after we repay the full amount of royalties payable pursuant to the grants.

We may not receive the required approvals for any proposed transfer. If we do receive the approvals, we may be required to pay the OCS a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity. The scope of the support received, the royalties that we have already paid to the OCS, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the OCS grants were received and the sale price and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS (as further detailed below). No assurances can be made that approval of any such transfer, if requested, will be granted.

In general, the Research Committee may approve transfer of know-how created in whole or in part in connection with OCS-funded projects to third parties outside of Israel, in limited circumstances as follows:

•
The OCS approval to transfer know-how created, in whole or in part, in connection with an OCS-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate OCS grants to the company’s aggregate investments in the project that was funded by these OCS grants, multiplied by the transaction consideration. In addition, if the purchaser of the know-how gives the selling Israeli company the right to exploit the know-how by way of an exclusive, irrevocable and unlimited license, the Research Committee may approve such transfer in special cases without requiring a redemption fee payment.

•
The transfer of such know-how to a party outside Israel, where the transferring company ceases to exist as an Israeli entity, is subject to a redemption fee formula that is based, in general, on the ratio between aggregate OCS grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration.

•
The redemption fee paid to the OCS under the aforementioned formulae is capped and distinguishes between two scenarios: (i) in the event that the company sells its OCS-funded know-how, in whole or in part, or is sold as part of an M&A transaction, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the aforementioned formulae shall be no more than 6 times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the asset sale of OCS-funded know-how or M&A transfer transaction, the company continues to conduct its R&D activity in Israel (for at least three years following such transfer with at least 75% of the number of R&D employees employed for the six months prior to the know-how transfer), then the company is eligible for a reduced cap of the redemption fee of no more than 3 times the amounts received (plus annual interest) for the know-how being transferred, or the entire amount received, as applicable.

•
In the event of an exchange of know-how, such that know-how is transferred outside of Israel in consideration for other know-how transferred to the company in Israel in a manner in which the OCS is convinced that the Israeli economy realizes a greater, overall benefit from the exchange of know-how.

The State of Israel does not own intellectual property rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer of technology and manufacturing rights restrictions as described above. OCS approval is not required for the export of any products resulting from the research or development. In addition, the OCS is in the process of exploring the possibility of promulgating regulations, including the consideration due to the State of Israel for the granting of licenses to use know-how developed as a result of research financed by the OCS. Such regulations may have an effect on us in respect of the amount of our payments to the OCS for the grant of sub-licenses to third parties. We are currently unable to assess the effect, if any, of the promulgation of such regulations on us.

A recent amendment to the Research Law made in August 2015, or Amendment Seven, has made it unclear whether the transfer of manufacturing rights and transfer of know-how will continue to be subject to the same limitations and obligations as described above after 2016.  Amendment Seven comes into effect on January 1, 2016.  There are certain savings provisions under Amendment Seven, which provide that until one year after the members of the new council are appointed (which is created by virtue of Amendment Seven), the Research Law as it was in effect before the effective date of Amendment Seven and certain regulations, including inter alia, the regulations relating to royalty rates and transfer of know-how overseas will remain in effect.  It is not possible to assess at this time the effect of Amendment Seven until implementing regulations will be promulgated.

Patent Term Restoration and Extension. A patent claiming a new drug product may be eligible for a limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (Hatch-Waxman Act), which permits a patent restoration of up to five years for patent term lost during product development and FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between the submission date of a BLA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of fourteen years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The PTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Biosimilar Products. As part of the Patient Protection and Affordable Care Act of 2010, Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009, or BPCI, a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products licensed under the Public Health Service Act. Also under the BPCI, innovator manufacturers of original reference biological products are granted twelve years of exclusive use before biosimilars can be approved for marketing in the United States. There are current legislative proposals to shorten this period from 12 years to seven years. The objectives of the BPCI are conceptually similar to those of the Hatch-Waxman Act, which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. In February 2012, the FDA published draft guidance documents on biosimilar product development. A biosimilar is defined in these documents as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of safety, purity and potency. Under this proposed approval pathway, biological products are approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. The approval of a biologic product biosimilar to our prospective products could have a materially adverse impact on our business, may be significantly less costly to bring to the market and may be priced significantly lower than our products, but such approval may only occur after our twelve-year exclusivity period.

Pharmaceutical Coverage, Pricing and Reimbursement. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we may obtain regulatory approval. In the United States and other markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our prospective products, in addition to the costs required to obtain the FDA approvals. Additionally, our products may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In March 2010, a significant healthcare reform was signed into law in the United States. The healthcare reform law substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The healthcare reform law contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program.

Additionally, the healthcare reform law, as limited by the United States Supreme Court’s decision in June 2012:

•	Increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	Requires collection of rebates for drugs paid by Medicaid managed care organizations; and

•	Imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been proposed in Congress a number of legislative initiatives regarding healthcare, including possible repeal of the healthcare reform law. At this time, it remains unclear whether there will be any changes made to the healthcare reform law, whether to certain provisions or its entirety.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after agreeing on a reimbursement price. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to set their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Environmental, Health and Safety Matters

We, our agents and our service providers, including our manufacturers, may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities, including, to our knowledge, those of our agents and service providers, are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. All information with respect to any chemical substance is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. However, significant expenditures could be required in the future if we, our agents or our service providers are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Property and Infrastructure

Our corporate headquarters are located at 1/3 High-Tech Park, Givat Ram, Jerusalem, Israel, where we lease and occupy approximately 240 square meters of space, including a laboratory where we intend to perform potency assays. Our headquarters do not include laboratory or product manufacturing facilities. Most of our research and development activities are conducted in the research laboratories of the Hebrew University of Jerusalem.

The lease for our office expires in September 2016. An aggregate monthly rental payment, together with the maintenance fees, is approximately $3,000. We believe that our facilities are suitable and adequate for our current needs, however, we may need to lease additional space to address growth in the future.

Employees

As of August 31, 2015, we had 17 employees, all based in Israel. The total number of our full-time employees and the distribution of our employees according to main areas of activity, as of the end of August in each of the last two years are set forth in the following table:

	Number of full-time employees by area of activity as of August 31,
	2014	2015
Area of Activity:
Administrative	5	5
Research and development	14	12
Total	19	17

Israeli labor laws govern the length of the workday and workweek, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination, payments to the National Insurance Institute, and other conditions of employment and include equal opportunity and anti-discrimination laws. None of our employees is party to any collective bargaining agreements. We generally provide our employees with benefits and working conditions beyond the required minimums. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

Legal Proceedings

From time to time, we may be party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations.

MANAGEMENT

Executive officers and directors

The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Jonathan Burgin	54	Chief Executive Officer
Prof. Abraham Hochberg	77	Chief Scientist
Dr. Michelle Limor	43	Vice President of Clinical Development
Dr. Michal Gilon Ohev-Zion	37	Vice President of Research and Development
Or Dolev	37	Controller
Dr. Aharon Schwartz	73	Active Chairman of the Board of Directors
Ofer Goldberg	43	Director
Prof. Benad Goldwasser(1)(2)	64	Director
Prof. Itamar Shalit(1)(2)	65	Director
Orly Yarkoni(1)(2)	59	Director
David Schlachet(1)(2)	70	Director

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.

Jonathan Burgin has served as our Chief Executive Officer since June 2012, and was previously our Chief Financial Officer from June 2011. Mr. Burgin was Chief Financial Officer of Radcom Ltd. (NASDAQ: RDCM), a service assurance provider, from 2006 to 2011, and was CFO of XTL Biopharmaceuticals (TASE: XTL, NASDAQ: XTLB), a drug development company, from 1999 to 2006. Between 1997 and 1999, he was CFO of YLR Capital Markets, a publicly-traded Israeli investment bank, and rose to become a Senior Manager at Kesselman & Kesselman, the Israeli member of PricewaterhouseCoopers International, Ltd., between 1984 and 1997. Mr. Burgin earned an M.B.A. and a B.A. in Accounting and Economics from Tel-Aviv University and is certified in Israel as a CPA.

Or Dolev has served as our Controller since September 2008. He was previously an auditor at the Israeli branch of BDO International, namely BDO Ziv Haft. Mr. Dolev holds a B.A. in Business Administration (Accounting) from the Ono Academic College, and is certified in Israel as a CPA.

Prof. Abraham Hochberg has served as our Chief Scientist since December 2005. He served as the Chairman of our Board of Directors between July 2006 and October 2009. Professor Hochberg has been a biochemist and molecular biologist at the Department of Biological Chemistry at the Hebrew University of Jerusalem for the past 57 years. He is recognized as a world-leading expert on the H19 gene and is considered to have made many seminal contributions in the fields of imprinted genes, the H19 gene, the IGF2 gene and oncology. Professor Hochberg earned a Ph.D. in Molecular Biology, summa cum laude, from the Hebrew University of Jerusalem. He also holds a B.A. in Archeology from the Hebrew University of Jerusalem.

Dr. Michal (Michelle) Limor has served as our VP Clinical Development since December 2014, bringing with her years of experience with the pharmaceutical and Biotech industries. Prior to joining BioCancell, she served as VP Medical Affairs at Regenecure Ltd., establishing and conducting pre-clinical & clinical trials, and served as Managing Director and Operations Manager at Medpace Israel Ltd., where she established a presence in Israel, managed international studies, trained teams and established strong professional relationships with key opinion leaders and governmental offices. She has also been responsible for clinical development at Mindguard Ltd., and was medical director at Optimata Ltd. She holds an M.D. degree from Carol Davila University of Medicine & Pharmacy, Romania, and an M.B.A. in marketing from Derby University, United Kingdom.

Dr. Michal Gilon Ohev-Zion has served as our VP Research and Development since February 2013. She was previously an investigator at the Hebrew University of Jerusalem. She holds B.Sc., M.Sc. and Ph.D. degrees, all in biology, from the Hebrew University of Jerusalem, as well as having performed post-doctoral research there.

Dr. Aharon Schwartz has served as a director since November 2011, and as the active Chairman of the Board since May 2012. He was employed with Teva Pharmaceutical Industries Ltd. from 1975 until his retirement in 2011. His most recent title in Teva was Vice President of Innovative Ventures. Between 1992-1999 he served as the head of Teva’s Copaxone Division, and also served as the head of the Pharmaceutical Division from 1989 to 1992. He is the Chairman of BioLineRX Ltd. (NASDAQ/TASE: BLRX), D-Pharm Ltd., (TASE: DPRM), CureTech Ltd. and BioMAS Ltd. He holds a Ph.D. in Organic Chemistry from the Weizmann Institute, an M.Sc. in Chemistry from the Technion, and a B.Sc. in Chemistry and Physics from the Hebrew University of Jerusalem. In addition, he holds a Ph.D. in the History and Philosophy of Science from the Hebrew University in Jerusalem. Dr. Schwartz is qualified to serve on our Board by virtue of his experience in the field of drug development.

Ofer Goldberg has served as a director since March 2011. He is a Vice President at Clal Biotechnology Industries, or CBI, and is involved with CBI’s business strategy and portfolio management. He serves on boards of directors of several biotech and medical device companies. He holds an M.A. in Economics and Finance from Tel Aviv University and a B.Sc. in Physics and Mathematics from the Hebrew University of Jerusalem. Mr. Goldberg is qualified to serve on our Board by virtue of his work with biotechnology startup companies.

Prof. Benad Goldwasser has served as a director since November 2013. He is a serial entrepreneur who has founded or co-founded numerous companies that were listed on the Nasdaq or were strategically acquired. He was Chairman of Urology at the Chaim Sheba Medical Center in Israel and Professor of Surgery at Tel Aviv University, and has authored or co-authored over 120 original articles published in peer-reviewed journals and 19 chapters in urology books, as well as co-editing two reconstructive urology books. After retiring from the practice of medicine, Prof. Goldwasser became Managing Director of Biomedical Investments Ltd., an Israeli venture capital company. He holds M.D. and M.B.A. degrees from Tel-Aviv University. Prof. Goldwasser is qualified to serve on our Board by virtue of his experience in the fields of urology and medical startups.

Prof. Itamar Shalit has served as an external director since August 2014. Prof. Shalit served as the Director of the Pediatric Infectious Disease Unit at the Schneider Children’s Medical Center in Petach-Tikva, Israel, having served as Director General of Schneider Children’s Hospital and Carmel Medical Center, Haifa. Prof. Shalit is the CEO of Galilee Biomedical Research Administration, a joint venture of MIGAL and the Israeli Ministry for Development of the Negev and the Galilee. Prof. Shalit has been a member of the Scientific Advisory Boards of BiolineRx Ltd. (NASDAQ/TASE: BLRX), Teva Innovative Ventures, NasVax Ltd. and Integra Ltd. Prof. Shalit holds an M.D. from the Sackler School of Medicine, Tel-Aviv University and a M.P.A (Master in Public Administration) from the Kennedy School of Government at Harvard University. Prof. Shalit is qualified to serve on our Board by virtue of his experience in the field of medicine and his years of service advising biotech firms.

Orly Yarkoni has served as an external director since January 2010. She has amassed over 20 years in the insurance industry, most recently as Chief Executive Officer of Yashir - I.D.I. Insurance Co., Ltd. She has served as a member of the Board of Governors of the Israel Securities Authority, and currently serves as a director of Peninsula Finance, Ltd., Menorah Mivtachim Insurance, Ltd., Menorah Mivtachim Holdings Ltd., Plasto-Sac Ltd. and Amot Investments Ltd. Ms. Yarkoni holds a B.Sc. in Mathematics from the Hebrew University of Jerusalem, Israel, and is a member of the Israeli Association of Actuaries. Ms. Yarkoni is qualified to serve the Board by virtue of her business knowledge and experience, especially with publicly-traded companies.

David Schlachet has served as an external director since January 2010. He was previously Chief Executive Officer of Syneron Medical Ltd., Managing Partner of Biocom (a venture capital fund specializing in life sciences), senior VP and Chief Financial Officer of Strauss Elite Holdings, VP Finance & Administration of the Weizmann Institute of Science, and Chief Executive Officer of the Weizmann Institute’s technology transfer company, Yeda R&D Co. Ltd. Mr. Schlachet served as an independent director on the board of the TASE and as a director and audit committee member of the TASE Clearing House. He is a director of Nasdaq-listed EzChip Semiconductor Ltd. (NASDAQ: EZCH), Syneron Medical Ltd. (NASDAQ: ELOS), Mazor Surgical Technologies Ltd. (NASDAQ: MZOR), BioTime Inc. (AMEX:BTX) and of TASE-listed Taya Investments Ltd. (TASE: TAYA), as well as several privately-owned companies. He was previously active chairman of both Harel Capital Markets Ltd. and Elite Industries, Ltd. Mr. Schlachet holds an M.B.A in Finance from Tel-Aviv University, and a B.Sc. in Chemical Engineering from the Technion. Haifa. Mr. Schlachet is qualified to serve on the Board by virtue of his business, scientific and finance knowledge and experience, particularly with biotechnology start-up companies.

Aggregate compensation of office holders

The aggregate compensation we and our subsidiary paid to our executive officers and directors, for the year ended December 31, 2014, was approximately NIS 3,590,000. This amount includes approximately NIS 437,000 paid, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of August 31, 2015, options to purchase 816,519 ordinary shares granted to our officers and directors were outstanding under our share option plan at a weighted average exercise price of NIS 5.51 per share.

Individual compensation of office holders

The table and summary below outline the compensation granted to our five most highly compensated office holders with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.” For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation.

Information Regarding the Covered Executive(1) Name and Principal Position	Salary(2) (NIS in thousands)	Bonus(3) (NIS in thousands)	Equity-Based Compensation(4) (NIS in thousands)	Total (NIS in thousands)	Total (Convenience translation into USD in thousands)
Jonathan Burgin	747	-	63	810	$208
Chief Executive Officer

Prof. Abraham Hochberg	662	-	45	707	182
Chief Scientist Officer

Monique Ben-Am	600	-	25	625	161
Previous Vice President, Clinical Development

Dr. Michal Gilon Ohev-Zion	367	-	51	418	107
Vice President, Research and Development

Dr. Aharon Schwartz	360	-	29	389	$100
Active Chairman of the Board of Directors
____________

(1) Jonathan Burgin is employed on a full-time (100%) basis. Ms. Ben-Am was also employed by us on a full-time basis. Prof. Hochberg is employed by us on a part-time basis (80%). Dr. Gilon Ohev-Zion is employed by us on a part-time basis, and devotes the remainder of her working time to the Hebrew University laboratory we fund. Dr. Schwartz provides services on a part-time (40%) basis.

(2) Salary includes the Covered Executive’s gross salary plus payment by us of social benefits on behalf of such Covered Executive. Such benefits may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurance (e.g., life, or work disability insurance), payments for social security and tax gross-up payments, vacation, medical insurance and benefits, convalescence or recreation pay and other benefits and perquisites consistent with our policies.

(3) Represents annual bonuses granted to the Covered Executive based on formulas set forth in the respective resolutions of our Compensation Committee and Board of Directors with respect to 2014.

(4) Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2014, based on the option’s fair value on the grant date, calculated in accordance with applicable accounting guidance for equity-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 11D to our consolidated financial statements included in this prospectus.

Employment and Consulting Agreements

Our employees are employed under the terms prescribed in their respective employment contracts. The employees are entitled to the social benefits prescribed by law and as otherwise provided in their agreements. These agreements each contain provisions standard for a company in our industry regarding non-competition, confidentiality of information and assignment of inventions. Under current applicable labor laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. See “Risk Factors — Risks Relating to Our Business” for a further description of the enforceability of non-competition clauses. We also provide certain of our employees with a company car, which is leased from a leasing company.

Executive officers are also employed on the terms and conditions prescribed in employment agreements, with certain of our executive officers being employed by us on a part-time basis. Dr. Schwartz provides services to us as an independent contractor in accordance with the terms and conditions prescribed in his agreement. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. See “Risk Factors — Risks Relating to Our Business.”

Corporate governance practices

After the closing of this offering, we will be a “foreign private issuer” under Nasdaq Capital Market Rules. As a foreign private issuer, we are permitted to follow certain Israeli corporate governance practices instead of the Nasdaq Capital Market Rules, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. Pursuant to the “foreign private issuer exemption”:

•	we will not comply with the requirements that we have a nominating committee composed entirely of independent directors with a written charter addressing each committee’s purpose and responsibilities;

•
as permitted under the Companies Law, pursuant to our articles of association to be effective upon closing of this offering, the quorum for an ordinary meeting of shareholders shall be the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders) instead of 33 1/3% of our issued share capital as required under Nasdaq corporate governance rules.

•
we intend to adopt and approve material changes to equity incentive plans in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions; In addition, we intend to follow Israeli corporate governance practice in lieu of Nasdaq Capital Market Rule 5635(c), which requires shareholder approval prior to an issuance of securities in connection with equity based compensation of officers, directors, employees or consultants;

•
as opposed to making periodic reports to shareholders and proxy solicitation materials available to shareholders in the manner specified by the Nasdaq Capital Market Rules, the Companies Law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. We will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules; and

•
we will follow Israeli corporate governance practice instead of Nasdaq requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company).

Otherwise, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the Nasdaq Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq Capital Market Rules. Following the closing of this offering, we also intend to comply with Israeli corporate governance requirements under the Companies Law applicable to public companies.

Board of directors

Our board of directors consists of six directors, including three directors who are deemed external directors per the requirements of the Companies Law (see “− External directors”). These three directors, as well as one additional director, qualify as independent directors under the corporate governance standards of the Nasdaq Capital Market Rules and the independence requirements of Rule 10A-3 of the Exchange Act.

Under our articles of association, our board of directors must consist of not less than three (3) and no more than eleven (11) directors, including external directors. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

In addition, our articles of association allow our board of directors to appoint new directors to fill vacancies which occurred for any reason or as additional directors, provided that the number of board members shall not exceed the maximum numbers of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his tenure in accordance with our articles of association. Our board of directors may continue to operate for as long as the number of directors is not less than the minimum number of directors mentioned above.

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms, or more, under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “− External directors” for a description of the procedure for the election and dismissal of external directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. See “−External directors – Qualifications of external directors.” He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least one director with the requisite financial and accounting expertise and that Orly Yarkoni and David Schlachet have such expertise.

Arrangements Concerning Election of Directors; Family Relationships

There are no family relationships among any of our office holders (including directors).

Alternate directors

Our articles of association provide, as allowed by the Companies Law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. The alternate director will be regarded as a director. Notwithstanding the aforementioned, the appointment of an alternate director does not negate the responsibilities of the appointing director and such responsibilities prior to the appointment will continue to be the responsibilities of the appointing director, giving consideration to the circumstances of the appointment. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. The term of appointment of an alternate director may be for one meeting of the board of directors or until notice is given of the cancellation of the appointment.

External directors

Qualifications of external directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Capital Market, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law.

A person may not be appointed as an external director if he or she is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years such person, his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) us; (2) any person or entity controlling us on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled by us or by our controlling shareholder, on the date of such appointment or within the preceding two years. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the company, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights, but excludes a shareholder who’s power derives solely from his or her position as a director of the company or from any other position within the company. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not continue to serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Exchange Act, (2) meets the standards of the Nasdaq Capital Market Rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by our board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of a two-year period from the date that an external director of a company ceases to act in such capacity, the company the board of directors of which such external director was a member, and its controlling shareholder or any entity under control of such controlling shareholder may not, directly or indirectly, grant such former external director, or his or her spouse or child, any benefit, including through (i) the appointment of such former director or his or her spouse or his child as an officer in the company or in an entity controlled by the company’s controlling shareholder, (ii) the employment of such former director and (iii) the engagement, directly or indirectly, of such former director as a provider of professional services for compensation, including via an entity under his or her control. With respect to a relation who is not a spouse or a child, such limitations shall only apply for one year from the date such external director ceased to be engaged in such capacity.

Election and dismissal of external directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, include at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment of the external director (excluding a personal interest that did not derive from such shareholder’s relationship with the controlling shareholder); or

•
the total number of shares held by non-controlling shareholders or any one on their behalf that are voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, provided that either:

•
his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

•	the external director proposed his or her own nomination, and such nomination was approved in accordance to the requirements described in the paragraph above; or

•	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Capital Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements (as described above regarding the reelection of external directors). Prior to the approval of the reelection of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external director causes a company to have fewer external directors than required by applicable law, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has the requisite number of external directors. Under the Centralization Law, failing to fulfill this requirement for a period of over than 90 days may expose the Company to financial sanctions.

Additional provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director and its audit and compensation committees are required to include all of the external directors then serving on the board of directors, and an external director must serve as the chair thereof.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

Audit committee

Companies Law requirements

Under the Companies Law, the board of directors of any public company must appoint an audit committee comprised of at least three directors, including all of the external directors. The audit committee may not include:

•	the chairman of the board of directors;

•	a controlling shareholder or a relative of a controlling shareholder;

•	any director employed by us or by one of our controlling shareholders or by an entity controlled by our controlling shareholders (other than as a member of the board of directors); or

•	any director who regularly provides services to us, to one of our controlling shareholders or to an entity controlled by our controlling shareholders.

According to the Companies Law, the majority of the members of the audit committee, as well as the majority of members present at audit committee meetings, will be required to be “independent” (as defined below) and the chairman of the audit committee will be required to be an external director. Any persons disqualified from serving as a member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee has determined that such person is required to be present at the meeting or if such person qualifies under one of the exemptions of the Companies Law.

The term “independent director” is defined under the Companies Law as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) the conditions for his or her appointment as an external director (as described above) are satisfied and the audit committee approves the director having met such conditions and (2) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service.

Nasdaq listing requirements

Under the Nasdaq Capital Market Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ms. Orly Yarkoni, Prof. Benad Goldwasser, Prof. Itamar Shalit and Mr. David Schlachet. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Capital Market Rules. Our board of directors has determined that David Schlachet is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Capital Market Rules.

Each of the members of the audit committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Approval of transactions with related parties

The approval of the audit committee is required to effect specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “Fiduciary duties and approval of specified related party transactions and compensation under Israeli law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the audit committee meets the composition requirements under the Companies Law.

Audit committee role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the SEC, the Nasdaq Capital Market Rules and the Companies Law, which include:

•	retaining and terminating our independent registered public accounting firm (including its compensation), subject to board of directors and shareholder ratification;

•	oversight of our independent accounting firm and recommending the approval of the person filing the role of our internal auditor;

•	pre-approval of audit and non-audit services to be provided by the independent registered public accounting firm;

•	reviewing with management and our independent directors our financial statements prior to their submission to the SEC; and

•	approval of certain transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit committee includes the identification of irregularities in our business management, among other things, by consulting with the internal auditor or our independent auditors and suggesting an appropriate course of action to the board of directors. The audit committee is required to assess the company’s internal audit system and the performance of its internal auditor, including whether the internal auditor has the sufficient resources to fulfill his responsibilities. The Companies Law also requires that the audit committee assess the scope of the work and compensation of the company’s external auditor. In addition, the audit committee is required to determine whether certain related party actions and transactions are “material” or “extraordinary” for the purpose of the requisite approval procedures under the Companies Law and whether certain transactions with a controlling shareholder will be subject to a competitive procedure. The audit committee charter states that in fulfilling its role the committee is entitled to demand from us any document, file, report or any other information that is required for the fulfillment of its roles and duties and to interview any of our employees or any employees of our subsidiaries in order to receive more details about his or her line of work or other issues that are connected to the roles and duties of the audit committee.

Compensation Committee

Companies Law requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must consist of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members are not required to be external directors, but must be directors who qualify to serve as members of the audit committee (as described above). Our compensation committee is composed of four members, Mr. David Schlachet, Prof. Benad Goldwasser, Prof. Itamar Shalit and Ms. Orly Yarkoni.

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

(1)
to recommend to the board of directors the compensation policy for directors and officers, and to recommend to the board of directors once every three years whether the compensation policy should be extended for an additional period of three years;

(2)	to recommend to the board of directors updates to the compensation policy, from time to time, and examine its implementation;

(3)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

(4)
to decide whether the compensation terms of the chief executive officer, which were determined pursuant to the compensation policy, will be exempted from approval by the shareholders because such approval would harm the ability to engage the chief executive officer.

In addition to the roles mentioned above, our compensation committee also makes recommendations to our board of directors regarding the awarding of equity grants to our executive officers and other employees.

Under the Companies Law, a compensation policy must be approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In public companies such as our company, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non-controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

In accordance with the Companies Law, we have adopted a compensation policy, or the Compensation Policy, that sets forth the guidelines and framework for the mode of compensation of the Company’s Office Holders. The Compensation Policy was approved by our shareholders at a special general meeting of shareholders held on January 7, 2014, following the favorable recommendation of the compensation committee and approval by our board of directors. The Compensation Policy sets forth the principles and procedures for determining Office Holders’ compensation, including ongoing remuneration, bonuses (including annual bonuses, severance bonuses and special bonuses), equity compensation, indemnification, insurance and release.

Nasdaq listing requirements

Under Nasdaq Capital Market rules, we are required to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Mr. Joseph Ginossar, CPA, who is CEO of Fahn Kanne Control Management Ltd. (the Business Risk Services division of Grant Thornton Israel), is our internal auditor.

Fiduciary duties and approval of specified related party transactions and compensation under Israeli law

Fiduciary duties of office holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care of an office holder is based on the duty of care set forth in connection with the tort of negligence under the Israeli Torts Ordinance (New Version) 5728-1968. This duty of care requires an office holder to act with the degree of proficiency with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

•	the duty of loyalty incumbent on an office holder requires him or her to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his or her duties in the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which such office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses his or her personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law, setting forth, among other things, the appropriate parties of the company entitled to provide such approval, and the methods of obtaining such approval.

Disclosure of personal interests of an office holder and approval of transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, once an office holder has complied with this disclosure requirement, a company may approve a transaction between the company and the office holder or a third-party in which the office holder has a personal interest. However, a company may not approve a transaction or action that is not to the company’s benefit.

Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third-party in which the office holder has a personal interest, which is not an extraordinary transaction, requires approval by the board of directors. Our articles do not provide otherwise. If the transaction considered is an extraordinary transaction with an office holder or third-party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors and executive officers, see “− Compensation of directors and executive officers.”

Any persons who have a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting or vote on the matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting for the purpose of presenting the matter. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors at a board of directors meeting have a personal interest in the transaction, such transaction also requires approval of the shareholders of the company.

A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes (1) a personal interest of a person who votes according to a proxy of another person, including in the event that the other person has no personal interest, and (2) a personal interest of a person who gave a proxy to another person to vote on his or her behalf regardless of whether the discretion of how to vote lies with the person voting or not.

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that may have a material impact on the company’s profitability, assets or liabilities.

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than two percent (2%) of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to indicate will result in the invalidation of that shareholder’s vote.

Compensation of directors and executive officers

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval will also be required, as follows:

•
at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Executive officers other than the chief executive officer. The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee, second, by the company’s board of directors and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. The compensation paid to a public company’s chief executive officer is required to be approved by, first, the company’s compensation committee; second, the company’s board of directors, and third, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision.

The compensation committee and board of directors approval should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). The compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy, and that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate.

Duties of shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Approval of private placements

Under the Companies Law and the regulations promulgated thereunder, a private placement of securities does not require approval at a general meeting of the shareholders of a company; provided however, that in special circumstances, such as a private placement completed in lieu of a special tender offer (See “Description of Share Capital – Acquisitions under Israeli law”) or a private placement which qualifies as a related party transaction (See “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law”), approval at a general meeting of the shareholders of a company is required.

Exculpation, insurance and indemnification of directors and officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738 – 1968, or the Securities Law, a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

•
a monetary liability imposed on the office holder in favor of a payment for a breach offended at an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

•	expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, or (ii) in connection with criminal indictment of which the office holder was acquitted, or iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent; and

•
any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of a fiduciary duty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of fiduciary duty, except for indemnification and insurance for a breach of the fiduciary duty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought. We have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is 25% of our shareholders’ equity pursuant to our most recent audited financial statements at the time of payment but not more than ten million dollars. Such indemnification amounts are in addition to any insurance amounts. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Directors’ service contracts

There are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Equity incentive plans

On December 19, 2011, our Board adopted a share option plan, or the Plan, to allocate options to purchase our ordinary shares to our directors, officers, employees and consultants, and those of our affiliated companies (as such term is defined under the Plan) (the “Grantees”). The Plan is administered by our Board or a committee that was designated by the Board for such purpose (the “Administrator”).

Under the Plan, we may grant options to purchase ordinary shares, or Options, under four tracks: (i) Approved 102 capital gains Options through a trustee, which was approved by the Israeli Tax Authority in accordance with Section 102(a) of the ITO, and granted under the tax track set forth in Section 102(b)(2) of the ITO (“Approved 102 Capital Gains Options”). The holding period under this tax track is 24 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO; (ii) Approved 102 Earned Income Options through a trustee, granted under the tax track set forth is Section 102(b)(1) of the ITO (“Approved 102 Earned Income Options”). The holding period under this tax track is 12 months from the date of allocation of Options to the trustee or such period as may be determined in any amendment of Section 102 of the ITO; (iii) Unapproved 102 Options (the Options will not be allocated through a trustee and will not be subject to a holding period) (“Unapproved 102 Options”); and (iv) 3(i) Options (the Options will not be subject to a holding period). These Options shall be subject to taxation pursuant to Section 3(i) of the ITO (“Section 3(i)”).

Options pursuant to the first three tax tracks (under Section 102 of the ITO) can be granted to our employees and directors and the grant of Options under Section 3(i) can be granted to our consultants and controlling shareholders (a controlling shareholder is defined under the Section 102 of the ITO is a person who holds, directly or indirectly, alone or together with a relative, (i) the right to at least 10% of the company’s issued capital or 10% of the voting power; (ii) the right to hold at least 10% of the company’s issued capital or 10% of the voting power, or the right to purchase such rights; (iii) the right to receive at least 10% of the company’s profits; or (iv) the right to appoint a company’s director). Grantees who are not Israeli residents may be granted Unapproved 102 Options or Section 3(i) Options under the Plan.

Approved 102 Capital Gains Option and/or Approved 102 Earned Income Options may be granted only following the lapse of 30 days from when the filings required by the ITO and the Income Tax Rules (Tax Benefits in Share Issuance to Employees), 2003 have been made with the Israeli Tax Authority.

We in our sole discretion, shall elect under which of the above first three tax tracks, the Options be granted and shall notify the Grantee in a grant letter, as to the elected tax track. As mentioned above, consultants and controlling shareholders can only be granted Section 3(i) Options.

The number of ordinary shares authorized to be issued under the Plan will be proportionately adjusted for any increase or decrease in the number of ordinary shares issued as a result of a bonus share, change in our capitalization (split, combination, reclassification of the share or other capital change), issuance of rights to purchase ordinary shares or payment of a dividend. We will not allocate fraction of ordinary shares and the number of ordinary shares shall be rounded up to the closest number of ordinary shares.

Also, in the event of a (i) merger or consolidation in which we (in this context, specifically BioCancell Ltd.) is not the surviving entity or pursuant to which the other company becomes BioCancell Ltd.’s parent company or that pursuant to which BioCancell Ltd. is the surviving company but another entity holds 50% or more of BioCancell Ltd. voting rights, (ii) an acquisition of all or substantially all of our ordinary shares, (iii) the sale of all or substantially all Company assets, or (iv) any other event with a similar impact, the Company may exchange all of its outstanding Options granted under the Plan that remain unexercised prior to any such transaction for options to purchase our shares (or those of an affiliated company) following the consummation of such transaction.

Unless otherwise determined by the Administrator, the exercise price of an Option granted under the Plan will be the average of the market price of the Company’s ordinary shares during the 22 business days prior to the date on which the Board authorized the grant of Options; provided, however, that such exercise price cannot be lower than the par value of the share, or the market price at the close of the trading day at which it was granted by the Board. The exercise price will be specified in the grant letter every Grantee received from us in which the Grantee notifies of the decision to grant him/her Options under the Plan.

Unless otherwise determined by the Administrator, the Options granted under the Plan will become vested and may be exercised in 16 equal portions of 6.25% of the total number of Options, at the end of each quarter following the day the Options were granted. The Options may be exercised until the end of the Option Term (as defined below) and as long as the Grantee is employed by the Company (or by an affiliated company), or provides service for the Company (or affiliated company).

The Administrator may, in its absolute discretion, accelerate the time at which Options granted under the Plan or any portion of which will vest. Unless otherwise determined by the Company’s Board, all Options granted under the Plan will expire ten years following the date of grant, unless terminated earlier (the “Option Term”).

Unless otherwise determined by the Administrator, in the event that the Grantee’s employment was terminated, not for Cause (as defined in the Plan), the Grantee may exercise that portion of the Options that had vested as of the date of such termination until the end of the specified term in the grant letter or the Plan. The portion of the Options that had not vested at such date, will be forfeited and can be re-granted according to the terms of the Plan.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares of the date of this prospectus and after this offering by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days of August 31, 2015, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned after the offering is based on           ordinary shares to be outstanding immediately after the offering, which includes the ADSs being offered for sale in this offering. The percentage of ordinary shares beneficially owned prior to the offering is based on 48,892,176 ordinary shares outstanding as of August 31, 2015.

The percentages of ordinary shares beneficially owned after the offering assume that the underwriters will not exercise their over-allotment option to purchase additional ADSs in the offering. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. As of the date of this registration statement, there were no record holders of our ordinary shares in the United States.

Unless otherwise noted below, each shareholder’s address is c/o BioCancell Ltd., 1/3 High-Tech Village, Givat Ram, P.O Box 392649, Jerusalem, 9139102 Israel.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering

Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or greater shareholders
Clal Biotechnology Industries Ltd. (1)	40,405,077	82.64
Directors and executive officers who are not 5% or greater shareholders
Jonathan Burgin	66,284	*
Prof. Abraham Hochberg	288,938	*
Michelle Limor	-	-
Michal Gilon Ohev-Zion	29,977	*
Or Dolev	16,941	*
Aharon Schwartz	52,465	*
Ofer Goldberg	-	-
Prof. Benad Goldwasser	1,577	*
Itamar Shalit	1,503	*
Orly Yarkoni	3,533	*
David Schlachet	3,533	*
All directors and executive officers who are not 5% or greater shareholders as a group (11 persons)	464,751	0.95%

* Less than one percent (1%).

(1)
Consists of 40,405,077 ordinary shares. The principal address of Clal Biotechnology Industries Ltd. is Hogi Tower, 12 Abba Hillel Silver St. Ramat Gan 52506, Israel. To the best of our knowledge, Access Industries Group indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, Clal Biotechnology Industries Ltd. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group’s address is 730 Fifth Avenue, New York, New York 10019, United States.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material transactions we entered into with related parties since the beginning of fiscal year 2013. We believe that we have executed all of our transactions with related parties on terms no less favorable to us than those we could have obtained from unaffiliated third parties.

Upon the consummation of this offering, we will have adopted a related party transaction policy that provides that our Board of Directors, acting through our Audit Committee, is responsible for the review, approval, or ratification of related party transactions between us and related persons. Under Israeli law, related party transactions are subject to special approval requirements, see “Management—Fiduciary duties and approval of specified related party transactions and compensation under Israeli law.”

Employment agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. These agreements also contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. See “Risk factors − Risks relating to our business − Under applicable employment laws, we may not be able to enforce covenants not to compete” for a further description of the enforceability of non-competition clauses. For further information, see “Management – Employment and Consulting Agreements.”

Directors and officers insurance policy

Our articles of association permit us to insure each of our directors and officers to the fullest extent permitted by the Companies Law. We have obtained Directors and Officers insurance for each of our executive officers and directors. For further information, see “Management – Exculpation, insurance and indemnification of directors and officers.”

DESCRIPTION OF CAPITAL STOCK

The following description of our share capital and provisions of our articles of association, which will be effective upon the closing of this offering, are summaries and do not purport to be complete.

General

Upon the closing of this offering, our authorized share capital will consist of    ordinary shares, par value   NIS           per share, of which           shares will be issued and outstanding (assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs).

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration number and purposes of the company

Our registration number with the Israeli Registrar of Companies is 51-467262-5. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting rights and conversion

All ordinary shares will have identical voting and other rights in all respects.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors under the Companies Law described under “Management – External directors.”

Under our articles of association, our board of directors must consist of not less than three (3) but no more than eleven (11) directors, including external directors. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares participating and voting at the relevant meeting.

In addition, our articles of association allow our board of directors to appoint new directors to fill in vacancies which occurred for any reason or as additional directors, provided that the number of board members shall not exceed the maximum numbers of directors mentioned above. The appointment of a director by the board shall be in effect until the following annual general meeting of the shareholders or until the end of his tenure in accordance with our articles of association.

Our external directors have a term of office of three years under Israeli law and may be elected for up to two additional three-year terms (or more) under the circumstances described above. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “− External directors” for a description of the procedure for the election and dismissal of external directors. In addition, according to our articles of association, all our directors are elected for a term of office until the third annual general meeting of the shareholders following their appointment.

Dividend and liquidation rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. As of December 31, 2014, we did not have distributable earnings pursuant to the Companies Law.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. For more information, see “Dividend Policy”.

Exchange controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of certain countries that are considered to be in a state of war with Israel at such time.

Shareholder meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once each calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All general meetings other than the annual meeting of shareholders are referred to in our articles of association as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;

•	appointment or termination of our auditors;

•	appointment of external directors;

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	mergers; and

•
the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

Under our articles of association, we are not required to give notice of any annual general meeting or special general meeting to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to our shareholders at least 14 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, or as otherwise required under applicable law, notice must be provided at least 35 days prior to the meeting. Under the Companies Law, shareholders are not permitted to take action by written consent in lieu of a meeting.

Voting rights

Quorum requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the next business day at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum, instead of 33 1/3% of the outstanding share capital as required under the Nasdaq Capital Market Rules.

Vote requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Pursuant to our articles of association, an amendment to our articles of association regarding any change to the board composition will require a simple majority. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires the approval described above under “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law – Disclosure of personal interests of a controlling shareholder and approval of transactions.” Certain transactions with respect to remuneration of our office holders and directors require further approvals described above under “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law – Compensation of directors and executive officers.” Under our articles of association, any change to the rights and privileges of the holders of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution.

Access to corporate records

Under the Companies Law, shareholders are provided access to minutes of our general meetings, our shareholders register and principal shareholders register, our articles of association, our financial statements and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. In addition, shareholders may request any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of class rights

Under the Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Acquisitions under Israeli law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If a tender offer is not accepted in accordance with the requirements set forth above, the acquirer may not acquire shares from shareholders who accepted the tender offer that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholder, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management – Fiduciary duties and approval of specified related party transactions and compensation under Israeli law – Disclosure of personal interests of a controlling shareholder and approval of transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value to the parties to the merger and the consideration offered to the shareholders of the company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-takeover measures under Israeli law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, no preferred shares are authorized under our articles of association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “– Voting rights.”

Borrowing powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will representordinary shares (or a right to receiveordinary shares) deposited with Bank Leumi or Bank Hapoalim, as custodian for the depositary in Israel.  Each ADS will also represent any other securities, cash or other property which may be held by the depositary.  The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, or DTC.  If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder.  If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section.  You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.  Israeli law governs shareholder rights.  The depositary will be the holder of the ordinary shares underlying your ADSs.  As a registered holder of ADSs, you will have ADS holder rights.  A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary.  New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.  If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses.  To the extent the depositary does not do any of those things, it will allow the rights to lapse.  In that case, you will receive no value for them.  The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so.  If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary.  U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary will have a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent.  If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you.  Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote.  For instructions to be valid, they much reach the depositary by a date set by the depositary.  The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders.  If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares.  However, you may not know about the meeting enough in advance to withdraw the ordinary shares.  In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay	For
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert foreign currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as an agent, fiduciary or broker on behalf of any other person and earns revenue, including, without limitation, fees and spreads that it will retain for its own account.  The spread is the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives in an offsetting foreign currency trade.  The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or as to the method by which that rate will be determined, subject to its obligations under the deposit agreement.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement.  However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so.  The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our ordinary shares from an exchange on which they were listed and do not list the ordinary shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date.  At any time after the termination date, the depositary may sell the deposited securities.  After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs.  Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process.  The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold.  The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we exercise or it exercises discretion permitted under the deposit agreement;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•
when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs.  DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant.  Profile is feature of DRSs that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code).  In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering our ordinary shares have been traded only on the TASE. In connection with this offering, we intend to apply to have our ADSs listed on the Nasdaq Capital Market, under the symbol “BCAN.”

Upon closing of this offering, we will have            outstanding ordinary shares (including those represented by ADSs), assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates. Under Rule 144, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Affiliates may sell only the volume of shares described below and their sales are subject to additional restrictions described below.

Sales of substantial amounts of our ordinary shares in the public market would adversely affect prevailing market prices of our ordinary shares and ADSs. Our ordinary shares will be held by our existing shareholders. Because substantially all of these shares were sold outside the United States to persons residing outside the United States at the time, and are currently traded on the TASE, they will continue to be freely tradable on TASE without restriction or further registration, except for the restrictions described below, and except for the lock-up restrictions described under “Underwriting” below.

Lock-up agreements

We and our directors, executive officers and certain shareholders representing ordinary shares have agreed that, subject to certain exceptions, without the prior written consent of, we will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•
offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any of our ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any of our ordinary shares or ADSs held by such persons or acquired by such persons after the date of this prospectus, or that may be deemed to be beneficially owned by such persons; or

•
exercise or seek to exercise or effectuate in any manner any rights of any nature that such persons have or may have to require us to register under the Securities Act the undersigned’s sale, transfer or other disposition of any of our ordinary shares, ADSs or other securities held by such persons, or to otherwise participate as a selling security holder in any manner in any registration effected by us under the Securities Act.

Each of these agreements is subject to certain exceptions, as set forth in “Underwriting.”

Rule 144

Shares held for six months

In general, under Rule 144 as currently in effect, and subject to the terms of any lock-up agreement, commencing 90 days after the closing of this offering, a person, including an affiliate, who has beneficially owned our ordinary shares for six months or more, including the holding period of any prior owner other than one of our affiliates (i.e., commencing when the shares were acquired from us or from an affiliate of us as restricted securities), is entitled to sell our shares, subject to the availability of current public information about us (which information will be deemed to be available as long as we continue to file required reports with the SEC). In the case of an affiliate shareholder, the right to sell is also subject to the fulfillment of certain additional conditions, including manner of sale provisions, notice requirements, and a volume limitation that limits the number of shares that may be sold thereby, within any three-month period, to the greater of:

•	1% of the number of ordinary shares then outstanding; or

•	the average weekly trading volume of our ordinary shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Rule 144 also provides that affiliates that sell our ordinary shares that are not restricted securities must nonetheless comply with the same restrictions applicable to restricted securities, other than the holding period requirement.

Shares held by non-affiliates for one year

Under Rule 144 as currently in effect, a person who is not considered to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell his, her or its shares under Rule 144 without complying with the provisions relating to the availability of current public information or with any other conditions under Rule 144. Therefore, unless subject to a lock-up agreement or otherwise restricted, such shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701 as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, as described below.

Rule 701 will apply to the options granted under our incentive plans prior to the closing of this offering, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:

•	persons other than affiliates, without restriction; and

•	affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144,

in each case, without compliance with the six-month holding period requirement of Rule 144.

As of August 31, 2015, our board of directors approved the issuance, under our incentive plans, of options to purchase 816,519 ordinary shares at an average exercise price of $1.46 per share.

Form S-8 registration statements

Following the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register, in the aggregate, a number of ordinary shares equal to       % of our outstanding ordinary shares following this offering, issued or reserved for issuance under our incentive plans. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option or other award and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares or ADSs (both referred to herein as shares). You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax considerations and government programs

The following is a summary of the current tax regime of the State of Israel, which applies to us and to persons who hold our ordinary shares or ADSs.

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on a new tax legislation which has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS AND POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General corporate tax structure in Israel

Israeli resident companies are generally subject to corporate tax, currently at the rate of 26.5% of a company’s taxable income. Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate.

Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

Under the Israeli Encouragement of Capital Investments Law, 1959, income generated by a “Benefited Enterprise” will be exempt from tax for 10 years from the year it so elects. Our subsidiary made such an election in 2009. The exemption is contingent upon compliance with the criteria prescribed in the Encouragement Law, including receipt of approval of biotechnology company status. We are in the process of obtaining such approval.

Taxation of our shareholders

Capital gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance of 1961 (New Version), or the Tax Ordinance, distinguishes between “Real Gain” and the “Inflationary Surplus.” Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 month period, such gain will be taxed at the rate of 30%. In addition, capital gains generated by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 26.5% for corporations in 2015 and a marginal tax rate of up to 48% in 2015 for individuals. In addition, a 2% excess tax is levied on individuals whose total taxable income in Israel exceeds NIS 810,720 in 2015. Notwithstanding the foregoing, capital gain derived from the sale of our shares by a non-Israeli shareholder may be exempt under the Tax Ordinance from Israeli taxation provided that the following cumulative conditions are met: (i) the shares were purchased upon or after the registration of the securities on the stock exchange (this condition shall not apply to shares purchased on or after January 1, 2009), (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, (iii) if the seller is a corporation, no more than 25% of its means of control are held, directly and indirectly, by an Israeli resident shareholders, and (iv) if the seller is a corporation, there is no Israeli resident that is entitled to 25% or more of the revenues or profits of the corporation directly or indirectly. In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the U.S.-Israel Double Tax Treaty generally exempts U.S. residents from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the purchaser, the Israeli stockbrokers or financial institution through which the shares are held is obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the Real Gain at the rate of 25% or 26.5% in respect of an individual or corporation, respectively.

At the sale of securities traded on a stock exchange a detailed return, including a computation of the tax due, must be filed and an advanced payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months by Israeli residents for whom tax has not already been deducted. However, if all tax due was withheld at source according to applicable provisions of the Tax Ordinance and regulations promulgated thereunder the aforementioned return need not be filed and no advance payment must be paid. Capital gain is also reportable on the annual income tax return.

Dividends

We have never paid cash dividends. Dividends distributed by our company to a shareholder who is Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from Israeli income tax provided that the income, from which such dividend had been distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either individual or corporation) is generally subject to tax on the receipt of such dividend at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income, which was entitled to a reduced tax rate applicable to  a Privileged Enterprise under the Law for the Encouragement of Capital Investments, 1959 – the tax rate is 20% for dividends distributed from profits derived after January 1, 2014; (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

We are obligated to withhold tax upon the distribution of dividends at the following withholding tax rates: (a) for securities registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%, and (iii) non-Israeli residents - 25%, unless reduced by applying the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “Substantial Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12 months period)), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, unless reduced by applying the provisions of an applicable double tax treaty.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Foreign exchange regulations

Non-residents of Israel who hold our shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated, and may be restored at any time by administrative action.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

U.S. federal income tax consequences

The following is a description of the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of our shares. This description addresses only the U.S. federal income tax consequences to U.S. Holders (as defined below) that are initial purchasers of our shares pursuant to the offering and that will hold such shares as capital assets for U.S. federal income tax purposes. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, certain financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities or organizations;

•	certain former citizens or residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S corporations;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

•	persons holding our shares in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift, or alternative minimum tax consequences, Medicare contribution tax on net investment income, or any U.S. state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our shares.

Subject to the discussion below under “Country of tax residence,” this description assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as in effect and available on the date hereof. All the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our shares in their particular circumstances.

For purposes of this description, the term “U.S. Holder” means a beneficial owner of our shares that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (1) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) that has elected to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the U.S. federal income tax consequences relating to an investment in our shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax consequences of acquiring, owning and disposing of our shares in its particular circumstances.

We were a PFIC for U.S. federal income tax purposes in 2014 and it is likely that we will be a PFIC in 2015. See “– Passive foreign investment company consequences” below.

Persons considering an investment in our shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of our shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of dividends and other distributions on our shares

Subject to the discussion below under “Passive foreign investment company consequences,” if you are a U.S. Holder, the gross amount of any distribution made to you with respect to our shares before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our shares distributed pro rata to all our shareholders, will generally be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid to non-corporate U.S. Holders may qualify for the lower rates of taxation applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such lower rate of taxation shall not apply if our company is a PFIC for the taxable year in which it pays a dividend, or was a PFIC for the preceding taxable year. Additionally, our dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of adjusted tax basis in our shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Holder has held our shares for more than one year as of the time such distribution is received. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to a U.S. Holder with respect to our shares will be foreign source income for foreign tax credit purposes. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your U.S. federal income tax liability. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to this credit.

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars should generally be income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, exchange or other disposition of our shares

Subject to the discussion below under “Passive foreign investment company consequences,” if you are a U.S. Holder, you will generally recognize gain or loss on the sale, exchange or other disposition of our shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in our shares will generally be equal to the cost of such share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period determined at the time of such sale, exchange or other disposition for such shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations. Any such gain or loss will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive foreign investment company consequences

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is “passive income”; or

•
at least 50% of the average quarterly value of its total gross assets (which may be determined in part by the market value of our shares, which is subject to change) is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our shares, we will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our shares, regardless of whether we continue to meet the tests described above.

We were a PFIC in 2014 and, based on estimates of our gross income and gross assets, our intended use of the proceeds of this offering, and the nature of our business, it is likely that we will be classified as a PFIC for the taxable year ending December 31, 2015.  Because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year.

U.S. Holders should be aware of certain tax consequences of investing directly or indirectly in us in any year in which we are a PFIC. A U.S. Holder is subject to different rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” known as a QEF election, for the first taxable year that the U.S. Holders holds our shares, which is referred to in this disclosure as a “timely QEF election,” makes a “mark-to-market” election with respect to our shares (if such election is available) or makes neither election.

QEF Election. A U.S. Holder who makes a timely QEF election, referred to in this disclosure as an “Electing U.S. Holder,” with respect to us must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Holder. The “net capital gain” of a PFIC is the excess, if any, of the PFIC’s net long-term capital gains over its net short-term capital losses. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s net capital gains. Such Electing U.S. Holder generally will be required to translate such income into U.S. dollars based on the average exchange rate for the PFIC’s taxable year with respect to the PFIC’s functional currency. Such income generally will be treated as income from sources outside the United States for U.S. foreign tax credit purposes. Amounts previously included in income by such Electing U.S. Holder under the QEF rules generally will not be subject to tax when they are distributed to such Electing U.S. Holder. The Electing U.S. Holder’s tax basis in our shares generally will increase by any amounts so included under the QEF rules and decrease by any amounts not included in income when distributed.

An Electing U.S. Holder will be subject to U.S. federal income tax on such amounts for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Holder. However, an Electing U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Holder is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating losses or net capital losses of a PFIC will not pass through to the Electing U.S. Holder and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Holder on its disposition of our shares).

So long as an Electing U.S. Holder’s QEF election with respect to us is in effect with respect to the entire holding period for our shares, any gain or loss recognized by such Electing U.S. Holder on the sale, exchange or other disposition of such shares generally will be long-term capital gain or loss if such Electing U.S. Holder has held such shares for more than one year at the time of such sale, exchange or other disposition. Preferential tax rates for long-term capital gain generally apply to individual U.S. Holders. The deductibility of capital losses is subject to limitations.

A U.S. Holder makes a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto.  A QEF election generally may not be revoked without the consent of the IRS.  Upon request, we will annually furnish U.S. Holders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. Holder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. A QEF election will not apply to any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Each U.S. Holder is encouraged to consult its own tax advisor with respect to tax consequences of a QEF election with respect to us.

Mark-to-Market Election. If our shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our shares, provided the U.S. Holder completes the relevant portions of and files IRS Form 8621 in accordance with the instructions thereto. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the shares at the end of the taxable year over such holder’s adjusted tax basis in the shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder, and any loss in excess of such amount will be treated as capital loss. Amounts treated as ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains.

Generally, our shares will be considered marketable stock if they are “regularly traded” on a “qualified exchange” within the meaning of applicable Treasury Regulations. Our shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the shares are traded on a qualified exchange on at least 15 days during each calendar quarter. The NASDAQ Capital Market is a qualified exchange for this purpose. Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the tax and interest charge rules discussed above with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including stock in any of our company’s subsidiaries that are treated as PFICs. If a U.S. Holder makes a mark-to market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless our shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

Default PFIC Rules. A U.S. Holder who does not make a timely QEF election or a mark-to-market election, referred to in this disclosure as a “Non-Electing U.S. Holder,” will be subject to special rules with respect to (a) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing U.S. Holder on the shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing U.S. Holder in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period for his shares), and (b) any gain realized on the sale or other disposition of such shares. Under these rules:

●           the excess distribution or gain would be allocated ratably over the Non-Electing U.S. Holder’s holding period for the Shares;

●           the amount allocated to the current taxable year and any year prior to us becoming a PFIC would be taxed as ordinary income; and

●           the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

 If a Non-Electing U.S. Holder who is an individual dies while owning our shares, the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of the shares. Non-Electing U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

To the extent a distribution on our shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions. The tax consequences of such distributions are discussed above under “Taxation and Government Programs — U.S. federal income tax consequences — Taxation of dividends and other distributions on our shares.” Each U.S. Holder is encouraged to consult its own tax advisor with respect to the appropriate U.S. federal income tax treatment of any distribution on our shares.

In any year in which are a PFIC, the general tax treatment for U.S. Holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the purchase, ownership and disposition of our shares, any elections available with respect to such shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of our shares.

Certain reporting requirements

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor regarding these requirements.

Furthermore, certain U.S. Holders owning “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, which may include our shares, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. The IRS has issued guidance exempting “specified foreign financial assets” held in a financial account from reporting under this provision (although the financial account itself, if maintained by a foreign financial institution, may remain subject to this reporting requirement).  U.S. Holders are urged to consult their tax advisors regarding the application of these requirements to their ownership of our shares.

If a U.S. Holder owns shares during any year in which we are a PFIC, the U.S. Holder will generally be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to our company, generally with the U.S. Holder’s federal income tax return for that year.

Backup withholding tax and information reporting requirements

U.S. backup withholding tax and information reporting requirements may apply to certain payments to certain holders of our shares. Information reporting will generally apply to payments of dividends on, and to proceeds from the sale, exchange or other disposition of, our shares made within the United States, or by a U.S. payer or U.S. middleman, to a holder of our shares, other than an exempt recipient (including a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payer may be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale, exchange or other disposition of, shares within the United States, or by a U.S. payer or U.S. middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Country of tax residence

For U.S. federal income tax purposes, a corporation generally is considered tax resident in the place of its incorporation. We are incorporated under the laws of the State of Israel and, therefore, we should be a non-U.S. corporation under this general rule. However, Section 7874 of the Code, contains rules that may result in a foreign corporation being treated as a U.S. corporation for U.S. federal income tax purposes. The application of these rules is complex and there is little guidance regarding certain aspects of their application.

Under Section 7874 of the Code, a corporation created or organized outside the U.S. will be treated as a U.S. corporation for U.S. federal tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation, (ii) the former shareholders of the acquired U.S. corporation hold at least 80% of the vote or value of the shares of the foreign acquiring corporation by reason of holding stock in the U.S. acquired corporation, and (iii) the foreign corporation’s “expanded affiliated group” does not have “substantial business activities” in the foreign corporation’s country of incorporation relative to its expanded affiliated group’s worldwide activities. For this purpose, “expanded affiliated group” generally means the foreign corporation and all subsidiaries in which the foreign corporation, directly or indirectly, owns more than 50% of the stock by vote and value, and “substantial business activities” generally means at least 25% of employees (by number and compensation), assets and gross income of our expanded affiliated group are based, located and derived, respectively, in the country of incorporation.

We do not believe that we should be treated as a U.S. corporation as a result of the Reincorporation under Section 7874 of the Code because we believe that we have substantial business activities in Israel. However, the IRS may disagree with our conclusion on this point. In addition, there could be legislative proposals to expand the scope of U.S. corporate tax residence and there could be changes to Section 7874 of the Code or the Treasury Regulations promulgated thereunder that could result in us being treated as a U.S. corporation.

If it were determined that we should be treated as a U.S. corporation for U.S. federal income tax purposes, we could be liable for substantial additional U.S. federal income tax on our taxable income since the Reincorporation.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2015, each of the underwriters named below has severally agreed to purchase from us the following respective number of ADSs:

Underwriter	Number of ADSs

Total

The underwriters are offering the ADSs subject to acceptance of the ADSs and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the ADSs offered by this prospectus are subject to approval by their counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the ADSs offered by this prospectus, if any are purchased, other than those covered by the option to purchase additional ADSs described below.

Option to purchase additional ADSs

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to additional ADSs, solely to cover over-allotments (if any), at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. If purchased, these additional ADSs will be sold by the underwriters on the same terms as those on which the ADSs offered by this prospectus are sold

Commission and discounts

The underwriters propose to offer ADSs directly to the public at the public offering price indicated on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per ADS. The underwriters may allow, and such dealers may reallow, a concession not in excess of $        per ADS to other dealers. If all of the ADSs are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms.

The following table shows the per ADS and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Per ADS	Total Without Over- Allotment	Total With Over- Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the total expenses of the offering payable by us, excluding the underwriting discount, will be approximately $million.

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act and the Exchange Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up agreements

We, our directors, our executive officers and certain of our existing shareholders have agreed for a period of 180 days after the date of this prospectus, not to directly or indirectly: (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options or otherwise to reduce their financial risk of holding any of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of the underwriters or (b) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act, the sale, transfer or other disposition of any of the securities held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling security holder in any manner in any registration by us under the Securities Act. The foregoing restrictions shall not apply to the securities being offered in this prospectus.

In addition we have agreed that for 180 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of the underwriters, (a) offer for sale, sell, pledge or otherwise dispose of any ordinary shares or ADSs or securities convertible into or exchangeable for ordinary shares or ADSs (other than the ordinary shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options), or sell or grant options with respect to any ordinary shares or ADSs or securities convertible into or exchangeable for ordinary shares or ADSs (other than the grant of options pursuant to option plans existing on the date hereof), (b) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such ordinary shares or ADSs, (c) file or cause to be filed a registration statement with respect to the registration of any ordinary shares or ADSs or securities convertible, exercisable or exchangeable into our ordinary shares or ADSs or any other securities or (d) publicly disclose the intention to do any of the foregoing.

Price stabilization, short positions and penalty bids

Until this offering is completed, SEC rules may limit the ability of the underwriters and certain selling group members to bid for and purchase ADSs. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the ADSs. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option to purchase additional ADSs. The underwriters may also sell ADSs in excess of the option to purchase additional ADSs, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs.

In connection with this transaction, the underwriters may engage in passive market making transactions in the ADSs, prior to the pricing and completion of this offering. Passive market making is permitted by Regulation M of the Securities Act and consists of displaying bids no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the ADSs during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the ADSs to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the ADSs. As a result the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time.

Electronic distribution

A prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters of the offering, or by their affiliates. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our ordinary shares are quoted on the TASE under the symbol “BICL.” We have applied to list the ADSs on the Nasdaq Capital Market under the symbol “BCAN.” We expect the listing to occur concurrently with the closing of this offering. No assurance can be given that our application will be approved.

Affiliations

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, financial advisory and other financial services to us and our affiliates for which it has received, and in the future may receive, advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services. In addition to investment banking services that the underwriters and their affiliates provide from time to time, we have banking and brokerage transactions in the ordinary course of business with the underwriters and their affiliates. It is expected that we will continue to use the underwriters and their affiliates for various services in the future.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the “Relevant Implementation Date,” it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•
to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ADSs shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

The validity of the ordinary shares underlying the ADSs and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Tel-Aviv, Israel. The validity of the ADSs being offered by this prospectus and certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Morrison & Foerster LLP. Certain legal matters in connection with this offering relating to Israeli law will be passed upon for the underwriters by, Israel. Certain legal matters concerning this offering relating to U.S. law will be passed upon for the underwriters by.

EXPERTS

The consolidated financial statements of BioCancell Ltd. as of December 31, 2014 and 2013 and for each of the years in the two-year period ended December 31, 2014, have been included herein in reliance upon the report of Somekh Chaikin, a Member Firm of KPMG International, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2014 consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States

We have irrevocably appointed VCorp Services, LLC as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 25 Robert Pitt Drive, Suite 204, Monsey, NY 10952.

We have been informed by our legal counsel in Israel, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it will generally be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with this offering. All amounts listed below are estimates except the SEC registration fee, Nasdaq Capital Market listing fee and the Financial Industry Regulatory Authority, Inc., or FINRA filing fee.

Itemized expense	Amount
SEC registration fee
FINRA filing fee
Nasdaq Capital Market listing fee
Printing and engraving expenses
Legal fees and expenses
Transfer agent and registrar fees
Accounting fees and expenses
Miscellaneous
Total

All amounts in the table are estimated except the SEC registration fee, the Nasdaq Capital Market listing fee and the FINRA filing fee.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1 with the SEC under the Securities Act, relating to this offering of our ADSs. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through this web site at http://www.sec.gov.

We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers and will fulfill the obligations of these requirements by filing reports with the SEC. As a foreign private issuer, we will be exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 120 days after the end of our fiscal year ended December 31, 2015, and each subsequent fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

We maintain a corporate website at www.biocancell.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

BioCancell Ltd. Consolidated Financial Statements As of December 31, 2014

BioCancell Ltd.

Consolidated Financial Statements as of December 31, 2014

Table of Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of BioCancell Ltd.:

We have audited the accompanying consolidated statements of financial position of BioCancell Ltd. and subsidiary (“the Company”) as of December 31, 2014 and 2013 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows, for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioCancell Ltd. and subsidiary as of December 31, 2014 and 2013, and the results of their operations and their cash flows, for each of the years in the two-year period ended December 31, 2014, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1B to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1B. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

September 17, 2015

 BioCancell Ltd.

Consolidated Statements of Financial Position as of December 31,

NIS thousands

	Note	2013	2014
Current assets
Cash and cash equivalents	4	8,420	16,822
Other investments	5	-	5,272
Receivables and other current assets	6	1,308	1,575

Total current assets		9,728	23,669

Long-term prepaid expenses		45	42
Property and equipment, net		314	434

Total non-current assets		359	476

Total assets		10,087	24,145

Current liabilities
Trade accounts payable	7	404	650
Other payables	8	2,194	3,027
Short-term employee benefits		683	440
Liability for repayment of grant	9C	694	463

Total current liabilities		3,975	4,580

Non-current liabilities
Liability for repayment of grant	9C	124	-
Liability for employee benefits, net		47	147

Total non-current liabilities		171	147

Total liabilities		4,146	4,727

Contingent liabilities and commitments	9

Stockholders' equity	10
Ordinary stock		1,529	3,005
Additional paid-in capital		132,376	167,730
Capital reserve for share-based payments		5,922	4,180
Accumulated deficit		(133,886)	(155,497)

Total stockholders' equity		5,941	19,418

Total liabilities and stockholders' equity		10,087	24,145

Aharon Schwartz	Jonathan Burgin	Or Dolev
Chairman of the Board	Chief Executive Officer	Controller

Approval date of the financial statements: September 17, 2015

The accompanying notes form an integral part of these financial statements.

BioCancell Ltd.

Consolidated Statements of Profit or loss for the Year Ended December 31,

NIS thousands (unless stated otherwise)

	Note	2013	2014
Research and development expenses	13	14,454	17,636
General and administrative expenses	14	4,570	4,254

Operating loss		19,024	21,890

Finance income	15A	(56)	(705)
Finance expense	15A	424	336
Net change in fair value of financial instruments designated as fair
value through profit or loss	15B	1,593	-

Finance expense (income), net		1,961	(369)

Loss for the year		20,985	21,521

Loss attributed to:
Stockholders of the Company		20,985	21,521

Loss per ordinary share (in NIS)	17

Basic and fully-diluted loss per share *		1.59	0.89

*
After retroactive adjustment for benefit component in connection with private placement, as detailed in Note 10D(7), and in 2013, also in connection with issuance of rights, as detailed in Note 10D(3) below.

The accompanying notes form an integral part of these financial statements.

BioCancell Ltd.

Consolidated Statements of Comprehensive Income for the Year Ended December 31,

NIS thousands

	2013	2014
Loss for the year	20,985	21,521

Other comprehensive income items that will not be
reclassified to statement of profit or loss

Remeasurement of defined benefit plan	147	90

Total comprehensive loss for the year attributed
to the Company's stockholders	21,132	21,611

The accompanying notes form an integral part of these financial statements.

 BioCancell Ltd.

Consolidated Statements of Changes in Equity

NIS thousands

			Capital reserve
		Additional	for share-based	Accumulated
	Ordinary stock	paid-in capital	payment capital	deficit	Total
Balance as of January 1,
2014	1,529	132,376	5,922	(133,886)	5,941

Loss for the year	-	-	-	(21,521)	(21,521)
Other comprehensive loss for
the year	-	-	-	(90)	(90)

Total Comprehensive loss for
the year	-	-	-	(21,611)	(21,611)

Issuance of stock	1,476	33,291	-	-	34,767
Share-based payment	-	2,063	(1,742)	-	321

	1,476	35,354	(1,742)	-	35,088

Balance as of December 31,
2014	3,005	167,730	4,180	(155,497)	19,418

Balance as of January 1,
2013	922	108,827	6,296	(112,754)	3,291

Loss for the year	-	-	-	(20,985)	(20,985)
Other comprehensive loss for
the year	-	-	-	(147)	(147)

Total Comprehensive loss for
the year	-	-	-	(21,132)	(21,132)

Issuance of stock	563	19,744	-	-	20,307
Exercise of warrants	44	3,122	-	-	3,166
Share-based payment	-	683	(374)	-	309

	607	23,549	(374)	-	23,782

Balance as of December 31,
2013	1,529	132,376	5,922	(133,886)	5,941

The accompanying notes form an integral part of these financial statements.

BioCancell Ltd.
Consolidated Statements of Cash Flows for the Year Ended December 31,

NIS thousands

	2013	2014
Cash flows from operating activities

Loss for the year	(20,985)	(21,521)
Finance expenses (income), net	1,575	(144)
Depreciation of property and equipment	85	71
Share-based payment	309	321
Change in receivables and other current assets	20	(267)
Change in trade accounts payable	(357)	246
Change in other payables	(1,101)	833
Change in employee benefits	413	(143)
Change in long-term prepaid expenses	(10)	3
Change in liability for repayment of grant	232	364
Interest paid	(166)	(198)
Interest received	55	55

Net cash used in operating activities	(19,930)	(20,380)

Cash flows from investing activities

Change in short-term deposits and other investments	2,105	(5,179)
Purchase of property and equipment	(246)	(191)

Net cash provided by (used in) investing activities	1,859	(5,370)

Cash flows from financing activities

Repayment of liability for grant	(333)	(520)
Proceeds from exercise of warrants	832	-
Proceeds from issuance of stock	20,843	35,080
Issuance costs	(536)	(313)

Net cash provided by financing activities	20,806	34,247

Increase in cash and cash equivalents	2,735	8,497

Cash and cash equivalents balance at beginning of year	5,724	8,420

Effect of currency exchange rate on cash and cash equivalents	(39)	(95)

Cash and cash equivalents at end of year	8,420	16,822
Non-cash financing and investing activities (see Note 10D)

Non-cash exercise of stock warrants	2,334	-

The accompanying notes form an integral part of these financial statements

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 1 - General

A.
The Company was incorporated and registered in Israel on September 22, 2011 under the Israeli Companies Law, 1999 (hereafter "the Companies Law"), as a private company limited by shares named BioCancell Ltd. (hereafter the “Company"). Its official address is 1/3 High-Tech Park, Edmund J Safra Hi-Tech Campus in Givat Ram, Jerusalem. The Company is a direct subsidiary of Clal Biotechnology Industries Ltd., which holds 82.64% (as of the financial statements' approval date) of the Company. The Company is the successor to BioCancell Therapeutics Inc., and on August 15, 2012, trading in the Company's stock commenced on the Tel Aviv Stock Excange, as explained in Note 10 below.

B.	Reporting entity

The consolidated financial statements of the Company as of December 31, 2014 include those of the Company and of BioCancell Therapeutics Israel Ltd., which is a wholly-owned subsidiary of the Company.

The Group is engaged in research and development of drugs for the treatment of cancer. The Group's products are in the research and development stage. Therefore, there is no certainty regarding the Group’s ability to complete the products’ development, receipt of regulatory permits, and success of its marketing. The continuation of the stages of development and the realization of assets related to the planned activities depend on future events, including the receipt of additional financing and achieving operational profitability in the future. The Group is working to raise the capital needed for its continuing operations, although, as of the Balance Sheet date, there is significant doubt as to the Company's ability to continue operating as a “going concern.” As of the signing date of the financial statements, and based on the Group's assessments, the Group’s financial resources are expected to suffice until December 2015. These financial statements do not include any measurement or presentation adjustments for assets and liabilities that would be required if the Group does not continue operating as a going concern.

C.	Definitions

In these financial statements -

(1)	The Company – BioCancell Ltd.

(2)	The Group – BioCancell Ltd. and its subsidiary.

(3)	Subsidiary – BioCancell Therapeutics Israel Ltd., whose financial statements are fully consolidated with those of the Company and which is wholly owned and controlled by the Company.

(4)	Related party – as defined in International Accounting Standard 24 (2009) regarding related parties.

(5)	Interested parties – as defined in Par. (1) of the definition of an "interested party" in a corporation, in Section 1 of the Israeli Securities Law, 1968 (hereafter the "Securities Law").

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 2 - Basis of presentation

A.	Declaration of Compliance with International Financial Reporting Standards

The consolidated financial statements were prepared by the Group in conformity with International Financial Reporting Standards (hereafter – "IFRS") as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements were approved by the Board of Directors on September 17, 2015.

B.	Functional and presentation currencies

The consolidated financial statements are presented in NIS, the Group's functional currency, and are rounded to the nearest thousand. The New Israeli Shekel is the currency that represents the principal economic environment in which the Group operates.

C.	Measurement basis

The financial statements were prepared on the basis of historical cost, except for the following assets and liabilities: derivative financial instruments and financial instruments recorded at fair value in the Statement of Profit or loss, and assets in respect of employee benefits.

D.	Operating cycle

The Company's ordinary operating cycle is one year. Consequently, current assets and current liabilities include items that are expected to be realized within the Company's ordinary operating cycle.

E.	Format for analysis of expenses recognized in the Statement of Profit or loss

The format for analysis of expenses recognized in the Statement of Profit or loss is a classification method based on the operating characteristic of the expense. Additional information on the nature of the expense is included in the notes to the financial statements.

F.	Use of estimates and judgment

The preparation of financial statements in conformity with IFRS requires the Group’s management to use judgment in its assessments, estimates and assumptions that affect the implementation of policies and the amounts of assets and liabilities, revenues and expenses. The actual results may differ from these estimates.

When formulating accounting estimates used in the Group’s financial statements, management is required to make assumptions regarding circumstances and events that involve considerable uncertainty. Management's judgment in determining estimates is based on past experience, various facts, external circumstances and reasonable assumptions according to the circumstances appropriate for each estimate.

The estimates and assumptions on which they are based are reviewed regularly. Changes in accounting estimates are recognized in the period in which the estimates were modified and in every future period impacted.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 2 - Basis of presentation (cont’d)

G.	Determination of fair value

For purposes of preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities.
In Note 11D – Share-based Payments, additional information is included on the assumptions used in determining the fair value.

Note 3 - Significant accounting policies

The accounting policies provided below were applied on a consistent basis for all the periods presented in these consolidated financial statements by the Group entities:

A.	Consolidation basis

The Subsidiary is an entity controlled by the Company. The Subsidiary's financial statements have been included in the consolidated financial statements from the date control was achieved. The Subsidiary's accounting policies are identical to those adopted by the Company.

Transactions eliminated upon consolidation

Intercompany balances in the Group and unrealized income and expenses resulting from inter-company transactions were eliminated in preparation of the consolidated financial statements.

B.	Foreign currency

Transactions denominated in foreign currency are translated into the Group's functional currency at the exchange rate prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currency on the reporting date are translated into the functional currency at the exchange rate prevailing on such date. Exchange rate differences are recognized in the Statement of Profit or loss.

C.	Financial instruments

(1)	Derivative financial instruments

Derivatives are recognized initially at fair value; issuance costs that can be attributed are recognized in the Statement of Profit or loss when they are incurred. Subsequent to initial recognition, derivatives are measured at fair value, with changes in fair value recognized in the Statement of Profit or loss.

Warrants and convertible notes payable

Generally, the Group has adopted the abovementioned accounting treatment for changes in the fair value of warrants, for which the exercise price is not fixed, and for the conversion feature of the convertible notes, which is dollar-linked.

As the convertible notes are dollar-linked and contain an embedded derivative, the Company elected to designate them, as a whole, as a financial liability to be measured at fair value through the Statement of Profit or loss.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 3 - Significant accounting policies (cont’d)

C.	Financial instruments (cont’d)

(2)	Non-derivative financial instruments

Non-derivative financial instruments include receivables, cash and cash equivalents, other investments and trade and other payables.

Non-derivative financial instruments are initially recorded at fair value, plus all directly attributable transaction costs, for instruments not stated at fair value with changes recorded in the Statement of Profit or loss. Subsequent to initial recognition, non-derivative financial instruments are measured as provided below.

A financial instrument is recognized when the Group assumes the instrument's contractual terms. Financial assets are derecognized when the Group's contractual rights to the cash flows deriving from the financial assets lapse, or when the Group transfers the financial assets to others, without retaining control in the asset, or it essentially transfers all of the risks and benefits deriving from the asset. Purchases and sales of financial assets effected in the regular manner are recognized on the transaction date – i.e., on the date the Group has undertaken to buy or sell the asset. Financial liabilities are derecognized when the Group's obligation, as provided in the agreement, lapses or when it is discharged or cancelled.

Loans and receivables
Loans and other current assets are non-derivative financial assets, with fixed or determinate payments, that are not traded in an active market. Subsequent to initial recognition, the loans and other current assets are measured at net book value, which is amortized using the effective interest method, while considering transaction costs and after deducting impairment provisions.

Cash and cash equivalents
Cash includes cash balances for immediate use and demand deposits. Cash equivalents include short-term investments with an original maturity of up to 3 months, with a high level of liquidity that may be easily converted to known amounts of cash, and that are exposed to insignificant risk of change in value.

Financial instruments at fair value through statement of Profit or loss
A financial instrument is classified as measured at fair value through profit and loss if it is classified as held for trading, or if it was so designated when initially recognized.

Non-derivative financial liabilities
Non-derivative financial liabilities include: loans and credit from other credit providers, trade accounts payables and other payables.

(3)	Ordinary stock

Ordinary stock - classified as equity. Incremental costs attributed directly to the issuance of ordinary stock are presented as a deduction from equity.

Incremental costs related directly to the expected issuance of an instrument that will be classified as a capital instrument are capitalized in the deferred expenses item in the statement of financial position. The costs are deducted from equity when the equity instruments are initially recognized, or are deducted in the statement of Profit or loss as finance expenses when the issuance is no longer expected to occur.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 3 - Significant accounting policies (cont’d)

D.	Property and equipment

Recognition and measurement

Property and equipment items are measured at cost net of accumulated depreciation and impairment losses. The cost includes expenditures that can be attributed directly to the asset's purchase. Depreciation is a methodical allocation of the recoverable amount of an asset over its useful life.

E.	Intangible assets

Research and development

Expenditures related to research activities, for the purpose of acquiring new scientific or technical know-how, are expensed when incurred.

Development activities are related to a plan to produce new products or processes, or to significantly improve existing products or processes. Expenses for development activities are capitalized as an intangible asset only if: the development costs may be reliably measured; the product or process is technically and commercially feasible; future economic benefit is expected from the product and the Group intends and has adequate resources to complete the development and use or sell the asset.

None of the Company's development costs meet the above conditions. Therefore, they are expensed when incurred.

See Note 3(I) below regarding the offset of grants for participation in research and development expenses.

F.	Impairment

(1)	Financial assets

A financial asset is examined for impairment when there is objective evidence that one or more events have had negative impact on the assets’ estimated future cash flows.

Impairment losses are recognized in the statement of Profit or loss.

An impairment loss will be reversed when it is objectively attributable to an event that occurred after recognition of the impairment loss. Reversal of the impairment loss on financial assets measured at net book value is recognized in the statement of  Profit or loss.

(2)	Non-financial assets

The carrying value of the Group's non-financial assets is examined at each reporting date, in order to determine whether there are signs indicating impairment. If such signs exist, the estimated recoverable amount of the asset is calculated.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 3 - Significant accounting policies (cont’d)

F.	Impairment (cont’d)

(2)	Non-financial assets (cont’d)

The recoverable amount of an asset or of a cash-generating unit is the higher of the value in use and fair value, net of selling costs. In determining value in use, the projected future cash flows are discounted at a pre-tax discount rate that reflects market assessments of the time value of money and the specific risks related to the asset. For the purpose of examining impairment, the assets are grouped together at the lowest level that generates cash flows from ongoing usage, which are essentially independent of other Group assets ("cash-generating unit").

Impairment losses are recognized when the carrying value of an asset, or of the cash-generating unit to which the asset belongs, exceeds the recoverable amount, and is recognized in the statement of Profit or loss.

Impairment losses that were recognized in prior periods are re-examined at each reporting date, in order to determine whether there are signs indicating that the losses decreased or no longer exist. An impairment loss is reversed if a change has occurred in the estimates used to determine the recoverable amount, but only to the extent that the carrying value of the asset, after reversal of the impairment loss, does not exceed the carrying value net of depreciation or amortization that would have been determined had the impairment loss not been recognized.

G.	Employee benefits

The Group has several severance benefit plans. The plans are funded generally by deposits to insurance companies and they are classified as defined benefit plans.

(1)	Defined benefit plans

The Group's net obligation, relating to a defined benefit plan for severance benefits, is calculated by estimating the future benefit amount that an employee will receive in return for his services, in the current period and in prior periods. This benefit is stated at present value after deducting the fair value of the plan assets. The discount rate is determined based on the yield on the reporting date of high quality linked corporate bonds, denominated in the shekel, whose maturity date is similar to the terms of the Group's obligation.

Remeasurement of the net liability (asset), in respect of a defined benefit includes actuarial gains and losses, the yield on the plan's assets (except for interest), and any change in the effect on the assets ceiling (to the extent relevant, except for interest). Remeasurement is recognized immediately through other comprehensive income, directly to retained earnings. The obligation in respect of this benefit is NIS 1,836 thousand, and it is presented after deducting the fair value of the plan's assets, which total NIS 1,689 thousand.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 3 - Significant accounting policies (cont’d)

G.	Employee benefits (cont’d)

(2)	Short-term benefits

The obligations for short-term employee benefits are measured on a non-discounted basis, and the expense is recognized when the related service is rendered, or in the event of a non-accruing absence (such as maternity leave) – at the time of the actual absence.

The classification of employee benefits as short-term or other long-term benefits for the purpose of their presentation in the statement of financial position is based on the Company's forecast for full settlement of all the benefits.

The provision for short-term employee benefits for a cash bonus is recognized at the amount expected to be paid, when the Group has a current legal or tacit obligation to pay the said amount in respect of service given by the employee in the past, and the obligation may be estimated reliably.

(3)	Share-based payment transactions

The grant date fair value of share-based payments to employees and consultants is recognized as an expense concurrent with an increase in equity, over the employees' vesting period of the grants. The amount expensed, which is contingent on vesting terms that are a condition of service, is adjusted to reflect the number of grants for shares that are expected to vest.

H.	Provisions

A provision is recognized when the Group has a current, legal or constructive obligation resulting from an event that occurred in the past, which may be reliably estimated, and when it is expected that an outflow of economic benefits will be necessary to settle the obligation.

Legal claims

The provision for legal claims is recognized when the Group has a current legal obligation or a constructive obligation resulting from an event that occurred in the past, and it is more likely than not that the Group will require economic resources to discharge the obligation and it may be reliably estimated. When the effect of the time value is material, the provision is measured based on its present value.

Liabilities for royalties

The Group does not recognize obligations for royalties until occurrence of the event in which the actual obligation arises.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 3 - Significant accounting policies (cont’d)

I.	Grants for participation in research and development expenses

Grants are initially recognized at fair value when there is reasonable assurance of their receipt and of the Group's compliance with the related terms.

Grants received as reimbursement of expenses borne by the Group are presented as a reduction to the related expense.

Grants for research and development projects are treated as forgivable loans, in accordance with the provisions of IAS 20. Grants received are recognized as a liability based on their fair value at the date of receipt, unless on such date it is reasonably certain that the received amount will not be repaid. The liability amount is re-examined during every period, and the changes, if any, in the present value of the cash flows, discounted at the grant's original interest, are recognized in the statement of Profit or loss. The Group operates in the biotechnology industry and there is significant uncertainty as to the success of the product under development and to repayment of the grant. In the Company's opinion, as of the report date, the conditions for recognition of the said liability have not been fulfilled and therefore, the Group did not record a liability for receipt of these grants. In respect of BIRD Foundation grants – See note 9C.

J.	Finance income and expense

Finance income includes interest income on amounts invested, changes in the fair value of financial instruments presented at fair value with changes recognized in the Statement of Profit or loss, and gains from exchange rate differences. Interest income is recognized when accrued, using the effective interest method.

Finance expenses include changes in the fair value of financial instruments presented at fair value with changes recognized in the Statement of Profit or loss, interest expenses on convertible notes, bank commissions and other. Credit costs are expensed by the effective interest method.

In the statement of cash flows, interest received and interest paid are included in cash flows from operating activities.

Gains and losses from exchange rate differences are reported net, as finance income or finance expenses, depending on the volatility in the exchange rate.

K.	Loss per share

The Group presents basic and fully-diluted loss per share data for its ordinary stock. The basic loss per share, which is the same as the fully-diluted loss, is calculated by dividing the loss attributable to the Group's ordinary stockholders by the weighted average number of shares outstanding during the period.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 4 - Cash and Cash equivalents

	December 31,	December 31,
	2013	2014
	NIS thousands	NIS thousands
In Israeli currency
Cash	1,871	1,745
Cash equivalents	5,778	574
In foreign currency
Cash	771	18
Cash equivalents	-	14,485

	8,420	16,822

The Group's exposure to interest rate risk, currency risk and a sensitivity analysis of cash and cash equivalents balances is provided in Note 12 regarding financial instruments.

Note 5 - Other investments

	December 31,	December 31,
	2013	2014
	NIS thousands	NIS thousands
Money market funds	-	5,272

Note 6 - Receivables and other current assets

	December 31,	December 31,
	2013	2014
	NIS thousands	NIS thousands
Value Added Tax	570	516
Deferred issuance costs	182	-
Prepaid expenses	556	998
Other	-	61

	1,308	1,575

For the Group's exposure to currency and liquidity risks on receivable balances, see Note 12 regarding financial instruments.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 7 - Trade accounts payable

	December 31,	December 31,
	2013	2014
	NIS thousands	NIS thousands
Open accounts	380	608
Post-dated checks and notes payable	24	42

	404	650

For the Group's exposure to currency and liquidity risk on trade accounts payable, see Note 12 regarding financial instruments.

Note 8 - Other payables

	December 31,	December 31,
	2013	2014
	NIS thousands	NIS thousands
Salary-related payables to institutions and employees	168	469
Accrued expenses	2,026	2,558

	2,194	3,027

For the Group's exposure to currency and liquidity risk on some of the payable balances, see Note 12 regarding financial instruments.

Note 9 - Contingent liabilities and commitments

A.	Liability for royalty payments to the Office of the Chief Scientist (OCS)

The Group has financed part of its research and development activities with grants from the Office of the Chief Scientist of the Israeli Ministry of Economy (OCS). In consideration for the OCS grants, the Group will be obligated to pay royalties at a rate between 3% and 5% of revenues from sales of the product developed with the funding of the OCS, up to repayment of the full amount of the grant, linked to the U.S. dollar exchange rate and bearing an agreed-upon interest rate. Commencing from Year 2013, no new applications were submitted to the Chief Scientist.

As of December 31, 2014, the Group's maximum obligation for repayment of the said royalties is $3.6 million (NIS 14 Million). The transfer of part/all production outside of Israel requires the payment of increased royalties of up to twice the liability. The Group has yet to begin to pay royalties in respect of these grants. The financial statements do not include a liability for the payment of royalties in respect of these grants, since the conditions for recognition of the liability were not fulfilled (also see Note 3I above).

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 9 - Contingent liabilities and commitments (cont’d)

B.	Royalties agreement

The Group's research and development activities are based on an exclusive license given to the Group to use technology protected by patent and/or applications filed for registration of patents, which were developed by one of the Group’s founders.

The rights to the said patents were originally the property of Yissum – the Research Development Company of the Hebrew University of Jerusalem (hereafter – "Yissum"). According to the licensing agreement signed between Yissum and the Group in 2005, and the amendments to the agreement ("the License Agreement"), all intellectual property developed through the financing of the OCS will be owned solely by the Group ("the License Agreement"). In consideration, the Group has undertaken to pay royalties to Yissum, at the following rates:

(1)	4% of net sales from distribution costs
(2)	10% of total proceeds that the Group receives from any third party that receives a sub-license to use the Group's technology.

The royalty rate on sales in countries in which a patent was not registered, and in which a third party sells identical products, will be reduced by 50%.

The Group does not recognize a liability for royalty payments until the occurrence of the event which triggers the actual obligation, and therefore, the financial statements do not include a liability for these royalties.

The License Agreement related to a certain country will continue after the end of the royalties period, whether with respect to countries in which a patent was registered or countries in which a patent was not registered. Then, the Company will have an irrevocable license, perpetual and will be exempt from future royalty obligations in such countries.

With respect to the agreement period, it was prescribed that with respect to countries in which the patent was registered, the agreement will remain in effect until the later of: (a) the patent's expiration date in that country; (b) until the end of the exclusivity period (which was determined by the authorized body in that country) with respect to the product based on the patent (hereafter: "regulatory exclusivity"); or (c) nine years from the date of the first commercial sale in that country. With respect to countries in which no patent was registered successfully, the agreement will remain in effect until the later of: (a) the expiration date of the regulatory exclusivity in that country; or (b) nine years from the first commercial sale in that country.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 9 - Contingent liabilities and commitments (cont’d)

B.	Royalties agreement (cont’d)

The Group has undertaken to indemnify Yissum and the Hebrew University of Jerusalem, their employees, officers, representatives and any person acting on their behalf (hereafter “Indemnitees”) from and against any liability including product liability, damages, losses, expenses, including reasonable legal fees and litigation costs (hereafter “Losses”) incurred by the Indemnitees as a result of the Group's acts and/or omissions and/or result from use, development, manufacture, marketing, sale and/or sublicensing of the technology unless such Losses are determined to have resulted from the gross negligence or willful misconduct of Indemnitees. Additionally, upon the commencement of any clinical trial, and prior to the first commercial sale, the Group has undertaken to procure comprehensive insurance related to product liability and the Company's indemnification obligation, and to add Yissum as an additional insuree. The Group has also undertaken to acquire, at its expense, with the commencement of clinical trials, clinical trial liability insurance of a reasonable amount commensurate with accepted commercial practice. The Group acquired insurance for the clinical trials it finances.

C.	Liability for payment of grant to the Israel-US Binational Industrial Research and Development Foundation (BIRD)

In December 2007, the Group and the Virginia Biosciences Commercialization Center (VBCC), received approval for a cooperative grant from the Israel-US Binational Industrial Research and Development Foundation (BIRD). The grant partially funded the Company's Phase I/IIa clinical trial in pancreatic cancer at the University of Maryland (hereafter – "the Project"), which concluded successfully in October 2010, when, consequently, the Group undertook to repay the grant in the amount of $324 thousand (NIS 1,260 thousand).

During December 2012, the parties reached agreement that the Group would return a total of $515 thousand (NIS 2,003 thousand), linked to the US Index (of which $410 thousand (NIS 1,595 thousand) was returned as of the report date), in semi-annual payments until April 2015. The Company has an early-payment option, which, as of the date the terms were modified and as of the report date, is valued at zero. The Company derecognized the original liability balance and recognized the new liability in 2012, based on fair value. The difference of NIS 150 thousand was recognized as finance income. In 2014, the Group repaid $200 thousand (NIS 718 thousand). As of December 31, 2014, the Group has a liability to BIRD of NIS 463 thousand, including interest and linkage. The Group's liability is stated as a financial liability, in accordance with IAS 39, by the amortized cost method based on the effective interest.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 9 - Contingent liabilities and commitments (cont’d)

D.	Clinical Trial Agreements (hereafter – "research agreements") between the Group and Medical Centers (hereafter “Hospitals”)

The Group has signed research agreements with medical centers, whereby the Hospitals will carry out clinical trials studying the effect of the drug therapy developed by the Group. Pursuant to the research agreements, the Group will finance the clinical trials, including the supply of the study drug. The consideration for the Hospitals depends upon the number of patients participating in the trials and the duration of and number of treatments in the Hospitals. The Group has undertaken to indemnify the Hospitals, including the medical teams participating in the trials, against any claim deriving from the trials, as long as the trials were conducted in accordance with the research agreements and the damage was not sustained as a result of the negligence of the Hospitals. The Group has undertaken to insure the Hospitals, including the managers and employees involved in the trials, with liability insurance policies that will not be less than $5 million (NIS 19.4 million) per case. These commitments will continue to be in effect even after the termination of the research agreements. Premium payments for the insurance policy are recognized as a current expense in clinical trial expenses in the research and development item.

E.            Research and development services agreement

The Group's research and development activities are carried out primarily by a laboratory research team in the Hebrew University of Jerusalem. The laboratory's operation is managed by an interested party of the Group. In November 2014, the Group signed an agreement with Yissum to receive research and development services from January 1, 2015 to December 31, 2016, in consideration for a sum of not less than NIS 2,400 thousand plus VAT. Pursuant to the agreement, until December 31, 2014, the Group has transferred a total of NIS 337 thousand + VAT for the first quarter of 2015. In return, Yissum will ensure that performance of the research program is possible.
As of the report date, the Group has a credit of NIS 337 thousand for research and development services to be rendered in the future in the laboratories of the Hebrew University, which are included in receivables and other current assets.

F.            Vehicle leases

The Group has lease agreements for six vehicles, for a period of 30-36 months each. In connection with these agreements, the Company made deposits to secure the future lease payment obligations. The balance of these deposits as of the Balance Sheet date is NIS 57 thousand. The deposits are linked to the Israeli Consumer Price Index and do not bear interest.

The minimum annual payments in connection with the agreement are as follows:

NIS thousands
2015	207
2016	156
2017	72

435

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 9 - Contingent liabilities and commitments (cont’d)

G.	Office lease

During November 2013, the Group signed a new rental agreement with MPNAT in the Edmund J Safra Hi-Tech Campus in Givat Ram, Jerusalem, for the months between March 2014 and September 2016. The monthly rental fees will be NIS 12 thousand. A NIS 37 thousand guarantee was furnished through Bank Leumi in favor of the property owner, to secure the agreement. Minimum annual payments in connection with the agreements are NIS 144 thousand.

H.	Liability for payment of royalties to the Jerusalem Development Authority (JDA)

During 2009, the Company received a grant of NIS 135 thousand from the JDA. In consideration for the grants, the Company is obligated to pay royalties at a rate of 4% of revenues from sales up to repayment of the full amount of the grants received, linked to the Consumer Price Index. The financial statements do not include a liability for receipt of this grant, due to the significant uncertainty regarding repayment of the grant.

I.	Manufacturing and manufacturing processes development agreements

The subsidiary signed a long-term agreement with a German drug manufacturer (BI) for supply of BC-819, during the fourth quarter of 2014. The agreement will assure constant supply of the drug for purposes of the clinical trials that the Company plans to conduct, and for purposes of marketing the drug after receipt of the appropriate approvals from the regulatory authorities. Pursuant to the terms of the agreement, the subsidiary works opposite BI at all times on the volume of activity for the upcoming 12 months. Accordingly, as of the report date, the volume of work planned by BI for the subsidiary during 2015, and subject to the pace of actual work done, will total 3.1 million euro (approx. NIS 14.6 million).

Note 10 - Stockholders' equity

A.	Capital stock

	Number of shares
	2013	2014
In thousands of shares, NIS 0.10 par value*

Issued and outstanding ordinary stock as of January 1	9,227	15,293
Issued during the year	5,628	14,757
Exercise of warrants	438	-

Ordinary shares issued and outstanding as of December 31	15,293	30,050

Authorized capital stock**	25,000	60,000

*	After the reverse stock split described in Par. C below.
**	Authorized capital stock – also see Note 20, Subsequent Events.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 10 - Stockholders' equity (cont’d)

B.	Company's capital stock

The Company was established for the purpose of a reorganization of BioCancell Therapeutics Inc. (hereafter "BioCancell US"), which included a reverse three-way merger (hereafter "the Merger"), which resulted in the stockholders of BioCancell US receiving Company shares in consideration for their BioCancell US shares. The Company held all of the issued and outstanding equity of BioCancell US until its liquidation.

On August 14, 2012, the Merger was completed, and trading commenced in the Company’s stock and Series 1 and 2 warrants, as detailed below.

The Merger did not include any change in the operations of BioCancell US (or its subsidiary) or in the ownership percentage of the stockholders of BioCancell US, when, upon the closing, the Company was the mirror image of BioCancell US in all that relates to the Company's activities and the ownership percentages of its stockholders.

Upon the allotment of the Company's shares to the stockholders of BioCancell US, against the transfer of their holdings in BioCancell US to the Company, the Company became a public company as defined in the Companies Law, reporting in accordance with the provisions of Section F of the Securities Law. Under the terms of the Merger, additional securities of BioCancell US allotted were also exchanged, as follows: (a) Series 3 and Series 4 warrants were exchanged for warrants of the Company (Series 1 and 2); (b) employee warrants as per the employee warrants plans from 2004 and 2007 for compensation to employees, directors and consultants, exercisable for shares of BioCancell U.S., were exchanged for warrants exercisable for shares of the Company; and (c) non-tradable warrants that were allotted to private investors in 2008 and 2010 were exchanged for non-tradable warrants, exercisable for the Company's shares.

Since the Company purchased the shares from BioCancell U.S. and since the Company cannot be deemed a buyer, the purchase was not deemed a business combination under International Financial Reporting Standard No. 3 (IFRS 3R). Accordingly, the Company treated the purchase in a manner similar to a pooling of interests (“as pooling”). The Company prepared consolidated financial statements in which the merger was reflected as though it had always been executed, essentially reflecting post-merger accounting treatment.

Immediately following the Merger, the issued and outstanding capital amounted to 5,491,409 ordinary shares, NIS 0.10 par value, for a total of NIS 549,141.

On December 28, 2012, the Secretary of the State of Delaware authorized the Certificate of Dissolution for BioCancell US.

C.	Reverse stock split

In July 2013, the Company consolidated its capital stock through a reverse stock split at a ratio of 10:1, such that in consideration for every 10 ordinary shares, NIS 0.01 par value each, the stockholders received one ordinary share, NIS 0.10 par value. The quantities of the remaining securities of the Company were not changed, and all of the warrants that had been allotted before the reverse stock split, were exercisable for one-tenth of a share of the Company. Likewise, in January 2014, the Company's bylaws were amended, such that the Company's authorized capital will be 60,000,000 ordinary shares, NIS 0.10 par value each (also see Note 20, Subsequent Events).

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 10 - Stockholders' equity (cont’d)

D.	Issuances

(1)
In July 2014, the Company raised gross funds of NIS 26,024 thousand (of which NIS 25,517 was from Clal Biotechnology Industries Ltd. ("CBI"), the Company's controlling stockholder), by means of an issuance of rights to stockholders, according to a shelf offering and in accordance with the Company's shelf prospectus from October 21, 2013. Within the framework of the issuance, the Company's stockholders were offered 12,005,505 registered ordinary shares, NIS 0.10 par value each, of the Company, such that for every 8 ordinary shares, the stockholder was entitled to one rights unit, comprised of five ordinary shares at a price of NIS 2.40. The rights holders purchased 10,841,859 ordinary shares of the Company, constituting 90.3% of the offered securities. The issuance costs totaled NIS 185 thousand.

(2)	During March and November 2014, the warrants resulting from issuances from March and November 2010, respectively, expired. Additionally, the rights to future cash payment expired.

(3)
In January 2014, the Company raised NIS 9,241 thousand, gross (of which NIS 6,419 thousand was from CBI), by means of an issuance of rights to stockholders and the holders of the 2010 warrants, pursuant to a shelf offering. Accordingly, 3,937,579 registered ordinary shares, NIS 0.10 par value each, of the Company were offered, whereby for every 4 ordinary shares and for every 40 of the 2010 warrants, the holder of the securities was entitled to one ordinary share at a price of NIS 2.36. The rights holders purchased 3,915,798 ordinary shares of the Company, constituting 99.45% of the offered securities. The issue costs totaled NIS 313 thousand.

Following the above issuance, the number of shares from the exercise of the warrants (Series 2) and the employee stock warrants, based on the benefit element of the rights, were adjusted so subsequently, every warrant (Series 2), out of a total of 3,014,709 warrants (Series 2) of the Company, and every employee stock option, out of a total of 2,767,260 stock options for Company employees that were allotted before the reverse stock split date, would be exercisable for 0.10457 share of ordinary stock of the Company. The warrants that were allotted after the rights issuance date will not be affected by this adjustment.

(4)
In May 2013, the Company issued shares to the public by tender, pursuant to the Company's prospectus from May 14, 2013 and the supplementary announcement to the prospectus dated May 21, 2013. Within the framework of the issuance, the Company allotted 2,207* thousand ordinary shares (of which 1,411* thousand ordinary shares to CBI), at a share price of NIS 7.90*, in consideration for NIS 17.4 million, gross (the Company recorded issue costs of NIS 536 thousand).

*	Following the reverse stock split described in Par. C above.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 10 - Stockholders' equity (cont’d)

D.	Issuances (cont’d)

(5)
During 2013, all of the 2008 warrants of the Company, which had been allotted to CBI, Tikcro Technologies Ltd. ("Tikcro") and the Provident Fund of the employees of the Hebrew University of Jerusalem ("the Provident Fund"), were exercised as follows:

Tikcro exercised 4,301,906 warrants for 240,924* ordinary shares, based on the terms of the warrants, which allows for cashless exercise in consideration for waiving a portion of the underlying shares. CBI exercised 1,720,763 warrants for 172,076* ordinary shares of the Company, at an exercise price of NIS 4.20, for total consideration of NIS 723 thousand.

The Provident Fund exercised 258,114 warrants for 25,811* ordinary shares of the Company, at an exercise price of 4.20* per share, for total consideration of NIS 109 thousand.

(6)
In 2013, the Company issued 3,401,878* ordinary shares, for total consideration of NIS 3,401,878, based on its commitments to 13 investors in the Company (including CBI, the Company's controlling shareholder) to issue adjustment shares, due to invoking the anti-dilutive formulas in the investment agreements that were invoked in the July and November 2012 investment rounds (as described in Par. D(8) and E(1) below). The payment for the adjustment shares reflected the minimum payment in accordance with the bylaws and directives of the Tel Aviv Stock Exchange Ltd. Additionally, 250,266 shares were offered to an additional investor in consideration for NIS 250,226, but the investor has not yet transferred the proceeds to the Company.

(7)
In the wake of the issuance described in Par. D(6) above, various investors, including CBI, demanded that the Company compensate them for the payment in respect of the adjustment shares. After receiving legal and economic opinions, the Company decided to offer share-based compensation to these investors, for damage they may have sustained in connection with payment of the consideration.

On February 16, 2015, the Company allotted 907,455 additional adjustment shares to 13 investors, who transferred minimum consideration to the Company. Within the framework of the issuance, the Company offered an additional investor up to 74,061 ordinary shares, but the investor has not yet transferred the proceeds to the Company.

*	Following the reverse stock split described in Par. C above.

BioCancell Ltd.
Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 10 - Stockholders' equity (cont’d)

D.	Issuances (cont’d)

(8)
On November 12, 2012, the Company issued shares to the public by tender, pursuant to the Company's prospectus dated November 1, 2012, and the supplementary announcement to the prospectus. Within the framework of the issuance, the Company allotted 3,736* thousand ordinary shares to the issuance participants (of which 3,691* thousand ordinary shares to CBI) at a share price of NIS 4.20*, for gross consideration of NIS 15,692 thousand (the Company recorded issuance costs of NIS 145 thousand).

(9)
In July 2012, the Company allotted 1,073* thousand shares to CBI, for total consideration of $2,481 thousand (NIS 9,644 thousand) (at a share price of $8.70* (NIS 34)). CBI transferred the issuance proceeds directly to Tikcro, in order to repay Tikcro's converted loan from 2008. At that time, CBI and the Provident Fund converted their convertible loans in consideration for 479* thousand shares.

Additionally, within the framework of this issuance, as a result of invoking the adjustment formula, the parties were allotted a total of 150 thousand ordinary shares, as described in (6) above.

(10)
On January 24, 2012, BioCancell U.S. executed a private placement, pursuant to agreements with various investors, of 1,114,440* of its ordinary shares ($0.01 (NIS 0.04) par value each) that were allotted against total consideration of NIS 11,144,400 (including 8,199,400 to CBI, at a share price of NIS 10.00*) (the Company recorded issuance costs of NIS 373 thousand).

*	Following the reverse stock split described in Par. C above.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 11 - Share-based payment

A.	Presented below is a table that summarizes the terms of the grants and the number of warrants granted by the Board of Directors but not yet exercised, forfeited or expired as of December 31, 2014:

		Number of
	Number of	underlying			Actual vesting	Contractual
	Warrants	shares (1)	price Exercise		dates	warrants life of
Year 2006	49,260	5,151		$0.77	3 years	10 years

Year 2008	345,000	36,077	NIS	12.14	3-4 years	10 years
	*120,000	12,548		$5.71	3 years	10 years

Year 2009	38,000	3,974	NIS	30.31	4 years	10 years

Year 2010	*60,000	6,274	NIS	30.31	3 years	7 years
	**215,000	22,483	NIS	27.25	3 years	10 years

Year 2011	*300,000	31,371	NIS	27.73	4 years	10 years
	200,000	20,914	NIS	17.79	4 years	10 years

Year 2012	*300,000	31,371	NIS	15.14	4 years	10 years
	85,000	8,888	NIS	9.37	4 years	10 years
	*400,000	41,828	NIS	9.47	4 years	10 years

Year 2013	150,000	15,686	NIS	9.75	4 years	10 years

Year 2014	**195,000	195,000	NIS	2.64	4 years	10 years
	*3,200	3,200	NIS	2.64	3 years	10 years
	*3,200	3,200	NIS	2.84	3 years	10 years

Total as of December 31, 2014	2,463,660	437,965

(1)	In respect of the years 2006 to 2013, after adjustment for the reverse stock split described in Note 10C and the issuance of rights as described in Note 10D.

*	These warrants were granted to interested parties and key managerial personnel in the Group (see Note 19C).
**	Some of these warrants were granted to interested parties and/or key managerial personnel in the Group (in 2014, 60,000 warrants; in 2010, 60,000 warrants).

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 11 - Share-based payment (cont’d)

B.	Presented below are the changes in the stock warrants and the weighted average of the exercise price (following the Company's reverse stock split):

	2013			2014
	Underlying	Weighted average of		Underlying	Weighted average of
	Shares	exercise price		Shares	exercise price
		NIS	$		NIS	$
Outstanding at beginning of period	315,122			291,726
Increment due to issuance of rights in January 2014 *	-			13,332

Granted during year	30,000	7.14	-	201,400	2.64	-
Forfeited during year	(500)	31.70	-	(15,685)	3.90	-
Exercised during year	(17,906)	-	0.21	-	-	-
Expired during year (in NIS)	(30,990)	30.95	-	(50,717)	30.40	-
Expired during year (in $)	(4,000)	-	5.97	(2,091)	-	5.71

Total underlying shares outstanding at end of period	291,726			437,965

Composition:
Average exercise price in NIS	272,800	19.43	-	420,265	10.10	-

Average exercise price in $	18,926	-	4.62	17,700	-	4.27

*	Following adjustment due to issuance of the Company's rights from January 2014, which included an inherent benefit of 4.57%, (13,332 shares) inter alia, to the holders of these warrants.

**	The weighted average of the contractual life of the warrants outstanding as of December 31, 2014 is 6.44 years (as of December 31, 2013 - 6.24 years).

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 11 - Share-based payment (con’td)

C.	Presented below are data on the average exercise price for warrants exercisable as of the end of period:

	December 31, 2013		December 31, 2014
	Number of		Number of
	underlying	Exercise	underlying	Exercise
	shares	price	shares	Price
Warrants whose exercise price is
denominated in NIS	191,613	22.24	236,929	14.59
Warrants whose exercise price is
denominated in $	18,926	4.62	17,700	4.27

	210,539		254,629

D.	The fair value of the services received in consideration for the stock warrants granted, based on the fair value of the warrants granted, was measured by the Black-Scholes option pricing model:

	Grants during	Grants during
	2013	2014
Fair value on grant date	NIS 130	NIS 425
	thousands	thousands

Parameters used in application of the model are as follows:
Share price on grant date (after Company's reverse stock split)	NIS 2.58-9.25	NIS 2.14-2.78
Exercise price (after Company's reverse stock split)	NIS 4.08-10.20	NIS 2.64-2.84
Expected volatility (1)	0.86-0.97	0.77-0.95
Expected life of the option	5.125 – 7 years	5.125 – 7 years
Risk-free interest rate (2)	2.36%-3.32%	1.71%-2.84%
Expected dividend rate	-	-

(1)	The expected volatility was determined based on the historical volatility of the Company’s stock price.

(2)
The risk-free interest rate was determined based on the yield to maturity of State of Israel bonds for warrants with an NIS-linked exercise price, with their duration to maturity equal to the expected life of the warrants.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 11 - Share-based payment (cont’d)

E.	Salary expense for share-based payment (also see Notes 13-14)

	For the year ended December 31,
	2013	2014
	NIS thousands	NIS thousands
Warrants granted in 2008, net	-	-
Warrants granted in 2009, net	(1)	-
Warrants granted in 2010, net	24	-
Warrants granted in 2011, net	106	16
Warrants granted in 2012, net	111	55
Warrants granted in 2013, net	69	21
Warrants granted in 2014, net	-	229

	309	321

Regarding the warrants granted to related parties, also refer to Note 19 regarding related party and interested party transactions and balances.

Note 12 - Financial risk management

The Group is exposed to the following risks, deriving from the use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

A.	Risk management framework

The Board of Directors has overall responsibility for providing the basis for the Group's risk management framework and its oversight.

The Group's risks management policy was formulated so as to identify and analyze the risks facing the Group, to determine the reasonable risk limits and controls and to monitor the risks and comply with limitations. The risks management policy and methods are reviewed regularly in order to reflect changes in market conditions and the Group's activities. The Group takes action to develop an effective control environment in which all the employees understand their functions and obligations.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 12 - Financial risk management (cont’d)

B.	Credit risk

Credit risk is the risk of monetary loss that the Group will sustain if a debtor or counter-party to a financial instrument does not meet its contractual obligations, and derives mainly from the debts of various debtors.

The Group currently limits the exposure to credit risk by investing only in deposits and money market funds.

Exposure to credit risk
The carrying value of the financial assets represents the maximum credit exposure. The maximum credit risk on the balance sheet date was as follows:

	December 31,
	2013	2014
	Carrying value
	NIS thousands	NIS thousands
Cash and cash equivalents	8,420	16,822
Receivables	570	577

	8,990	17,399

C.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to meet its financial obligations when they come due. The Group's approach to management of its liquidity risk is to ensure, to the extent possible, the adequate degree of liquidity to meet its obligations on a timely basis, under ordinary conditions and in periods of stress, without sustaining unwanted losses or damaging its reputation.

The Group verifies the existence of adequate cash levels, according to the requirements for payment of expected operating expenses, including amounts required to meet its financial obligations.

The aforesaid does not take into account the potential effect of extreme scenarios that cannot reasonably be foreseen.

See Note 1B regarding the substantial doubt as to the ability of the company to continue as a "going concern".

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 12 - Financial risk management (cont’d)

C.	Liquidity risk (cont’d)

Presented below are the contractual maturity dates of financial liabilities, including estimated interest payments.

	December 31, 2014
	Carrying	Contractual	Up to 6	6-12
	value	cash flows	months	months	1-2 years
	NIS thousands
Financial liabilities

Trade accounts payable	650	650	650	-	-
Other payables	3,027	3,027	3,027	-	-
Liability for grant
repayment	463	505	505	-	-

Total	4,140	4,182	4,182	-	-

	December 31, 2013
	Carrying	Contractual	Up to 6	6-12
	value	cash flows	months	months	1-2 years
	NIS thousands
Financial liabilities

Trade accounts payable	404	404	404	-	-
Other payables	2,194	2,194	2,194	-	-
Liability for grant
repayment	818	1,058	347	347	364

Total	3,416	3,656	2,945	347	364

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 12 - Financial risk management (cont’d)

D.	Market risk

Market risk is the risk that changes in market prices, such as exchange rates, consumer price indices, interest rates and prices of equity instruments, will affect the Group's revenues or the value of its holdings in financial instruments. The goal of market risk management is to manage and monitor exposure to market risks within accepted parameters, while maximizing yields.

Currency risk:

The Group is exposed to currency risk mainly from purchases for development expenses that are denominated in U.S. dollars. Therefore, the Company is exposed to volatility in the dollar/shekel exchange rate and takes action to reduce the currency risk by retaining the liquid resources in its possession in currencies compatible with its future needs.

E.	Index and foreign currency risks

(1)	The Group's exposure to Consumer Price Index (CPI) and foreign currency risk, based on par values, is as follows:

	December 31, 2014
			Foreign currency
			linked
	Unlinked	CPI-linked	(mainly euro)	Total
	NIS thousands
Assets
Cash and cash equivalents	2,319	-	14,503	16,822
Other investments	4,106	-	1,166	5,272
Receivables and other current assets	-	577	-	577

	6,425	577	15,669	22,671
Liabilities
Trade accounts payable	494	-	156	650
Other payables	1,655	-	1,372	3,027
Liability for grant repayment	-	-	463	463

	2,149	-	1,991	4,140

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 12 - Financial risk management (cont’d)

E.	Index and foreign currency risks (cont’d)

	December 31, 2013
			Foreign currency
			linked
	Unlinked	CPI-linked	(mainly dollar)	Total
	NIS thousands
Assets
Cash and cash equivalents	7,649	-	771	8,420
Receivables and other current assets	-	570	-	570

	7,649	570	771	8,990
Liabilities
Trade accounts payable	140	-	264	404
Other payables	1,467	-	727	2,194
Liability for grant repayment	-	-	818	818

	1,607	-	1,809	3,416

(2)	Sensitivity analysis

A change in the dollar/shekel exchange rates, as noted below, as of December 31, and a change in the CPI, would increase (decrease) earnings and equity by the amounts presented below. The analysis below is based on changes in exchange rates and in the CPI which, in the Group's opinion, are reasonably possible as of the end of the reporting period. This analysis assumed that all the other variables, specifically interest rates, remained fixed.

	December 31, 2013		December 31, 2014
	Increase	Decrease	Increase	Decrease
	Capital gain and loss		Capital gain and loss
5% change in CPI	28	(28)	22	(22)
5% change in US dollar	(42)	42	87	(87)
5% change in Euro	(10)	10	597	(597)

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 12 - Financial risk management (cont’d)

F.	Interest rate risk

(1)	Type of interest:

Presented below are details on the type of interest borne by the Group's interest-bearing financial instruments:

	December 31,
	2013	2014
	NIS thousands
Fixed-interest instruments
Financial assets	5,778	574
Financial liabilities	(818)	(463)

	4,960	111

(2)	Sensitivity analysis of the fair value of fixed-interest instruments

The Group's fixed-interest assets and liabilities are not measured at fair value through income/loss. Therefore, a change in the interest rates as of the balance sheet date is not expected to have any effect on the income or loss in respect of changes in the value of fixed-interest assets and liabilities.

G.	Fair value

The carrying value of financial assets and liabilities, including cash and cash equivalents, other receivables, other short-term investments, trade payables and other payables, equals or approximates their fair value.

Fair value hierarchy of instruments measured at fair value

The table below presents the financial instruments measured at fair value, using a valuation method based on their fair value level:

	December 31,
	2013	2014
	NIS thousands	NIS thousands
	Level 1 – Quoted price
Money market funds	-	5,272

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 13 - Research and development expenses

	Year ended December 31,
	2013	2014
	NIS thousands	NIS thousands
Research
Development of manufacturing processes	5,906	6,027
Subcontractors	1,312	3,818
Wages, salaries and related expenses	1,814	2,237
Raw materials, tools and consumable materials	784	654
Share-based payment	111	175
Patents	430	225
Depreciation and amortization	85	71
Other	27	25

	10,469	13,232

Clinical trials
Trial management	1,617	2,070
Wages, salaries and related expenses	1,143	1,294
Materials	1,122	968
Share-based payment	69	18
Other	34	54

	3,985	4,404

Total research and development expenses	14,454	17,636

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 14 - General and administrative expenses

	Year ended December 31,
	2013	2014
	NIS thousands	NIS thousands
Salaries and related expenses	1,805	1,868
Director fees	574	534
Professional and consulting fees	1,153	708
Restructuring expenses	-	-
Rental fees, maintenance and insurance	511	458
Business development	110	360
Share-base payment	129	128
Fees	110	87
Other	178	111

	4,570	4,254

Note 15 - Finance expense (income), net

A.	Composition (also see Par. B below)

	Year ended December 31,
	2013	2014
	NIS thousands	NIS thousands
Interest income on deposits	56	58
Net gain from change in exchange rates	-	647

Finance income recognized in profit or loss	56	705

Net loss from change in exchange rates	174	-
Interest expenses, bank commissions and other	250	336

Finance expenses recognized in profit or loss	424	336

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 15 - Finance expense (income), net (cont’d)

B.	Net change in fair value of financial instruments designated at fair value through Statement of Profit or loss

In 2008, the Company executed a private placement in which shares, convertible notes and warrants were allotted to three offerees. The notes and warrants were stated at fair value. Changes in fair value were recognized in the statement of profit or loss. See also Note 18 below.

During July 2012, the maturity date of the convertible notes payable, the Group repaid $2,480,500 (NIS 9,644,000). Additionally, CBI and the Provident Fund of the Hebrew University converted the convertible notes from 2008 into shares.

During May – July 2013, three offerees exercised their 2008 warrants for 438,811 ordinary shares of the Company (as detailed in Note 10 above).

Presented below is the composition of finance expense for these instruments:

	Year ended December 31,
	2013	2014
	NIS thousands	NIS thousands
Warrants	1,593	-

	1,593	-

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 16 - Taxes on income

A.	Details on the tax environment in which the Group operates

(1)	BioCancell Ltd. is taxed under the tax laws in Israel.

BioCancell Therapeutics Israel Ltd. is taxed under the tax laws in Israel.

BioCancell U.S. is taxed under the tax laws in the U.S. and Israel (the Company was liquidated).

(2)	Corporate tax rates

(a)
The relevant tax rates for the companies for the years 2013-2014:

2013 – 25%
2014 – 26.5%.

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

Current taxes for the reported periods are calculated according to the tax rates presented above.

(b)
On February 4, 2010, Amendment 174 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was published in the Official Gazette. The amendment added Section 87A to the Ordinance, which provides a temporary order whereby Accounting Standard No. 29 “Adoption of International Financial Reporting Standards (IFRS)” that was issued by the Israel Accounting Standards Board shall not apply when determining the taxable income for the 2007, 2008 and 2009 tax years even if this standard was applied when preparing the financial statements (hereinafter – “the Temporary Order”). On January 12, 2012 Amendment 188 to the Ordinance was issued, by which the Temporary Order was amended so that Standard 29 shall not apply when determining the taxable income for 2010 and 2011. On July 31, 2014 Amendment 202 to the Ordinance was issued, by which the Temporary Order was extended to the 2012 and 2013 tax years, effective retroactively as from January 1, 2012.

(3)
Benefits under the Law for Encouragement of Capital Investments – Beneficiary Enterprise

BioCancell Therapeutics Israel Ltd. elected 2009 as the election year under the Law for Encouragement of Capital Investments, 5719-1959. Income generated by a "beneficiary enterprise" will be exempt from tax for 10 years. The benefits are contingent upon compliance with the criteria prescribed in the Encouragement Law, including the receipt of approval to be considered a biotechnology company. The Company is in the process of obtaining such approval.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 16 - Taxes on income (cont’d)

B.	Tax assessments in Israel

The Company has no tax assessments considered final.

BioCancell Therapeutics Israel Ltd. has final assessments for the tax years through 2010, inclusive, and withholding tax assessments considered final for the tax years through 2010.

BioCancell U.S. has Israeli tax assessments which are considered final for the tax years through 2010.

C.	Tax loss carryforwards

(1)	Company - loss carryforwards totaling NIS 4.4 million and capital loss carryforwards totaling NIS 46 million, resulting from the liquidation of BioCancell Therapeutics Inc.

(2)	BioCancell U.S. was liquidated at the end of 2012 and therefore its NOL carryforwards will not be utilized in the future.

(3)
BioCancell Therapeutics Israel Ltd. has NOL carryforwards for next year reaching NIS 107.5 million as of the balance sheet date, and capital loss carryforwards of NIS 5 million (December 31, 2013 –NOLs NIS 91 million and capital loss carryforwards of NIS 5 million).

D	Unrecognized deferred tax assets

(1)	The Company does not create deferred taxes on temporary differences for which recognition of deferred tax assets is required, since it does not expect to utilize them in the foreseeable future.

(2)	The Subsidiary did not recognize deferred taxes for loss carryforwards.

According to the existing Israeli tax laws, there is no time limit on utilization of tax loss carry forwards.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 16 - Taxes on income (cont’d)

D.	Unrecognized deferred tax assets (cont’d)

(3)	Deferred tax assets have not been recognized in respect of the following items:

	December 31
	2013	2014
	NIS thousands
Deductible temporary differences	14,424	17,076

Tax losses
Net operating losses	93,289	111,998
Capital losses	51,408	51,408

	159,121	180,482

The deductible temporary differences and tax losses do not expire under current tax legislation in Israel. Deferred tax assets have not been recognized in respect of these items since it is not probable that future taxable profit will be available against which the Group can utilize the benefits.

E.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2013	2014
	NIS thousands
Loss before taxes on income	(20,985)	(21,521)

Primary tax rate of the Company	25%	26.5%

Tax calculated according to the
Company’s primary tax rate	(5,246)	(5,703)
Non-deductible expenses	91	93
Change in temporary differences for
which deferred taxes are not
recognized	1,064	637
Current year tax losses and benefits for
which deferred taxes
were not created	4,091	4,973

Income tax expense (income) from continuing operations	-	-

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 17 - Loss per share

A.	Basic loss per share

The calculation of basic loss per share as of December 31, 2014 is based on the loss attributable to ordinary stockholders amounting to NIS 21,521 thousand (in 2013 NIS 20,985 thousand), divided by the weighted average number of ordinary shares outstanding) including the benefit element for the retroactive adjustments of the private placement (Note 10D(7)) and the issuance of rights (in Note 10D(3)) of 24,112 thousand shares (in 2013 - 13,191 thousand shares ), is calculated as follows:

Weighted average number of ordinary shares:

	Year ended December 31,
	2013	2014
	NIS thousands	NIS thousands
In thousands of shares, NOS 0.1 par value

Balance as of January 1	9,975	16,506

Effect of shares issued during year	3,216	7,606

Weighted average number of ordinary
shares used to calculate basic loss per share	13,191	24,112

B.	Fully diluted loss per share

The Company did not present data on the fully-diluted loss per share because of the anti-dilutive effect of convertible securities. See Notes 10 and 11 regarding details on the Company's stock warrants that could have a dilutive effect in the future.
At December 31, 2014 - 2,464 thousand options (in 2013 - 2,262 thousand) were excluded from the diluted average number of ordinary shares calculation as their effect would have been anti- dilutive.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 18 - Long-term derivatives

A.
As detailed in Note 10, during May – July 2013, 6,280 thousand warrants were exercised for 439 thousand shares (after reverse stock split), in consideration for 832 thousand (some were exercised in a cashless transaction).

B.	During 2013, until the exercise date of the warrants, their fair value increased by NIS 1,593 thousand.

C.
The Company was aided in the valuation of fair value by outside, independent appraisers, who are recognized as having relevant professional skills. The value was determined, in part, using valuation techniques.

May 27-June 30, 2013
Parameters used in calculating fair value of the warrants:
Purchase price	NIS 0.673-0.844
Exercise price/exercise supplement	NIS 4.2
Dollar interest rate	-
Company's standard deviation	39.48-75.66%

Note 19 - Interested and related party transactions and balances

A.	Subsidiaries

The Company holds 100% of the share capital of BioCancell Therapeutics Israel Ltd.

B.	Related party transactions

None.

C.	Benefits to key managerial personnel (including directors)

The Group's senior managers are entitled, in addition to salary, to non-cash benefits (such as vehicle, etc.). The Group deposits monies for them in a post-employment defined benefits plan.

Senior managers also participate in a stock option plan of the Company regarding share-based payments. See Note 11.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 19 - Interested and related party transactions and balances (cont’d)

C.	Benefits to key managerial personnel (including directors) (cont’d)

The benefits for employment of key managerial personnel (including directors) include:

	Year ended December 31,
	2013		2014
	No. of persons	Expense amount	No. of persons	Expense amount
	during the year	NIS thousand	during the year	NIS thousand

Short-term employee benefits
(includes salary)	2	1,188	2	1,328
Post-termination benefits	2	73	2	81
Share-based payments	3	166	5	143
Fees and insurance for directors
Who are not employees	4	625	5	590

		2,052		2,142

D.	Directors and officers insurance policy

In August 2014, the Company purchased a directors’ and officers’ insurance policy for itself and for the Subsidiary, with a liability limit of $5 million (NIS 19.4 Million) for a single claim, or cumulatively, for every insurance period. The policy will expire on August 31, 2015. The annual premium for the policy is $13 thousand (NIS 50.5 thousand). Officers will not bear any co-payment participation, whereas the Company will bear co-payment participation of $7.5 thousand (NIS 29 thousand) worldwide, except for the U.S. and Canada, where co-payment participation is $35 thousand (NIS 136 thousand) ($100 thousand (NIS 389 thousand) in claims related to the Securities and Exchange Commission).

E.	Indemnification of directors and officers

In December 2011, the general meeting of the Company's shareholders approved the grant of a letter of exemption and indemnification to directors and officers of the Company, as will be from time to time.

BioCancell Ltd.

Notes to the Consolidated Financial Statements in IFRS for the Year Ended December 31, 2014

Note 20 – Subsequent Events

A.	In January 2015, the Company bylaws were amended, such that the authorized share capital of the Company will stand at 75,000,000 ordinary shares, NIS 0.10 par value each.

B.	For details on the private placement of 907,455 shares to 13 investors in February 2015, see Note 10D(7).

C.
During the period, the Company raised NIS 17.9 million, gross (of which NIS 15.4 million was from CBI), through an issuance of rights to shareholders, according to the shelf offering report and in accordance with the Company's shelf prospectus (in Israel) dated October 21, 2013. Accordingly, the Company's shareholders were offered 24,078,600 registered ordinary shares, par value of NIS 0.10 each, such that for every 90 ordinary shares held, shareholders were entitled to a rights unit containing 70 ordinary shares at a price of NIS 1.00 per share (NIS 70 per unit). The rights holders acquired 17,934,058 ordinary shares of the Company (in 256,201 units), representing 75% of the offered securities. The issuance costs are estimated at NIS 195 thousand.

Following the issuance of rights, the amount of shares underlying warrants was increased for all employees, in accordance with the rights benefit component, by a ratio of 12.61%.

D.
In February 2015, the Company allotted 24,000 warrants, exercisable (as of this date) for 27,026 ordinary shares of the Company, under the terms of the outline of the employee and officers options plan. The warrants will vest over 4 years, and may be exercised in consideration for NIS 1.32 per share.

E.
In April 2015, the Company allotted 351,000 warrants to employees and officers (of which 165,000 warrants to interested parties and key managerial personnel), exercisable for 351,000 ordinary shares, under the terms of the outline of the Company's employee and officers options plan, and according to the private offering report. The value of the warrants as of the grant date is NIS 223 thousand. The warrants will vest over 4 years, and will be exercisable for consideration of NIS 1.21 per share.

F.
On May 6, 2015, a general meeting of the shareholders of the Company extended the agreement with Dr. Aharon Schwartz as the Company's active Chairman of the Board, without a change in the terms of his employment.

G.
In July 2015, the Company purchased a directors’ and officers’ insurance policy for itself and for the Subsidiary, with a liability limit of $5 million for a single claim, or cumulatively, for every insurance period. The policy will expire on August 31, 2016. The annual premium for the policy is $12 thousand. Officers will not bear any co-payment participation, whereas the Company will bear co-payment participation of $7.5 thousand worldwide, except for the U.S. and Canada, where co-payment participation is $35 thousand ($100 thousand in claims related to the Securities and Exchange Commission).

   American Depository Shares

BioCancell Ltd.

PRELIMINARY PROSPECTUS

, 2015

PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Office Holders (including Directors).

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of a fiduciary duty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law and the Securities Law, 5738 – 1968 (the “Securities Law”) a company may indemnify an office holder in respect of the following liabilities, payments and expenses incurred for acts performed by him as an office holder, either in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

•
a monetary liability incurred by or imposed on the office holder in favor of another person pursuant to a court judgment, including pursuant to a settlement confirmed as judgment or arbitrator’s decision approved by a competent court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

•
reasonable litigation expenses, including reasonable attorneys’ fees, which were incurred by the office holder as a result of an investigation or proceeding filed against the office holder by an authority authorized to conduct such investigation or proceeding, provided that such investigation or proceeding was either (i) concluded without the filing of an indictment against such office holder and without the imposition on him of any monetary obligation in lieu of a criminal proceeding; (ii) concluded without the filing of an indictment against the office holder but with the imposition of a monetary obligation on the office holder in lieu of criminal proceedings for an offense that does not require proof of criminal intent; or (iii) in connection with a monetary sanction;

•
a monetary liability imposed on the office holder in favor of all the injured parties by the breach in an Administrative Procedure (as defined below) as set forth in Section 52(54)(a)(1)(a) to the Securities Law;

•	expenses expended by the office holder with respect to an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which were imposed on the office holder by a court (i) in a proceeding instituted against him or her by the company, on its behalf, or by a third party, or (ii) in connection with criminal indictment of which the office holder was acquitted, or (iii) in a criminal indictment which the office holder was convicted of an offense that does not require proof of criminal intent.

•
Any other obligation or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

Under the Companies Law and the Securities Law, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party;

•	a monetary liability imposed on the office holder in favor of an injured party at an Administrative Procedure pursuant to Section 52(54)(a)(1)(a) of the Securities Law; and

•	expenses incurred by an office holder in connection with an Administrative Procedure, including reasonable litigation expenses and reasonable attorneys’ fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•
a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors or controlling shareholders, their relatives and third parties in which such controlling shareholders have a personal interest, also by the shareholders.

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted or to be permitted by law. Our office holders are currently covered by a directors’ and officers’ liability insurance policy. As of the date of this prospectus, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our office holders, including our directors, in which indemnification is sought.

We have entered into agreements with each of our current office holders undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including, with respect to liabilities resulting from this offering, to the extent that these liabilities are not covered by insurance. This indemnification is limited, with respect to any monetary liability imposed in favor of a third party, to events determined as foreseeable by the board of directors based on our activities. The maximum aggregate amount of indemnification that we may pay to our office holders based on such indemnification agreement is 25% of our shareholders’ equity pursuant to our most recent audited financial statements at the time of payment but not more than ten million dollars. Such indemnification amounts are in addition to any insurance amounts. However, in the opinion of the SEC, indemnification of office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Item 7.    Recent Sales of Unregistered Securities.

The following issuances of securities by us were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, as well as Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering or involving offers and sales of securities outside the United States:

In 2013, the Company issued 3,401,878 ordinary shares, for total consideration of NIS 3,401,878, based on its commitments to 13 investors in the Company to issue adjustment shares, due to invoking the anti-dilutive formulas in the investment agreements that were invoked as a result of investment rounds in July and November 2012. The payment for the adjustment shares reflected the minimum payment in accordance with the bylaws and directives of the TASE. One additional investor was allocated 250,266 shares in consideration for NIS 250,226, but the investor has not yet transferred the proceeds to the Company.

Following the 2013 issuance, various investors, including CBI, demanded that the Company compensate them for the payment in respect of the adjustment shares. After receiving legal and economic opinions, the Company elected to offer share-based compensation to these investors, for damage they may have sustained in connection with payment of the consideration.

During 2013, all of the warrants of the Company, which had been allotted to CBI, Tikcro Technologies Ltd., or Tikcro, and the Provident Fund of the Hebrew University Employees Ltd., or the Provident Fund, during 2008 were exercised as follows:

•	Tikcro exercised 4,301,906 warrants for 240,924 ordinary shares, based on the terms of the warrants, which allows for cashless exercise in consideration for waiving a portion of the underlying shares.

•	CBI exercised 1,720,763 warrants for 172,076 ordinary shares of the Company, at an exercise price of NIS 4.20, for total consideration of NIS 723,000.

•	The Provident Fund exercised 258,114 warrants for 25,811 ordinary shares of the Company, at an exercise price of 4.20 per share, for total consideration of NIS 109,000.

In May 2013, the Company issued shares to the public by tender, pursuant to the Company's prospectus dated May 14, 2013 and the supplementary announcement to the prospectus dated May 21, 2013. The Company allotted 2,207,000 ordinary shares (of which 1,411,000 ordinary shares to CBI), at a share price of NIS 7.90, in exchange for gross proceeds of NIS 17.4 million.

In January 2014, the Company raised gross proceeds of NIS 9,241,000 by means of an issuance of rights to stockholders and the holders of the Company’s 2010 warrants, pursuant to a shelf offering. Accordingly, 3,937,579 registered ordinary shares of the Company were offered, whereby for every 4 ordinary shares and for every 40 of the 2010 warrants, the holder of the securities was entitled to one ordinary share at a price of NIS 2.36. The rights holders purchased 3,915,798 ordinary shares of the Company, constituting 99.45% of the offered securities.

            Following the above issuance, the number of shares from the exercise of the Company’s series 2 warrants and employee stock options, based on the benefit element of the rights, were adjusted so that subsequently, every series 2 warrant, out of a total of 3,014,709 series 2 warrants, and every employee stock option, out of a total of 2,767,260 stock options for Company employees that were allotted before the reverse stock split date, would be exercisable for 0.10457 share of ordinary stock of the Company. The warrants that were allotted after the rights issuance date will not be affected by this adjustment.

In July 2014, the Company raised gross funds of NIS 26,024,000, by means of an issuance of rights to stockholders, according to a shelf offering and in accordance with the Company's shelf prospectus from October 21, 2013. The Company's stockholders were offered 12,005,505 registered ordinary shares of the Company, such that for every eight ordinary shares, the stockholder was entitled to one rights unit, comprised of five ordinary shares at a price of NIS 2.40. The rights holders purchased 10,841,859 ordinary shares of the Company, constituting 90.3% of the offered securities.

On February 16, 2015, the Company allotted 907,455 additional adjustment shares to 13 investors, who transferred minimum consideration to the Company. One additional investor was allocated up to 74,061 ordinary shares, but the investor has not yet transferred the proceeds to the Company.

Item 8.	Exhibits and Financial Statement Schedules.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1#	Articles of Association of the Registrant
4.1*	Form of Deposit Agreement between the registrant, the Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder
4.2	Specimen American Depositary Receipt (included in Exhibit 4.1)
4.3*	Specimen Certificate for ordinary shares
5.1*	Form of Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel to the Registrant (including consent)
10.1*	Form of Indemnification Agreement
10.2†*
Amended and Restated Exclusive License Agreement between Yissum Research Development Company of the Hebrew University of Jerusalem and the Company, dated November 14, 2005, as amended by Amendment No. 1 dated November 22, 2005, Amendment No. 2 dated September 11, 2007, Amendment No. 3 dated January 24, 2011 and Amendment No. 4 dated November 6, 2013

10.3†*	Supply Agreement between Polypus-Transfection SA and BioCancell Therapeutics Israel Ltd., dated April 21, 2015.
10.4†*	Clinical Supply Agreement among BioCancell Therapeutics Israel Ltd., Boehringer Ingelheim Biopharmaceuticals GmbH and Boehringer Ingelheim RCV GmbH & Co KG, dated April 3, 2015
10.5	Master Services Agreement between BioCancell Ltd. and Cobra Biologics Ltd. dated June 13, 2011
10.6#	Rental Agreement between the Administration for Development and Management of Industrial Zones in Jerusalem Ltd. and BioCancell Therapeutics Israel Ltd. dated November 7, 2013
10.7#*	2011 Incentive Plan for Employees, Officers and Consultants
10.8#	Compensation Plan dated December 1, 2013, as amended on January 2, 2014 and April 15, 2015
21.1	List of subsidiaries of the Registrant
23.1*	Consent of Somekh Chaikin, Member Firm of KPMG International, independent registered public accounting firm for the Registrant
23.2*	Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., Israeli counsel to the Registrant (included in Exhibit 5.1)

*	To be filed by amendment.
#	English translation of original Hebrew document.
†
Application has been made with the SEC to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

Item 9.	Undertakings.

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5.
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

6.
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
b.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

c.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

d.	The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jerusalem, State of Israel on, 2015.

BIOCANCELL LTD.

By:
Name: Jonathan Burgin
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

	Chief Executive Officer (Principal Executive Officer)	, 2015
Jonathan Burgin

	Controller (Principal Financial Officer and Principal Accounting Officer)	, 2015
Or Dolev

	Chairman of the Board of Directors	, 2015
Aharon Schwartz

	Director	, 2015
Ofer Goldberg

	Director	, 2015
Prof. Benad Goldwasser

	Director	, 2015
Itamar Shalit

	Director	, 2015
Orly Yarkoni

	Director	, 2015
David Schlachet

Signature of authorized representative in the United States

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in on thisday of, 2015.

By:
Authorized U.S. Representative

By:
Name: Vcorp agent Services, Inc.
Title: Isaac Muller, President